6/23


06014657

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Man Group plc

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4214 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dee

DAT : 6/26/06

Annual Report 2006


ManGroupplc

ManGroupplc





Tokyo
Taipei
Mumbai
Singapore
Brisbane
Sydney

Calgary and Vancouver. The business is long established and a market share leader on the Montreal and Winnipeg Commodity Exchanges. The business services institutional and retail Canadian customers, and US and other overseas customers accessing the Canadian futures exchanges. Other lines include online and corporate FX. Man Investments is currently making preparations to open a dedicated office in Toronto which will offer products specifically created for Canadian investors.

London
Man can trace its origins back to 1783 at offices in London, just a stone's throw from our present headquarters at Sugar Quay. Today we have some 1,300 employees in our London offices covering Man Investments, Man Financial and Corporate. Man Investments has teams focused on investment management, including both AHL and Man Global Strategies, as well as structuring expertise that supports the team in Switzerland. A London-based sales team is focused on supporting institutional relationships and other investor channels in the UK and neighbouring territories; while product support services as well as support specialists make up the rest of the team. Man Financial is regulated by the FSA and has a leading market share in clearing and execution of futures and options contracts on the major European futures exchanges, including Eurex, LIFFE and Euronext. Its specialist broker desks in London execute and clear transactions in financial futures, equities, energy and other derivatives products. It also provides a full service to customers in the institutional, professional trader and fund management segments, and to private clients. A number of advanced trading platforms and respected brands also operate out of London including GNI Touch and UnionCal.

Switzerland
Man opened its Swiss branch of Man Investments in 1990 and today Pfäffikon is one of Man Investments' key business centres and home to RMF. Around 500 employees are located in three different offices, including business teams covering sales, marketing communications, product structuring, legal and compliance, intermediary services, IT, finance, product management, HR, and administration and logistics.

India
Man entered the Indian market when it acquired Refco this year, which held a majority stake in India's leading futures business. With 270 employees, the operation represents a complete model of inflow, outflow and domestic markets, and both private and institutional clients, in a dynamic and rapidly growing marketplace in listed derivatives. The newly formed Man Financial Middle East DMCC, a trading and clearing member of DGCX is an exciting offshoot from the Indian business.

Australia
Man has been involved in Australia since 1986. It has offices in Sydney and Brisbane with some 150 employees in total. Man Investments Australia is a regional leader in structuring, marketing and administering strategic investments that offer diversification from traditional investments in stocks, property and bond markets. Man Financial Australia has been a highly successful innovator in institutional and retail broking. Its business teams are focused on providing customers with everything they need to trade in futures and options, FX and CFDs. A 24-hour dealing desk provides worldwide execution and clearing services.

Singapore
Man has had a presence in Singapore since 1996 and its operations are focused on Man Financial. The office was significantly expanded through the acquisition of Refco this year. With over 300 employees, its business teams service a broad spectrum of clients from North and South East Asia covering institutional derivatives, financial futures, global commodities and FX services. A pan-Asian e-commerce capability is also based in Singapore. Combining the two businesses has also given Man Financial a strong market share in the Taiwan outflow business, which together with the new office in Hong Kong places Man Financial in a strong position to benefit from the growth in the Asia region.


Dublin
Guernsey
Montreal
Toronto
Chicago
New York
The Bahamas
Montevideo

Our global reach
Man Group employs over 4,000 people in 16 countries, with key centres in London, Pfäffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides access for private and institutional investors worldwide to hedge fund and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man Investments has a 20 year track record in this field, supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets.

US
Man has had a presence in the US since the early 70s where it has over 1,500 employees with its principal offices in New York and Chicago. Man Financial is one of the largest futures commission merchants in the US and is a clearing member of the major US futures exchanges, including the CME, CBOT and NYMEX. Specialist teams deliver services including execution and clearing in financial futures, metals, agricultural futures and energy, while the FX, fixed income and equities specialists provide access to a range of exchange-traded and OTC instruments. Institutional desks support the activities of financial institutions and professional investors in both the US and overseas, whilst specialist private client businesses operate through well-established retail brands such as Fox and Lind-Waldock. Man Investments has teams focused on investment management, including Glenwood which is based in Chicago, as well as manager sourcing for Man Global Strategies and RMF. In addition, it has intermediary and institutional sales teams, business development, client services, product structuring, marketing, sales support, shareholder services, legal and compliance.

Canada
Man has entered the Canadian market this year through Man Financial, when it acquired Refco. Man Financial now has around 140 employees in eight locations in Canada including Toronto, Montreal, Winnipeg,

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.



Funds under management of $49.9 billion at 31 March 2006 (including private investor FUM of $30.4 billion), up 16% from last year

Fund sales in the year of $9.1 billion, including private investor sales of $5.7 billion

Profit before tax on total operations up 17% to $1,236 million

Diluted earnings per share on total operations* up 48% to 306 cents

Profit before tax and exceptionals[+] up 51% to $1,306 million

Recurring net management fee income up 18% to $700 million

Brokerage profits up 20% to $177 million (excluding Refco)

Diluted underlying earnings per share[†*] up 18% to 214 cents (excluding Refco, up 20% to 219 cents)

Post-tax return on equity 33.5%, up from 29.8% last year

Net performance fee income up from $119 million to $450 million

Dividends relating to the year up 30% in US dollar terms to 85.8 cents

*,+,† see footnotes on page 2

	March 2006	March 2005
Funds under management	**$49.9bn**	$43.0bn
Asset Management net management fee	**$700m**	$594m
Asset Management net performance fee	**$450m**	$119m
Brokerage – excluding Refco	**$177m**	$148m
Brokerage – Refco	**($21m)**	–
Sugar Australia (now sold)	–	$2m
Profit before tax and exceptional items	**$1,306m**	$863m
Exceptional items+	**($70m)**	$195m
Statutory profit before tax	**$1,236m**	$1,058m
Diluted earnings per share*		
Total operations before exceptional items	**314c**	209c
Total operations	**306c**	207c
Underlying†	**214c**	182c
Underlying (excluding Refco)†	**219c**	182c
Dividends per share~	**85.8c**	66.0c
Post-tax return on equity#	**33.5%**	29.8%
Equity shareholders' funds	**$3,569m**	$2,712m
Diluted weighted average number of shares	**342.6m**	344.6m

† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income. It therefore excludes net performance fee income in Asset Management, the results of Sugar Australia (now sold) and exceptional items.

* A reconciliation of earnings per share is shown in Note 8 to the financial statements.

+ The exceptional item in 2006 relates to integration costs directly related to the Refco acquisition. In 2005, the exceptional net gain relates to fair value gains on the conversion option component of the exchangeable bonds less a small loss on the sale of the Group's private equity business.

~ Dividends per share represent the interim paid and final proposed dividends relating to the year.

Post-tax return on equity excludes the fair value gain on the conversion option component of the exchangeable bonds in the comparative period.

Five Year Record	IFRS 2006 $m	IFRS 2005 $m	UK GAAP * 2004 $m	UK GAAP * 2003 $m	UK GAAP * 2002 $m
Income Statement					
Continuing operations before goodwill amortisation and exceptional items	**1,306**	863	821	538	305
Goodwill amortisation	**–**	–	(77)	(56)	(11)
Exceptional items	**(70)**	195	(29)	(23)	(17)
Pre-tax profit	**1,236**	1,058	715	459	277
Taxation	**(222)**	(173)	(162)	(96)	(59)
Profit for the year	**1,014**	885	553	363	218
Funds under management ($bn)	**49.9**	43.0	38.5	26.1	10.7
Statistics					
Diluted earnings per share on total operations	**306c**	207c	168c	117c	81c
Diluted earnings per share before goodwill and exceptional items	**314c**	209c	198c	141c	91c
Diluted underlying earnings per share	**214c**	182c	141c	94c	65c
Ordinary dividend per share	**85.8c**	66.0c	50.8c	35.9c	26.7c
Net cash/(debt)	**$1,301m**	$1,011m	$602m	($24m)	($58m)
Gearing	**–**	–	–	2%	8%
Balance sheet ($m)					
Non-current assets	**2,007**	1,671	1,197	1,072	270
Current assets	**23,948**	15,419	7,570	4,868	2,092
Current liabilities	**(20,712)**	(13,117)	(5,709)	(3,600)	(1,187)
Non-current liabilities	**(1,666)**	(1,261)	(1,009)	(805)	(418)
Net assets	**3,577**	2,712	2,049	1,535	757
Average headcount	**3,431**	2,888	2,630	2,347	1,575
Sterling exchange rates					
Average	**0.5600**	0.5417	0.5904	0.6464	0.6979
Year-end	**0.5759**	0.5298	0.5441	0.6327	0.7023

* The main adjustments necessary that would make this information comply with IFRS are those concerned with the classification and measurement of: the exchangeable bonds; pensions; intangibles (including goodwill); dividends; grossing up of assets and liabilities in Brokerage; and available for sale investments. Examples of the impact of such items on the Group's 2005 results, as prepared under UK GAAP, are set out in Note 36.

Funds under management
($ billion)


10.7
26.1
38.5
43.0
49.9
2002
2003
2004
2005
2006

Underlying pre-tax profit
($ million)[1]


223
355
579
742
856
2002
2003
2004
2005
2006

Ordinary dividends
per share (cents)[2]


26.7
35.9
50.8
66.0
85.8
2002
2003
2004
2005
2006

[1] full definition as per footnote † on page 2.
[2] prior to 2005 dividends were declared in sterling. The chart far right shows the US dollar equivalents at the average exchange rate applicable to each year.

Business

1 **Celebrating a decade of IP 220**
Man Investments celebrated the 10th anniversary of the first IP 220 investment product, Man-IP 220 Limited, which was launched in December 1996. This year Man Investments structured multiple offerings of the product in a number of different currencies targeting different regions.

2 **Refco acquisition**
Man Group acquired the customer accounts, balances and certain other assets of Refco LLC. This included offices in the US, Canada and India.

3 **20 years of success**
Man Investments celebrates 20 years of success in the Middle East.

4 **Awards**
a Man Financial was again ranked number one Metals Broker by Risk Magazine.
b Man Investments dominated the third annual Euromoney Private Banking Survey 2006 winning 21 awards.
c Man Investments was named Hedge Fund firm of the year at the Funds Europe Awards 2005.
d RMF Convertibles Europe was best fund in its category in Switzerland, Germany and Austria at the Lipper Awards.


Man IP 220
International Ltd


Man IP 220


IP220
STRATEGY
GENIESSEN


Series 11
OM-IP 220



1


Risk
CURRENCIES · INTEREST RATES · EQUITIES · COMMODITIES · CREDIT

4a


funds europe
awards
2005

4c


AUSTRIA 2006
SWITZERLAND 2006
GERMANY 2006

4d


REFCO

2



3



4b

Community

1 **Kids Company – Annual Charity**
Man Group raised in excess of £125,000 for Kids Company, its charity of the year.

2 **The Man Booker Prize 2006**
The judges for the Man Booker Prize 2006 are Hermione Lee (Chair), Simon Armitage, Candia McWilliam, Anthony Quinn and Fiona Shaw. The winner will be announced in October 2006.

3 **The Man Booker Prize – extension of the sponsorship**
Man Group announced that the existing sponsorship agreement for the Man Booker Prize for Fiction has been extended for a further five years.

4 **Saracens sponsorship**
Man Group continued its sponsorship of Saracens Rugby Football Club.

5 **pianoMan**
pianoMan has visited over 60 schools around the country. So far, there have been eleven Man Award Winners and two Man Scholarships have been awarded.

6 **Man Group Scholarship**
The Man Group Scholarship programme in association with The Royal College of Art has been renewed for a further three years. The 2006 Man Group scholars are Skarl Thampirak (Ceramics and Glass) and Ian Whitfield (Painting).

7 **The Man Asian Literary Prize**
Man Group announced a major new literary prize to recognise the work of Asian writers and to bring them to the attention of the world literary community. The prize is a joint project of Man Group and the Hong Kong Literary Festival Ltd. The first prize will be awarded in Autumn 2007. Man Investments continues to sponsor the Man Hong Kong International Literary Festival.


School



1


KIDS COMPANY

2

THE Man BOOKER PRIZE 2006


THE
Man
BOOKER
PRIZE
2006

3 © Belinda Lawley



SARACENS



4



5




Literary Festival





6

7


2006
The Man Asian Literary Prize

Man Group continued to make good progress in the financial year ended 31 March 2006. Total profit before tax was up 17% to $1.2 billion and up 51% before tax and exceptional items. Strong performance in both Asset Management and Brokerage divisions have again enabled us to achieve our key financial targets by delivering significant growth in underlying earnings per share, up 18%, and a high post-tax return on equity of 33%.

Given these results, and our strong capital position, we have continued our practice of returning cash to shareholders through our progressive dividend policy and by our share repurchase programme. The Board proposes a final dividend of 54.6 cents, for a total dividend for the year of 85.8 cents, and an increase of 30%, and we repurchased 8.5 million shares during the year. Shareholders have enjoyed a total return of 84% for the year to 31 March 2006, and a compound total return of 27% per annum over the last five years.

Given the rise in the Company's share price, we consider that it would be beneficial if the current Ordinary Share Capital was subdivided. Shareholder approval will be sought at the 2006 Annual General Meeting to sub-divide each Ordinary Share of 18 US cents into 6 Ordinary Shares of 3 US cents each. If approved shareholders will maintain the same percentage interest in the issued share capital as before and rights attaching to the Ordinary Shares will remain unaffected. Full details of the proposal appear as an Appendix to the Notice of the Annual General Meeting.

In Asset Management, Man Investments' products delivered solid returns to our investors and outperformed their benchmarks, underpinning our asset gathering initiatives, particularly in the second half of the financial year. This momentum culminated in our record breaking global private investor offering of Man IP 220 over the year-end, which raised $2.3 billion. Funds under management were $50 billion at 31 March 2006, up from $43 billion last year-end, and strong investment results from all our core managers delivered substantial performance fee income.

In Brokerage, Man Financial has produced another year of excellent results which saw strong organic growth despite the significant demands and potential distraction of integrating the Refco business acquired in November 2005. Pre-tax profits excluding Refco were up 20% to $177 million, and with the integration of that business substantially complete we look forward to a much enhanced contribution from the division in the current year.

Corporately, we have continued to strengthen our governance, risk management capabilities, and liquidity and have continued to optimise the Group's capital structure. As signalled last year, we have also undertaken a major review of our Corporate Responsibility policies, resulting in the creation of a revised, integrated worldwide programme and enhanced reporting systems. Shortly, we will be publishing for the first time a separate Corporate Responsibility Report in print and on the web.

So overall this has been a challenging and successful year for the Group, and I would like to thank Stanley Fink, our Chief Executive, his very able executive team, and all our staff worldwide for their contribution to this success and the value it has created for all our stakeholders.

Once again I would also like to express my thanks to our non-executive directors, whose counsel, commitment and contribution continues to be very valuable. During the year there were a number of Board and senior management changes. At Board level, Stephen Nesbitt retired at the AGM in July, as indicated in last year's report, and Chris Chambers left the Group on 31 August 2005. John Morrison has succeeded Chris as Chief Executive of Man Investments, bringing with him much leadership, experience and energy, and in November, Peter Clarke was appointed Deputy Group Chief Executive and Finance Director reflecting his significant contribution across the business. We wish both John and Peter every success in these roles.

Looking forward, the Board is confident about the Group's prospects for the current year. Investment management performance has been positive over the first two months, with a strong April providing both substantial performance fee income and an excellent ongoing backdrop for sustained momentum in asset gathering. Funds under management are currently estimated to be around $54 billion. In Brokerage the year has also started well. The integration of Refco is substantially complete and the acquired activities are performing ahead of expectations. Active markets are continuing to generate good levels of business.



Harvey McGrath
Chairman


LIPPO
LIPPO

Business Review







We have applied the Business Review requirements as set out in the EU Accounts Modernisation Directive. We have also considered the best practice principles of the recent Operating and Financial Review guidance provided by the Accounting Standards Board. Whilst this guidance is not mandatory, we have sought to apply current best practice in corporate disclosure in order to enhance information primarily for our shareholders but also for other stakeholders.

This Business Review comprises: a Group overview; a review of the industry environment, strategic aims, key strategic drivers and performance measures in Asset Management and Brokerage; the Financial Review (including capital management); Risk Management; and the Corporate Responsibility Summary Report.

The Group's strategic objective is to create long-term value for our shareholders, investors, customers, and other stakeholders, through the continued development of our businesses. The focus of this development is to build on the core strengths, values and expertise of the Man Group and its employees worldwide, to enhance our leadership position in markets, and to create growth which is both profitable and sustainable. The focus is on:

- Maintaining leadership in Asset Management by:
  - Providing attractive and innovative product structures;
  - Committing to superior investment returns;
  - Securing access to superior manager capacity to accommodate continued asset inflows; and
  - Offering high levels of client service.
- Continued growth in Brokerage through:
  - Maintaining high standards of client service and execution;
  - Growing revenues organically and through consolidation;
  - Diversifying revenue streams by product and geography;
  - Extracting value from market presence; and
  - Controlling overheads.

In financial terms, our success in achieving these objectives will be measured at Group level against the twin targets of delivering significant growth in underlying earnings and maintaining high post-tax returns on equity. These targets, which we set in 2000, have been met in every subsequent year including the year under review.

The Group Board is responsible for providing leadership and strategic direction, and securing and managing the resources necessary to implement business strategy. The Board is also responsible for setting parameters for the appropriate levels of risk in the businesses and at Group level, and establishing standards for good governance, corporate responsibility and the behaviour of our employees in conducting business.

The Board operates a three-year rolling Medium Term Planning process for strategic decision making and resource planning. This process involves the senior management of the two businesses, as well as the central functions responsible for finance, liquidity, risk, assurance, tax and resources. From this an annual operating plan is established containing financial projections, resource predictions and risk assessments. The plan also establishes the targets against which progress will be monitored during the year.

The Group's central finance and treasury activities are responsible for providing appropriate financial resources to support the Group's strategic direction, and managing Group resources to best address the requirements of shareholders, banks, regulators and rating agencies. The Group holds capital in various forms to meet the requirements of regulators and to ensure compliance with the Group's quantitative Risk Appetite statements, and has demonstrated significant financial flexibility in meeting both organic business needs and acquisition opportunities. The Group Risk Appetite statements are set out in the Risk Management section on page 42 and are modelled and monitored by the Group Risk function. Potential liquidity requirements in excess of internal resources are modelled for market stress situations and catered for by the provision of external committed banking lines as detailed on page 48. In this way the Board considers that it has established a robust and flexible capital structure which is not a constraining factor on business development. This capital structure is constantly managed against the Group's financial target for return on equity.

Our reputation is a key component of our ability to achieve our strategic objectives. The Group's activities are subject to oversight by market regulators in many countries and the Group is lead-regulated on a worldwide basis by the Financial Services Authority in the UK. Regulatory compliance is a major focus across the Group in terms of business practice, culture and employee awareness. Regulatory and reputational risks both form part of the Group's qualitative Risk Appetite statements.

Risk and Assurance functions are located, or report, centrally at Group level. In this way the Group Board is provided with a high degree of independent oversight and reporting of the businesses. The Board has established a formal written framework of committee structures, delegated authorities, limits and reporting to supervise and control risk. This is complemented by support and assurance activities, including internal audit, which are responsible for assessing the effectiveness of the control environment operated by the management of the businesses. A summary of the Group's control and governance framework is contained in the Corporate Governance section, and the Risk Management section provides full details of the way in which we quantify, manage and mitigate the risks in our businesses. The Board's confirmations with regard to the effectiveness of the Group's systems of internal control are contained on pages 62 to 65.

Principal risks

Risk is inherent in the Group's business and activities and the Group will earn significant returns on its capital through taking risks. Our ability to identify and manage these risks effectively is critical to our continued success. The risks to our business and our approach to risk management are explained in detail on pages 42 to 49.

The principal risks facing the Group are:

- The risk that global economic or political changes result in a major decline in activity, liquidity and levels of financial markets. This would reduce revenues in Brokerage and adversely affect the ability of alternative investment funds to generate superior returns. It would also increase the likelihood of default by our customers and counterparties;
- The risk of persistent poor performance by funds managed by Man, leading to a significant increase in redemption rates and lower funds under management in Asset Management;
- The risk that competition leads to margin pressure in both businesses or to reduced volumes if it results in the disintermediation of Man;
- The risk that an extreme shock to financial markets results in a very large demand for liquidity which has to be met from the Group's committed borrowing facilities as well as a risk that some of our customers and counterparties may default; and
- The risk that the Group suffers losses from fraudulent activity.

The Group addresses these risks through:

- Diversification of activity by geography, product, customer and investor;
- Extensive modelling of the potential scale of such risks and through holding sufficient capital and liquidity to withstand extreme events; and
- A culture that places great emphasis on effective risk management and strong internal controls.

Diluted earning per share
Underlying EPS


cents
250
200
150
100
50
0
65
94
141
182
214
2002
2003
2004
2005
2006

In the above chart the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis. Restating years 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

Post-tax return on equity


%
40
30
20
10
0
30.7
26.9
32.5
29.8
33.5
2002
2003
2004
2005
2006

In the above chart the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis, although the fair value gain on the conversion option component of the exchangeable bonds is excluded in 2005. All other exceptional items arising in each year are included. Restating years 2002 to 2004 on a similar IFRS basis would not give rise to any significant differences.



Asset Management



WED 29 MAR
LONDON
NEW YORK
SYDNEY
TOKYO
GBPUSD
EURGBP
EURJPY
USDCAD
EURCHF
USDMXN
AUDUSD
EURGBP
EURSEK
NZDUSD
USDJPY
USDSGD
RIC Name Last Net.Ch Bid Ask
PLJ6 PLATINUM APR6 1069.0 -5.3
PLN6 PLATINUM JUL6 1079.0 -6.5
PAH6 PALLADIUM MAR6
PAM6 PALLADIUM JUN6 334.50 -7.75
HGH6 HG COPPER MAR6 250.50 +1.10
HGK6 HG COPPER MAY6 242.60 -0.25
GCJ6 100 OZ GOLD AP 565.8 -1.2
GCM6 100 OZ GOLD JU 571.2 -1.0
SIK6 SILVER 5000 MA 1087.5 +0.5
SIN6 SILVER 5000 JU 1095.5 +1.1
CLK6 LIGHT CRUDE MA 66.15 +0.08
NGJ6 NATURAL GAS AP 7.200 -0.014



Growth of the global hedge fund industry including managed futures
As as 31 March 2006



number
US$ billion
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
90
92
94
96
98
00
02
04
06
Number of hedge funds
Hedge fund and managed futures assets

Source: Hedge Fund Research Inc., The Barclay Group and Hennessee Group

Man Investments is a global leader in the fast growing alternative investments industry. It provides access for private and institutional investors worldwide to hedge funds and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man Investments remains focused on all the key components of its business being: investment management, global distribution and client service; and product structuring. Funds under management increased 16% in the year to be $50 billion at 31 March 2006. Pre-tax profit for the year increased 61% to $1.2 billion.

Industry environment
The hedge fund industry continued to grow strongly. Whilst net inflows were weaker at $51 billion (down 50% from $101 billion in the prior year) these were offset by stronger performance, leading to an overall rise in funds under management in the year to 31 March 2006 of 16% (versus 17% in the year to 31 March 2005), and giving rise to total funds under management of $1,317 billion.

Industry net inflows on a quarterly basis for the year to 31 March 2006 started slowly and bottomed out in the quarter to December 2005 with the industry experiencing its first quarterly net outflow since the quarter to March 2003. However, the year ended on a positive note with net inflows for the quarter to March 2006 of a strong $28.5 billion. The fund of funds sector in particular had a tough year and net inflows for the year to March 2006 were only $6.5 billion ($26.8 billion in the year to 31 March 2005).

Conditions have been challenging for the industry as returns, whilst respectable, have not been as strong as those for some other asset classes. Equities in particular have experienced strong performance over the last three years to 31 March 2006, averaging 24% per annum, whilst hedge funds have been in the high single figures. However, hedge funds do offer strong absolute and risk-adjusted return potential, with low correlation to equities and when measured over longer time periods they have proven more than capable of matching the returns from equities. As a result, hedge funds are able to offer strong diversification benefits as part of traditional portfolios.

Assets under management for hedge funds have reached the $1 trillion mark over a much shorter period than the mutual fund industry and the hedge fund industry continues to be an attractive growth story. It still only represents around 2% of total global financial assets under management. As investors continue to turn to alternative assets, we believe that they are, increasingly, seeking the more established managers in the industry to access consistently superior performance over time, greater product innovation and excellent client service. These trends play firmly to Man Investments' strengths, and we anticipate that investors and potential investors will be well served by our new initiatives aimed at expanding these capabilities throughout the year ahead.

Man Investments is the largest provider of hedge funds in the world. Leadership within the industry brings responsibilities but it also gives us significant advantages derived from size, reputation and experience.

The scale of our operations and resources give us an advantage when it comes to attracting the best managers, structuring innovative products, negotiating with service providers or investing in research and development so as to identify new sources of alpha*. It also allows us to invest in new systems and processes that will permit us to meet higher reporting standards.

As a leading FTSE 100 company we also have the banking relationships, balance sheet and resources to build upon our leadership, providing a continuing range of innovative products for our private and institutional investors.

Our competitors
Our current competitors come from three sectors: independent fund of hedge funds, which market mainly to private investors but are increasingly focusing on institutional clients as well; traditional asset management firms, many of them owned by investment and commercial banks, which are developing hedge fund programmes from scratch; and large banking institutions which are increasingly offering clients structured product solutions that include a hedge fund element. In all three areas we benefit from the stimulation of a healthy competitive environment.

Most of our major competitors have historically been based in, and focused on the European and US markets. In developing regions, such as Asia, competition is now coming from the major global hedge fund providers, which are expanding their activities to these markets, as well as from an emerging local hedge fund industry.

Challenges
The hedge fund of funds industry is experiencing some pressure on fees from institutional investors. Many investors have gained more experience in investing in fund of hedge funds and in some cases are now investing directly. However, at the same time institutional investors are demanding higher levels of service and transparency. This places pressure on the margins of the institutional hedge fund of funds providers. Man Investments has anticipated this trend and is able to use its scale and research ability to generate new innovative products which can attract higher margins.

Private investor fees within the industry are stable and margins are being maintained. This is particularly the case for funds with good market presence and strong track records, such as our private investor products.

Continuing to secure high quality investment capacity is also recognised as a major challenge for the hedge fund industry. As a result, identifying early stage managers and new investment strategies becomes more important for future expansion of our operations. Man Investments is well placed to secure new capacity through our affiliated managers and hedge fund ventures programmes. We also benefit from our abilities to develop niche investment strategies such as those focusing on new alternatives and commodities.

*Alpha is a measure of the consistent, incremental investment performance over a defined benchmark which could be attributed to an investment manager's active deployment of skill and technique rather than from his passive exposure to a market.

Our main challenges relate to:
- The constant demand for fresh investment products;
- An increasingly discerning clientele; and
- Regulatory developments.

Our investors form one of the most sophisticated investor bases of any segment of the asset management community. Accordingly, they want attractive new investment products, greater transparency and higher levels of liquidity, along with increased levels of client services. Our response has been to cater to these demands by expanding our product choice and our managed account platforms, implementing more stringent reporting standards and investing in technology and systems that allow us to value our portfolios more efficiently. We are also delivering more product information electronically and in a more timely manner.

Tighter regulation of the industry presents challenges we welcome. We appreciate the importance of the benefits that effective regulation brings, including growing investor confidence in alternative investment products and a more educated public.

Main Achievements

In spite of the challenging industry environment, Man Investments posted record profits for the year and established a new benchmark for the launch of a public hedge fund issue.

Our position as a leading player in the hedge fund industry strengthened due to the underlying performance of our managers and strength of our structuring and distribution capabilities.

Funds under management of Man Investments grew by $7 billion to $50 billion at 31 March 2006. This was an increase of 16% for the year and we remain the world's largest hedge fund provider.

We are one of the four largest listed, independent asset management group in the world and the largest in Europe by market capitalisation.

Man Investments continues to build distribution capability in the private investor and institutional markets by expanding its sales staff and distribution partners.

Our principal strength lies in the quality and long experience of our core investment managers.

Highlights of the year for Man Investments

- Record profits of more than $1 billion;
- Continued consolidation of our position as the largest hedge fund provider in the world with $50 billion in funds under management;
- $2.3 billion of investor money raised through a global private investor launch, a record for Man Investments and the hedge fund industry;
- Strong performance across all our core investment managers generating substantial performance fee income and leaving most funds close to or at record highs;
- BlueCrest guaranteed fund used for first time in a global launch;
- Successful management of overheads in a rapidly expanding business;
- Investment in world-class client service tools; and
- Continued innovative product launches across all our core investment managers.

Core manager performance

AHL: Performance over the year to March 2006 was 23.4%[*]
Acquired a controlling stake in 1989, AHL managed $15.0 billion as at 31 March 2006. Its track record dates back to 1983 and it is consistently in the top quartile of performers of managed futures managers.

Glenwood: Performance over the year to March 2006 was 13.0%[>]
Commenced a joint venture together in 1995 and acquired in 2000. Glenwood managed $5.4 billion as at 31 March 2006. It follows a differentiated bottom-up investment philosophy.

Man Global Strategies: Performance over the year to March 2006 was 17.8%[#]
Established in 1994, MGS managed $9.1 billion as at 31 March 2006. MGS is a multi-strategy fund of hedge funds with a focus on early stage managers.

RMF: Performance over the year to March 2006 was 11.4%[<]
Acquired in May 2002, RMF has grown since then at more than 25% a year and managed $20.4 billion as at 31 March 2006. It is an innovative provider of funds of hedge funds and specialist investment strategies, with performance for the year to March 2006 for RMF Commodities of 28%, RMF Asian Opportunities of 22% and RMF Healthcare Opportunities of 15%.

[*] As represented by Athena Guaranteed Futures Limited
[>] As represented by Man-Glenwood Multi-Strategy Fund Limited
[#] As respresented by Man Multi-Strategy Guaranteed Limited
[<] As represented by RMF Absolute Return Strategies I

Global Presence

Man Investments has built up its global distribution force for both private and institutional investors through local regional offices and central sales support.

This has been the result of a long-term policy of creating a strong local presence as shown in the following country or region list, with date of establishment:
- Switzerland 1990
- London 1983
- Montevideo 1995
- Tokyo 1992
- Hong Kong 1990
- Bahrain and Dubai 1986
- Chicago 2000
- Sydney joint venture 1986
- Toronto joint venture 2002

Man Investments is well positioned in the industry benefiting from the following main advantages:
- Solid foundations in key growth markets such as Asia and Japan;
- Market leadership in structured product solutions;
- Strong private investor distribution capabilities through quality and breadth, and long standing relationships with our distribution partners;
- Strong AHL performance record over 22 years;
- Long record in providing private investor and institutional hedge fund products;
- High brand recognition;
- Sharp focus on remaining a highly innovative company;
- Highly diversified product range with different risk/rewards objectives;
- Strength of a FTSE 100 balance sheet together with well-established banking relationships;
- Quality investment capacity available in all core investment managers, with distribution and structuring capability to package the investment capacity;
- Scale and organisational infrastructure of Man Investments in the increasingly institutionalised hedge fund industry; and
- Expertise and long experience in serving diversely regulated jurisdictions.

Regulation
Although, in general, the hedge fund industry remains broadly under light regulation, Man Investments, by virtue of our wide range of regional operations, is subject to regulatory coverage on many fronts. We are regulated by a total of 17 regulatory bodies globally, including:
UK – Financial Services Authority (FSA)
USA – Securities and Exchange Commission (SEC)
Switzerland – Swiss Federal Banking Commission (EBK)
Japan – Kanto Local Finance Bureau (KLFB)
Hong Kong – Securities and Futures Commission (SFC)
Australia – Australia Securities and Investments Commission (ASIC)

Direct regulatory coverage of the hedge fund industry will continue to increase. Wider-ranging financial regulatory developments, such as the Markets in Financial Investments Directive (MiFID), although not directly focused on the hedge fund industry, will also impact on Man Investments.

As the largest hedge fund provider in the world we are committed to working proactively with regulators. Not only does this ensure we can meet the highest regulatory standards around the globe, but also that we can provide an industry view on developments in the regulatory environments. This will allow Man Investments to continue to expand regional activities and design products which meet local regulatory requirements in all jurisdictions.

Global Distribution

● Central operations
London – Investment management HQ
Switzerland – Sales support, marketing and product structuring HQ
Dublin – Shareholder services
Guernsey – Administrative services

○ Regional offices
Bahrain and Dubai
Chicago
Hong Kong
London
Montevideo
Switzerland
Sydney
Tokyo
Toronto

○ Investment management units
Chicago
London
New York
San Francisco*
Switzerland
Sydney

* Including strategic alliances with other managers


Chicago
Toronto
New York
Dublin
London
Switzerland
Tokyo
San Francisco
Montevideo
Guernsey
Bahrain
Dubai
Hong Kong
Sydney

Man IP 220 Global Launch

Man IP 220

18 December 1996 to 30 November 2005



Index value
(logarithmic scale)
40
35
30
25
20
15
10
97 98 99 00 01 02 03 04 05
Man-IP 220 Limited
World stocks
World bonds

	Man IP 220 Limited	World stocks	World bonds
Total return	313.5%	73.6%	54.0%
Annualised return	17.1%	6.3%	4.9%
Annualised volatility	18.0%	15.1%	6.9%
Sharpe ratio	0.76	0.22	0.16
Worst drawdown	-19.9%	-46.3%	-7.9%
Correlation to Man-IP 220 Limited	1.00	-0.16	0.31

Source: Man database and Bloomberg. World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return). Latest data available at time of production. There is no guarantee of trading performance and past or projected performance is no indication of current or future performance/results. Sharpe ratio is a measure of risk-adjusted performance that indicates the level of excess return per unit of risk. Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed.

The first quarter of calendar year 2006 saw the global launch of the Man IP 220 product raise a total $2.3 billion of investor money.

This Man IP 220 product follows on from the maturity of Man IP 220 Limited which was launched in 1996 and which has the same capital guaranteed investment structure. The performance of this product, which ran from 18 December 1996 to 30 November 2005, was exceptional:

- Total return of 313.5%;
- Annualised return of 17.1% with a volatility of 18.0%;
- $100,000 invested in 1996 worth $413,500 in November 2005.

The new Man IP 220 product aims to achieve similar target returns and volatility by investing in the trading programmes of two of our core investment managers whilst providing a capital guarantee from a leading financial institution. The investment managers comprise AHL (target exposure of 100%) and Glenwood (target exposure of 60%), giving a combined target exposure of 160%. The $2.3 billion of investor money will give rise to a total increase in funds under management of $3.7 billion, when the targeted level of investment exposure is achieved.

This is by far the largest global private investor launch of a hedge fund product ever achieved. It is a significant milestone for Man Investments and for the hedge fund industry, particularly during the current more challenging market conditions.

We were able to achieve this international success by making the best use of our resources and global relationships. This included the structuring of multiple product offerings through six onshore and offshore structures, in five underlying currencies.

Strategic Objectives
The overriding objective for Man Investments is to build on our achievement as the world's largest hedge fund provider through performance, innovation and excellence in service.

We aim to achieve this in the short-term by making the best use of our existing resources and sowing new seeds for growth.

Our Objectives

Maximise existing resource

- Profitably expand our private investor, institutional and wholesale distribution capability;
- Maximise the performance, distribution and profitability of our existing core investment managers through existing and new products;
- Develop innovative private investor, institutional and wholesale products to meet investor needs, leveraging proprietary market intelligence and existing know-how;
- Boost client services and education;
- Invest in our future leaders and reward our staff for their contribution in building the business;
- Consolidate and further develop our banking relationships into strategic alliances; and
- Manage our cost base while growing the business.

Sow new seeds for growth

- Identify new opportunities to generate income in the existing core investment managers;
- Target growth in new market segments with strong short to medium-term potential;
- Maximise distribution of unused investment capacity; and
- Invest in new content solutions and distribution channels.

To achieve our objectives we have started several key strategic initiatives, to be implemented this year, aimed at:

- Boosting client services;
- Expanding in key regions such as the US, Canada and Japan;
- Completing the build-up of the institutional sales team and clearly positioning ourselves in the US institutional market;
- Maximising returns from unused investment capacity; and
- Continuing to innovate new products.

Our medium-term vision is for Man Investments to offer investors a much broader range of products through our existing core investment managers and a range of new complementary investment managers. We will also aim to ensure we are well-placed to take full advantage of new distribution and investment opportunities in key areas such as China, India and Eastern Europe, and expand our range of strategic banking partners.

Risk/return spectrum of core investment managers



Return
AHL
Global top 5 performing CTA
10%
MGS
Unique affiliate model,multi-strategy HFOF
Glenwood
Bottom-up 'fund picking' boutique style
RMF
Designed for institutions, breadth of product and innovation
10%
Risk (Annualised Volatility)

Schematic illustration. Annualised return is a function of US$ LIBOR. Return levels are purely indicative.

Funds under management
Year to March 2006



1 AHL: 30%
2 RMF: 41%
3 Glenwood: 11%
4 MGS Affiliate Managers: 18%

Performance fees
Year to March 2006



1 AHL: 67%
2 RMF: 10%
3 Glenwood: 10%
4 MGS Affiliate Managers: 13%

Key Strategic Drivers
Performance

The firm's performance levels are driven by its four core investment managers: AHL, Glenwood, Man Global Strategies and RMF.

Central strategic oversight and development of these managers enable us clearly to position the core managers in the market.

Returns for our core investment managers during the year were strong, particularly AHL, and compared favourably with the hedge fund indices and major competitors.

Compound annual rate of return

Year(s) to 31 March 2006	1 year	3 years	5 years
AHL Diversified Programme[1]	23.4%	11.3%	10.7%
RMF[2]	11.4%	8.8%	7.3%
Glenwood[3]	13.0%	6.3%	4.1%
Man Global Strategies[4]	17.8%	7.8%	7.4%
HFRI Fund of Funds Composite Index	11.7%	9.9%	6.7%
HFRI Investable Global Hedge Fund Index[5]	7.8%	6.6%	N/A
World stocks	18.6%	23.9%	6.9%
World bonds	–4.8%	4.5%	7.5%

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance may not be a guide to future results.
[1] AHL Diversified: represented by Athena Guaranteed Futures Limited
[2] RMF: represented by RMF Absolute Return Strategies I fund (dividends re-invested)
[3] Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
[4] Man Global Strategies: represnted by Man Multi-Strategy Guaranteed Limited
[5] HFRI Investable Global Hedge Fund Index – Index began in March 2003 – no data available for 5 years.
Note: All figures are shown net of fees and commissions, where applicable.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

It was encouraging to note that all our core investment managers performed strongly for our investors contributing to the record level of performance fee income for the year.

The high proportion of AHL's performance fees compared to funds under management is due to the higher performance fee structure on AHL products as well as exceptional performance during the year.

AHL is the quantitative, non-discretionary trading investment manager of Man Investments. It has a 22 year record of exceptional performance and operational excellence, consistently placing it in the top quartile of managed futures managers. AHL is the largest managed futures manager in the world, and has a total of 45 investment management staff as at 31 March 2006. Funds under management at 31 March 2006 were $15.0 billion. This included $5.0 billion in open-ended AHL vehicles and $10.0 billion in core components of our structured products.

AHL's long history has enabled it to become a leader in high quality quantitative research. Its robust and efficient implementation of trading decisions and development of models enables it to continue to expand its trend-following strategies. In addition, it is developing strategic non trend-following strategies in select markets.

The performance of AHL during the period returned to long-term historical levels after disappointing returns in the previous year. AHL has proven itself in periods of both weak and strong equity markets. Performance during the year was driven primarily by long positions in stocks and metals. Currencies delivered poor returns due to range-bound markets, while emerging markets made a positive contribution to returns.

GLENWOOD

Glenwood is a fund of hedge funds boutique with $5.4 billion in funds under management and 44 employees. It is known for its rigorously thorough due diligence process. Glenwood's differentiated bottom-up investment philosophy concentrates on investing with exceptional fund managers and traders. Style allocation is driven by bottom-up opportunity sets.

A recently completed portfolio restructuring programme and a focus on generating higher alpha for the private investors and US institutional market has resulted in generating strong management and performance fees over the last 12 months. Glenwood is now a more concentrated portfolio of higher return/higher volatility hedge funds operating in fertile investment environments.

Glenwood will continue to be a major constituent of Man's IP 220 structured products programme. It will also look to distribute its products, on a selective basis, to other institutional and private investors.

Glenwood will also aim fully to explore the marketing opportunities of specialised products it already offers, such as Glenwood Equity Opportunities, Glenwood Event and Activist Opportunities and Concentrated Products.

Performance of AHL Diversified Programme[1]
20 December 1990 to 31 March 2006



Index value
(logarithmic scale)
15,000
11,000
9,000
7,000
5,000
3,000
1,000
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

AHL Diversified Programme
World stocks
World bonds

	AHL Diversified[1]	World stocks	World bonds
Total return	1,187.0%	300.8%	176.0%
Annualised return	18.1%	9.5%	6.8%
Annualised volatility	16.6%	13.4%	6.5%
Worst drawdown	-21.1%	-46.3%	-7.9%
Sharpe ratio[2]	0.83	0.42	0.39

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] AHL Diversified: represented by the performance of Athena Guaranteed Futures Limited (prior to 1 October 1997, actual trading results have been adjusted to reflect the current guaranteed public fee structure).
[2] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

1 January 1987 to 31 March 2006



Index value
(logarithmic scale)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
88 90 92 94 96 98 00 02 04 06

Glenwood Portfolio
World stocks
World bonds

	Glenwood Portfolio[1]	World stocks	World bonds
Total return	556.9%	455.7%	294.6%
Annualised return	10.3%	9.3%	7.4%
Annualised volatility	6.0%	14.7%	6.8%
Worst drawdown	-13.7%	-46.3%	-7.9%
Sharpe ratio[2]	0.82	0.33	0.33

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] Glenwood Portfolio: represented by the performance of Glenwood Partners L.P. (net of all fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund Limited from 1 January 1996. (Since 1 January 1996 actual trading results have been adjusted to reflect the current fee structure of the Man-Glenwood Multi-Strategy Fund Limited). It should be noted that the fees, leverage and the exact mix of the managers have varied over time and as a result performance in any future product advised by Man-Glenwood GmbH will vary.
[2] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

Performance of Man Multi-Strategy Guaranteed Ltd
15 July 2000 to 31 March 2006



Index value
(logarithmic scale)
1,800
1,600
1,400
1,200
1,000
800
600
400
01 02 03 04 05 06

Man Multi-Strategy Guaranteed Limited
World stocks
World bonds

	Man Multi-Strategy Guaranteed Ltd	World stocks	World bonds
Total return	81.1%	8.4%	41.3%
Annualised return	10.9%	1.4%	6.2%
Annualised volatility	10.3%	14.4%	7.2%
Worst drawdown	-11.1%	-44.6%	-5.7%
Sharpe ratio[1]	0.79	n/a	0.47

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

Performance of RMF Absolute[1] Return Strategies I
1 July 1998 to 31 March 2006



Index value
(logarithmic scale)
1,800
1,600
1,400
1,200
1,000
800
600
99 00 01 02 03 04 05 06

RMF Absolute Return Strategies
World stocks
World bonds

	RMF Absolute Return Strategies I[1]	World stocks	World bonds
Total return	79.9%	41.7%	51.8%
Annualised return	7.9%	4.6%	5.5%
Annualised volatility	3.9%	15.2%	7.2%
Worst drawdown	-7.3%	-46.3%	-7.9%
Sharpe ratio[2]	1.05	0.14	0.28

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] RMF Absolute Return Strategies I is shown with dividends reinvested.
[2] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

Performance of BlueCrest[1]
1 January 2001 to 31 March 2006



Index value
(logarithmic scale)
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
01 02 03 04 05 06

BlueCrest
World stocks
World bonds

	BlueCrest[1]	World stocks	World bonds
Total return	99.8%	23.5%	44.1%
Annualised return	13.9%	4.0%	7.1%
Annualised volatility	6.3%	14.4%	7.3%
Worst drawdown	-4.8%	-38.9%	-7.9%
Sharpe ratio[2]	1.74	0.17	0.62

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] BlueCrest: represented by BlueCrest Capital International Limited.
[2] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

ManGlobal Strategies

Man Global Strategies (MGS) is a multi-strategy fund of hedge funds that focuses on capturing the strong return potential of early stage managers. It employs a robust risk management process, enabling the construction and active management of concentrated portfolios which, combined with judicious use of leverage, aim to deliver a high return and risk profile for investors. This process is usually complemented by a period of proprietary investment prior to investor assets being allocated.

A dedicated relationship management team maintains close manager associations, and coordinates a detailed flow of information between the manager and MGS through frequent calls and visits. In addition segregated managed accounts provide daily position level data for around 90% of MGS' total assets under management. Managed accounts also enable MGS to use cash efficiently and to selectively apply leverage to control manager and portfolio volatility targets. As a strategic advisor, MGS often secures additional benefits such as options on capacity and transparency.

At 31 March 2006, MGS had agreements in place with 45 Affiliated Managers, a net increase of four since the beginning of the year. These comprise eight strategic alliances, 32 capacity relationships and five others in early stages of sponsorship. Returns of the Man Multi-Strategy fund for the year exceeded the broadly diversified hedge fund indices. On a strategy level, the MGS strategy vehicles have performed better than the comparable industry indices.

MGS will focus on developing new products, including non-guaranteed programmes. It will also continue to develop its internal incubation and Multi-Style platform. Employees total 43.


R•M•F

RMF offers broadly diversified fund of hedge funds portfolios and has one of the industry's largest product ranges in order to meet the specific investment objectives of institutional investors. In addition, RMF also manages portfolios of European high yield bonds and loans as well as of convertible bonds. This content has been attractive to institutional investors and increasingly has been applied to structured and open-ended products directed at private investor channels. Drawing on established relationships in the alternative investment community, RMF's teams are able to access high quality managers and practitioners.

RMF has funds under management of $20.4 billion and 113 employees. Its main investors are institutional in Europe, Japan and the US.

Since its establishment in 1992, RMF has developed solid, robust investment processes. This has enabled it constantly to innovate and develop niche products. During the year RMF refined its strategic asset allocation and tactical asset allocation investment processes. Its product portfolio was expanded through themed funds such as Asian Opportunities, Healthcare Opportunities, Longer Term Opportunities, Special Situations and Emerging Market Opportunities. These innovative products have delivered some outstanding performances.

Our core investment managers will continue to develop existing capacity for new and existing strategies, including:
AHL: expanding trend-following strategies and developing non trend-following trading systems.
Glenwood: concentrated portfolios using its bottom-up approach to identifying leading international managers.
Man Global Strategies: further develop affiliate managers programmes and its range of products.
RMF: continuing to provide top quartile performance for its diversified portfolios and identify innovative portfolios to complement its Asian Opportunities, Commodities, Healthcare, Convertible Bonds, and Insurance portfolios.

BlueCrest
BlueCrest Capital Management Limited

One of our associate managers, BlueCrest, provided the sole investment content for one of our global launches. This product, Man BlueCrest Ltd, raised $320 million of investor money, a success for the first time launch of a new content vehicle. As a result, we include this review of BlueCrest in our investment performance report.

BlueCrest is an alternative asset management firm highly regarded for its innovative hedge fund strategies. It employs a specialist investment model founded on extensive infrastructure, quantitative analysis and academic rigour.

Man Group was an early stage investor in a BlueCrest managed fund and subsequently acquired a 25% stake in BlueCrest in December 2003. As of 31 March 2006 we have allocated more than $750 million of funds under management to BlueCrest.

Man BlueCrest Ltd targets double digit returns and allocates to a diversified BlueCrest portfolio which includes the following strategies:

- Equity relative value;
- Systematic trend following;
- Low beta systematic;
- Emerging market macro;
- Mixed arbitrage;
- Credit arbitrage (North American focus); and
- Equity event driven (European arbitrage situations).

BlueCrest performed well during the year and the performance of its flagship BlueCrest Capital International over the year to 31 March 2006 was 11.7%.

The success of the first Man Investments global launch exclusively to use BlueCrest content was encouraging as it showed an appetite in our private investor distribution network both for the BlueCrest investment content as well as for new investment managers.

Distribution Model

Private investors and institutions constitute our primary investor base. The requirements of these groups differ in several respects concerning returns and volatility expectations, product structures and solutions, and customer relationships. However both groups of investors expect the highest level of client services.

Private investors have been growing faster than institutional and as a proportion of funds under management, private investors are now 61%. The private investor market is expected to continue to generate the majority of our profits although both sectors are important to us and we continue to develop our private investor and institutional distribution teams.

Total sales for the year amounted to $9.1 billion with 63% of that relating to private investors and 37% to institutions. This compares to total sales of $12.1 billion the previous year. Total redemptions were $5.7 billion of which private investor were $2.9 billion and institutional were $2.8 billion.

Funds under management


$ billion
60
50
40
30
20
10
0
43.0 Total
17.7
25.3
3.4
5.7
(2.8)
(2.9)
4.4
(0.5)
(0.4)
49.9 Total
19.5
30.4
March 2005
Sales
Redemptions
Investment movement
Maturities
FX and other
March 2006
Institutional
Private Investor

Private investor redemptions
as a % of private investor FUM


16%
12%
8%
2002
2003
2004
2005
2006

Sales by region
Year to March 2006 (March 2005)


1 Europe: 39% (39%)
2 Asia Pacific: 43% (42%)
3 Americas: 10% (13%)
4 Middle East: 8% (6%)

Sales by intermediaries
Year to March 2006 (March 2005)


1 Banks: 51% (61%)
2 IFA/Brokers: 29% (21%)
3 Asset Managers: 13% (13%)
4 Other Professional: 6% (2%)
5 Other: 1% (3%)

Institutional redemptions comprised $2.5 billion in RMF and $0.3 billion in Glenwood.

Private investor redemptions are influenced by a number of factors that include the geography of the investor, the investment holding period and performance. Man's structured products are sold for their long-term investment potential and, whilst we do offer frequent liquidity, we seek to discourage early redemptions. Many of our products carry a redemption fee in the event of early termination and we incentivise investors to retain their investment by having guarantee step-ups in many of our products. These allow investors to capture in the product guarantee a proportion of positive investment performance. We also typically pay intermediaries an annual payment for so long as an investor remains a holder of our products. This is designed to discourage intermediaries from inappropriate rapid turning of client assets, reinforce the long-term nature of the investment proposition and facilitate high levels of investor servicing.

Maturities of $0.5 billion include maturities of third party funds managed by Marin, an affiliated manager, on which Man had been earning modest fees under a fee sharing arrangement.

Private investors
For our private investors we continue to develop our distribution network including retail and private banks, insurance brokers and private asset managers. Our private investors sales force numbers about 300, with regional offices servicing investors and distributors in 128 countries.

We continue to invest in expanding our distribution network through signing up new intermediaries as well as investing in our own staff and systems. For example, the growth of the Japanese market is driving increased investment in our Japanese regional office to meet this demand. The total number of active intermediaries rose to 1,895 at 31 March 2006, up from 1,856 at 31 March 2005.

Private investor sales can be split into three categories: global launches, joint ventures and open-ended products. The sales from the four quarterly global launches amounted to $2.3 billion, slightly down from the previous year of $2.5 billion. Joint venture sales were $2.2 billion as compared to $2.4 billion the previous year. Particular successes were achieved in the Japanese markets. Open-ended and other product sales amounted to $1.2 billion as compared to $1.1 billion in the previous year. Of the $2.3 billion of investor money raised from the recent Man IP 220 product, $0.9 billion is included in the joint venture sales above; the remainder will be included as sales in the first half of the current financial year.

The breakdown of sales per region and by intermediary group are shown in the pie charts above.

Most of our private investors are high net worth individuals. The high net worth market is estimated to be worth over $30 trillion worldwide, concentrated in Europe, North America and Asia Pacific. This segment of the market has been growing at an annual rate of around 7% in the last few years and this is expected to continue into the foreseeable future.

In broad terms, high net worth private investors take a sophisticated approach to investing. Increasingly, they see hedge funds as an effective way of diversifying portfolio returns.

Over the past decade we have offered these investors a range of investment products with fixed terms of about 10 years, although the most recent products have had maturity periods of closer to 13 years. Of these products, those which will mature in the next five years still form a relatively small proportion of funds under management.

Private investor funds maturing over the next five years

Funds under management at 31 March 2006

Year ending 31 March	$m
2007	519
2008	557
2009	1,116
2010	629
2011	822

The recent Man IP 220 global launch was timed to coincide with the maturity of the first IP 220 structured product launched in 1996. The fund returned 313.5% net to investors and showed its ability to diversify a traditional portfolio of stocks, property and bonds by posting positive performance during the Asian economic crisis, the Russian crisis and the most recent major correction on global equity markets. Investor demand for the IP 220 funds led to record subscriptions of $2.3 billion for the global launch. This included a roll-over of around 40% of the maturing investors in the original IP 220 product, although this roll-over represented a small proportion of the sales, given the small relative size of the original launch back in 1996.

Institutional investors
During the year, we invested in expanding the institutional team dedicated to meeting growing institutional demand and servicing our institutional clients. We aim to build the team to around 25.

This team covers Europe and North America, being two of the strongest growth areas. In addition, our regional offices in Japan, Hong Kong, the Middle East and Australia have dedicated staff to serve local institutional clients.

The growth of the institutional business is a key strategic objective for the business. The expansion of the institutional sales team has resulted in immediate strengthening of client relationship management and client service. However, as institutional investors need about two years to finalise their investment, the full benefit will not be felt for some time.

RMF continues to be our main focus on the institutional market and maintains a strong position in its core European and Japanese markets. We are strengthening the position of AHL, Glenwood and MGS in the institutional market and expanding the RMF presence in the US with further appointments.

Staff business model
31 March 2006



7
1
2
3
4
5
6

1 Investment Management: 18%
2 Product Structuring, Finance and Management: 13%
3 Distribution and Marketing: 23%
4 Infrastructure: 22%
5 Finance, Legal and Compliance: 6%
6 Fund Support Services: 15%
7 Human Resources: 3%

Having access to a full spectrum of investment capacity, Man Investments is in a strong position to offer institutional clients a wide range of solutions to meet their requirements. An example is the core-satellite approach, whereby investors can gain exposure to a broadly diversified portfolio of hedge funds through a fund of hedge funds, and then supplement this exposure with other niche strategies such as Commodities, Asian Opportunities, Healthcare or New Alternatives.

Client service

We continue to improve the levels of client service and have commenced a strategic project to redesign business processes and systems relating mainly to our private investor transfer agency business.

The initial two phases of the project are complete and we expect the final phase to be completed during the current financial year. We anticipate that these changes will provide better local support, improved communications and faster response times in processing investor transactions and resolving investor and intermediary queries.

We have also significantly upgraded the format and delivery of investor reporting for both private and institutional investors. This initiative concentrates on delivering the level of transparency required by our institutional investors.

We also are in the process of further improving our e-marketing capability to contribute to our overall communications efforts with new and existing investors.

Redemptions of private investor funds have increased slightly from 10% last year to 11%. A major objective of the projects in progress is to improve client services with the aim of reducing redemptions through client education.

Banking relationships and product structuring capability

Man Investments and Man Group have developed excellent strategic banking relationships, enabling us to provide financing solutions adaptable to specific requirements of local launches. We continue to develop these relationships to aid distribution and efficiency of transaction.

Our Product Structuring unit has long been recognised as a leader in the industry. It developed capital guaranteed hedge fund structures over a decade ago and continues to devise new products, including those to meet the requirements of institutional investors, such as Portable Alpha and Liability Driven Investment solutions.

Our product structuring capability enables us to provide flexible, customised products and investor solutions. Not only is this based on specific jurisdictional requirements, but includes product features such as capital protection, profit lock-ins and product payout ratios. Our structuring team played a major role in making our Man IP 220 fund launch truly global by structuring six onshore and offshore legal structures, in five currencies.

The recent establishment of a Strategic Research Unit aims to coordinate the efforts of our core investment management units, structuring and distribution to research, identify and develop innovative investment content.

Staff

The business model of Man Investments is integrated across investment management, structuring and distribution.

The total number of permanent employees at 31 March 2006 was 1,377, up from 1,237 at the previous year-end. These were split as shown in the chart opposite.

We are proud that we can attract and retain staff of the highest quality who have specialised skills and expertise in the industry.

For an independent hedge fund provider, the scale of Man Investments' integrated business model is unique. Man Investments has invested significantly to build up an organisational structure, control framework and risk management techniques that lead the industry. We are continuously improving our organisational structure to meet changing demands of the industry.

We have reorganised the governance process for our core investment management businesses under the coordination of the general manager of the investment business. These changes have increased oversight of, and clarified accountability for, investment performance. Senior executives of Man Investments guide the strategic direction of each investment business in partnership with its management team. The management of each investment business develops and implements its investment process autonomously.





Brokerage





World volume of exchange traded futures and options on futures


Millions of contracts
(logarithmic scale)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Source: CFTC, BIS. Note: Excludes options on individual equities and Asian equity indices

Daily average volume
Three months to March 2006



Millions of lots
700
600
500
400
300
200
100
0
Eurex
Man execution or cleared
CME
CBOT
Euronext (LDN)

Man Financial is one of the world's leading futures and options brokers, with a global presence and offices in New York, Chicago, Montreal, Toronto, London, Paris, Singapore, Sydney, Taipei, Hong Kong and Mumbai. Man Financial provides intermediary and matched principal broking and other related services to a worldwide client base, which ranges from financial institutions, asset managers and industrial groups, to professional traders and private clients.

Man Financial continued its organic growth with profits before tax up 20% on last year, excluding the impact of the Refco acquisition. The integration of the Refco business is proceeding on track and will increase our liquidity pool as well as provide further diversification by extending our product range and the geographical spread of our customer base. Volumes in our main markets continue to be strong and we have established a solid platform to take advantage of further growth opportunities.

Industry Environment

Market growth and evolution

Over the past 25 years, the derivatives markets have grown rapidly and consistently. Today, there are over 50 futures exchanges worldwide, and trading is becoming increasingly inter-linked across national borders. Since 1986, volumes have grown at a compound annual growth rate of 15%. More recently, between 2000 and 2003, growth accelerated as electronic trading platforms gained traction and drew new customers into the marketplace resulting in growth of over 24% per annum. Whilst growth has slowed a little, 2005 volumes were still up by almost 20%.

Futures and options exchanges have continued to see strong volume growth driven in large part by the ongoing conversion of derivatives markets from floor-based exchanges to electronic format. This has enabled exchanges to lower fees, reduce execution times and broaden access. In addition, the increasing importance of risk management within the industry has led to an increase in demand along with the structural shift of products from the over-the-counter markets ('OTC') to on-exchange trading. Exchanges offer customers the advantages of improved price transparency, centralised clearing and credit intermediation.

Leading market positions

The volume of business transacted through Man Financial in the three months to March 2006 averaged 5.5 million contracts per day. We now transact volumes on a daily basis that are comparable to the world's leading futures and options exchanges.

The brokerage of exchange-traded derivatives remains fragmented, although it has been consolidating steadily over the last 15 years. Man Financial is clearly a leading independent broker in this market since its acquisition of Refco and its share of North American, European and Asian futures and options volumes (excluding Korea) is 10%. However, it has a number of similarly sized competitors who are subsidiaries of the investment and commercial banks. The largest of these include Citigroup, Goldman Sachs, JPMorgan, Merrill Lynch, Morgan Stanley and UBS.

The outlook for the global exchange listed derivatives market remains very positive. The long-term secular trends remain intact which are likely to continue to drive the growth of volumes. In particular, the increasing sophistication of users of the derivatives markets and broadening of the customer base has been a primary influence. The sophistication of risk management in institutions and corporations has continued to increase, driven by regulatory developments. Balance sheet risks are being increasingly hedged and there has also been a greater appreciation of the value of credit intermediation, where clearing houses act as counterparty for exchange-traded instruments, versus the more traditional OTC market where there is bilateral credit risk. Another major driver of market volumes is the continuing growth of the asset management industry and its expanding use of the listed derivatives markets. Exchanges offer a daily settlement structure to meet demands of the hedge fund industry for price transparency. In addition, fund managers increasingly view derivatives as an efficient source of leverage with high levels of liquidity and low transaction costs.

The pace of innovation is growing. As an example, in 2000, US exchanges submitted 46 new futures and futures options contracts; by 2005, that number had increased to 340. These included contracts based on the number of 'frost days' in Amsterdam to protect against losses due to construction delays in cold winters, and contracts based on soybeans delivered in Brazilian ports. Those new areas that are likely to offer the most material growth potential include the credit derivatives market and the foreign exchange markets – both of which have historically been traded in the OTC market. The total global notional amount of exchange-traded derivatives contracts outstanding at the end of 2005 was $58 trillion, representing less than 22% of the $270 trillion of the OTC market, and so has the potential for continued strong growth.

Strategic Aims

Man Financial's strategic aim continues to be to grow its business, either organically or by acquisition of individuals, teams or businesses through the following:

- To achieve growth by organically growing market share in our traditional futures and options execution and clearing businesses;
- To achieve growth by 'stepping into' adjacent and related markets and thus expanding our overall product offering;
- To focus, where possible, on new matched principal businesses in the markets we are active in which have an inherently higher yield per transaction than listed products;
- To position Man Financial to take advantage of exceptional growth opportunities in emerging regions such as Asia Pacific; and
- To evaluate acquisition opportunities that arise in our core businesses.

In Man Financial our focus is on continued organic growth, underpinned by a diversified product offering and a wide geographical presence across all key markets. This provides both flexibility in accessing new markets and earnings resilience in times of lower product or regional activity. Our leading market positions on the world's major futures exchanges provide us with superior access to liquidity in financial markets. Our strategy is to use this advantage to the benefit of clients worldwide and allows us to develop further our matched principal business.

Our strategy is to grow revenues through the recruitment of producer teams, continued development of the product offering and new trading opportunities. In this way the business can both leverage off the existing infrastructure and client base as well as attract new clients. Managing market change is a core competence of Man Financial.

We look to be a consolidator at times of market change, such as the move from open outcry that is currently underway in the US. We focus on tight control of overheads and high levels of return on capital.

Key Strategic Drivers

*There are a number of key resources and relationships that need to be successfully managed in order to achieve our strategic aims. These are highlighted below, along with the principal risks and uncertainties surrounding them and our approach to them.

Liquidity pool
The conversion of the futures markets from floor-based exchanges to electronic markets has diminished the role of the passive broker while providing opportunity to those with an understanding of market dynamics and access to liquidity. As the world's futures markets moved on-screen, first in Europe and subsequently in the rest of the world, market liquidity in the most actively traded front months of the large interest rate markets were increasingly self-executed by clients. At the same time, the large volumes in the less liquid deferred months and options saw the liquidity on-screen reduce as market participants were reluctant to commit to prices on-screen. The gap between bid and offer prices increased creating a role for brokers who could effectively access liquidity from their own customer base. Man Financial recognised this process and became a leader in accessing market interest (within the applicable exchange regulations) on behalf of large institutions and asset managers. This position at the centre of market liquidity in many of these products continues as Man's client base grows, further expanding its sources of liquidity. The acquisition of Refco has expanded Man's liquidity pool materially, particularly in the US, and the clients have steadily continued to return. This large pool of liquidity enables us both to attract new clients and to recruit producers who can utilise these significant internal flows within the organisation. This flow provides significant economies of scale and market information, enhancing our ability to react, participate and benefit from the changing nature of the derivatives markets.

Convergence of cash and exchange listed markets.

The convergence of the cash and futures markets has been another significant change in the world's derivatives markets in virtually all market sectors. This has provided an opportunity for Man Financial and is increasingly a major focus of our efforts to provide value to our clients. The cash markets in interest rates, equities, energy and metals were, until recently, closed communities of large institutions with less well developed trading protocols and clearing structures – where they existed. Today cash bonds are traded electronically and cleared through large clearing houses making them accessible to a larger range of participants. This allows asset managers to take advantage of the changes in relative value between the futures and cash markets, which momentarily lag each other in value. This is equally true in the equity and foreign exchange markets and the energy and metals markets. Our strong position at the centre of liquidity in the futures markets has allowed us to bridge these markets for our clients. We have strengthened significantly our cash market capabilities in all of these market sectors, benefiting profit margins and return on capital.

Exchanges
Whilst the cash markets continue to gain in importance to us, the listed derivative markets remain the core of our business. As such, we need to continue to work with the exchanges to take full advantage of this area. In effect, we, along with the other listed derivatives brokers, are becoming the distribution arms of the exchanges. This has always been the case with regard to the private client sector. Now, with the migration of traders from banks to hedge funds, and the consequent reduction in the importance of the banks that have always been direct members of the exchanges, it is increasingly the case with the institutions.

Regulators/regulation
The listed derivatives markets function with a number of time-tested institutional arrangements, including clearing house guarantees and regulation. Trading occurs against a background of regulatory surveillance and guidelines from the exchanges themselves and from the local regulators.

Net commissions by type


$million
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
Financial Year
Interest
Principal mark-up
Execution only
Clearing commission

Customer segregated funds


$ billion
16
14
12
10
8
6
4
2
0
AMJJASONDJFMAMJJASONDJFMAMJJASONDJFM
03
04
05
06

Producers/employees

Our employees are the key to our business and managing them effectively remains critical to our ability to continue to grow the business, both organically as well as through acquisitions. The integration of Refco, the business that we acquired in November 2005, has been a massive undertaking and the success of this deal is largely down to the hard work and professionalism of our staff. The critical path to success, as ever with any merger, lies in the speedy integration of systems and people which we have now substantially completed as we have focused on winning the 'hearts and minds' of the new staff. Our large pool of liquidity, discussed above, enables us to recruit producers who can utilise these significant internal flows within the organisation. In addition, as an independent broker we have greater ability to offer more attractive and flexible packages to staff whereby they can participate fully in the upside that they create. The continued migration to electronic markets provides continuing opportunity for cost rationalisation and allows us to make the most effective use of our employees.

Performance Measurement

The key performance measurements are set out below.

Exchange positions

Man Financial has focused on the execution business alongside its leading clearing business, given its lower capital requirement, and it has achieved leading exchange positions.

Man Financial – Exchange rankings as at March 2006

Exchange	Location	Ranking	Market share
Eurex+	Europe	1st	11%
Euronext/LIFFE	Europe	1st	13%
CME^	US	1st	21%
CBOT^	US	1st	14%
NYMEX	US	1st	19%
COMEX	US	1st	19%
IPE	UK	1st	14%
LME*	UK	2nd	8%

Source: Exchange publications
+ capital market products
^ non-member business
* estimated (no official rankings published)
Rankings and market share are based on cleared or executed volumes for the three months to 31 March 2006.

Revenue diversity

Revenues flow from four sources: execution fees, clearing fees, matched principal spreads and interest income. Our focus has been on the high margin, and higher growth, execution and matched principal functions. These complement our extensive clearing business, where significant client balances, currently in excess of $14 billion, accrue increased income as global interest rates rise.

Revenue by type of client
Our diversity of customers and products affords revenue protection in the event of a downturn in volumes in any specific market. Customers range from multinational corporations to private individuals. Financial institution customers include global investment banks, regional banks, market makers, and stockbrokers executing trading strategies or hedging positions. Fund managers, a rapidly growing market sector, include hedge funds, commodity trading advisers and equity asset managers. Our portfolio of industrial customers include both producers and consumers of metals, oil, grains and other commodities. The chart on the next page shows the analysis of revenues derived from these broad customer categories.

Revenue by geographical area

On a geographical basis, the acquisition of Refco has re-balanced our revenues which had become tilted towards Europe through our prior acquisition of GNI. As well as adding to our US revenues, Refco has also strengthened our Singapore and Taiwan franchises and given us an instant presence in India. It should be noted that the effect of the Refco acquisition in the year to 31 March 2006 was modest due to the acquisition taking place towards the end of the financial year, however, it will be more pronounced in the current financial year. The increase in North American revenues has been due principally to growth in our private client and institutional equities businesses. In Europe, good underlying growth was offset by a negative currency swing due to the weaker dollar and a slowdown in our Paris office. Likewise, our Asia Pacific operations showed strong organic growth which was partially offset by the costs of setting up our new office in Hong Kong.

Revenue by product

Man Financial has established a leading presence in the institutional brokerage of Interest Rate Products, Foreign Exchange, Energy, Metals, and Equity Derivatives, whilst maintaining a strong position in the provision of execution and clearing services to the professional trader and private client market. We enjoy strong positions in both the traditional voice-broker sector as well as the growing online sector of these markets.

Our Private Client business had an outstanding year. Clearly, higher interest rates played a significant role in this growth, but cost savings and the prior year's re-engineering of management also played a key part. All regions contributed strongly to the growth in revenues and profits. In Asia Pacific, Taiwan showed the most growth and we expect this to be further enhanced by the new Refco business in that region. With interest rates on the rise, we are optimistic of maintaining our continued growth and profitability. With the addition of the Lind Waldock division, acquired as part of Refco, we are excited about prospects for the coming year.

Net commissions by customer type
Year ended 31 March 2006



1 Banks and Financial Institutions: 30%
2 Funds managers: 34%
3 Industrials: 12%
4 Professional Traders: 8%
5 Private Clients: 16%

Net commissions by region
Year ended 31 March 2006



1 Europe: 56%
2 Asia Pacific: 7%
3 North America: 37%

Net commissions by business line
Year ended 31 March 2006



1 Interest Rate Products: 31%
2 FX and Fixed Income: 12%
3 Equities: 15%
4 Commodities: 16%
5 Funds Clearing: 7%
6 Private Clients and E-commerce: 19%

Our Institutional Equities business continued to perform well. Our European business remains the anchor for this operation, based around three product lines. Contract for differences (CFDs), Research Driven Brokerage and Stock Borrow/Loan. Of these, CFDs continues to see strong growth in the retail/high net worth sector helped by a buoyant stock market and a market leading electronic platform GNI Touch. Likewise the Research Driven Brokerage business, which was established in the previous financial year, has made a meaningful contribution to current year profits. This team's client base has grown three-fold over the course of the financial year. North America has benefited from strategic recruitments of key equity derivative staff during the year and this should lead to strong growth in profits in the coming year. Likewise, Asia Pacific has also shown strong growth, with an outstanding performance in our rapidly growing Australian CFD business. This product was only launched a year ago and it has since become one of the leading desks in our Sydney office.

Our Interest Rate Products business enjoyed another successful yet challenging year. In North America, profit growth was held back by the need to maintain 'dual trading' between floors and screens, which inevitably leads to higher costs. Market volumes in the first half were weak – although these recovered dramatically in the second half, due to the increase in rates by the ECB leading to a satisfying overall result. The acquisition of Refco brought us their strong product offering in the US treasury cash and repo markets which are a strategic complement to our leading position in the derivative markets.

Our Foreign Exchange business had another strong year. Good continuing underlying growth in clients and volumes in European and American markets were offset by a slowing down of our currency business in Asia. However, the acquisition of Refco significantly strengthened our Asian currency business and we enter the new financial year optimistic about continued growth.

Our Energy business also had another successful result amidst a challenging year. Our North American business had a strong year in execution, clearing and OTC business combining increases in market share with strong market conditions. Our European business started the year more slowly having to adapt to the transition from floor based trading to screen trading while enjoying a strong finish to the year. Whilst the outlook for our European business looks good now that the IPE has finished its transition, the year ahead is likely to have transitional challenges in North America as the process of NYMEX migrating from open outcry to electronic trading accelerates. Our strong market position and extensive experience in managing these transitions gives us great confidence in our ability to benefit from these changes.

After slow market conditions in the first half, the Metals business surged in the second half of the year as record market volumes and volatility rewarded our leading market position. Overall, the business did an excellent job of maintaining the exceptional level of profitability achieved last year as all sectors turned in good performances. Our strong position in Asia built in recent years complemented our historical strength among clients in Europe and the Americas.

Fund Clearing Services also had a successful year as more and more asset managers took advantage of our clearing services. Increased assets amidst increasing interest rates enhanced profitability as did the overall increase in market volumes.


Ratio of operating expenses to net income
%
79
78
77
76
75
74
73
72
71
70
69
2002
2003
2004
2005
2006
Excluding Refco in 2006, the ratio would be 72.5%

Operating Expenses
A key measurement in the brokerage business is the ratio of operating expenses to net income and this has shown a steady and controlled reduction over the last few years from 77.5% in 2002 to 72.5% in 2006 (excluding Refco). While the acquisition of Refco has increased our operating expenses overall we expect that with the integration now substantially complete our expense ratio will readjust to these levels and subsequently fall given the economies of scale underpinning the Refco acquisition.

Man Financial comes into the new financial year having completed another year of robust organic growth and the acquisition of the assets of one of its largest competitors. The Refco acquisition significantly expanded our product offering and geographic reach while raising Man Financial to a whole new level of scale in relation to both our competitors and to the markets. This scale positions us very strongly in our chosen industry in the midst of a period of rapid growth in the global derivative markets giving us great confidence in our opportunities in the coming years.

Financial Review

Press R

31 March 2006

Pre-Close Trading Upda



Financial Review

This Review provides details of the Group's capital position and how we manage our capital, the financial performance of the Group's businesses during the year and an assessment of that performance against our financial objectives. It includes a detailed analysis of the results, expenses and margins of our businesses, together with a commentary on the balance sheet and cash flows. The way in which the Group manages, monitors and quantifies the risks inherent in its businesses is set out in the Risk Management section that follows this Review.

Capital and capital management

Approach

The Group's capital management framework is intended to ensure that it maintains sufficient capital to:

- Meet regulatory requirements at all times;
- Support business growth and the Group's distribution policies;
- Achieve an appropriate credit rating for the Group;
- Enable the Group to access sufficient committed funding to meet stressed liquidity requirements; and
- Absorb unexpected losses that might arise from the current and projected risk profile of the businesses, including credit, market, operational and business risks.

This framework is supplemented by a risk assessment which quantifies the capital requirements of the Group's business activities. The Group's risk appetite includes targets designed to maintain an appropriate surplus over the minimum perceived as necessary to meet the above objectives.

Given the Group's core financial objective of maintaining a high post-tax return on equity, it is not the Group's policy to hold excess capital for protracted periods. Accordingly, the Group manages its distribution policy and capital structure over time to target a prudent balance between equity and various forms of debt capital available in the capital markets.

Distribution policy

The Group's policy is to grow the level of dividend in US dollar terms, whilst maintaining cover of at least two times underlying earnings (that is earnings excluding performance fees). The total dividend for the year has grown by 30% from last year in US dollar terms. This year's dividend is covered 2.7 times by underlying earnings and 3.9 times by total earnings. The Group declares its dividends in US dollars but will continue to pay the dividends in sterling, except where private overseas shareholders have elected to receive dividends via the Transcontinental Automated Payments Service (TAPS).

The Group also earns substantial performance fees in addition to underlying earnings, and it remains the Board's long-term strategy to use an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares, where to do so is earnings enhancing to shareholders. This share repurchasing will take place in the market on a continuing basis from year-to-year rather than being confined within the accounting periods during which performance fees are earned. During the year 8,551,000 ordinary shares were repurchased at an average cost of £15.01 per share (more details are given in the Directors' Report on page 60). This repurchasing activity was earnings enhancing, resulting in a 0.6% accretion to diluted underlying earnings per share and a 0.9% accretion to diluted earnings per share on total operations in 2006. At the year-end the Group's cumulative post-tax performance fees available for future share repurchases amounted to $371 million.

WACC

The Group's estimated weighted average post-tax cost of capital ('WACC') is 10.4%. This figure is based on a cost of equity of 10.9% (using CAPM and assuming a beta of 1.24 – source: Bloomberg) and a post-tax cost of debt of 5.3%. With a post-tax return on equity of 33.5% for the year, the Group's shareholders are seeing a return of over three times the Group's cost of capital. Over the last five years returns have varied between three and five times the Group's WACC, with the level of performance fee income in the year being the main cause for variation.

Regulatory capital

The Group is subject to minimum capital requirements set by various regulators of its worldwide businesses. The Financial Services Authority (FSA) supervises the Group on a consolidated basis and the Group submits returns to the FSA on its capital adequacy. Various subsidiaries within each of Brokerage and Asset Management are directly regulated by the FSA or supervisors in other countries, which set and monitor their capital adequacy.

The FSA has divided its definition of capital into categories, or tiers, reflecting different degrees of permanence of the capital, its ability to absorb losses, where it ranks in the event of winding up and whether there are any fixed costs, i.e. obligations to pay interest or dividends.

The Group's core Tier 1 capital is represented by: fully paid up share capital; reserves (excluding revaluation reserves) and audited retained earnings; less intangible assets and other less significant deductions. Lower Tier 2 capital is represented by its subordinated debt and revaluation reserves. Tier 3 capital is represented by the post-tax profit in Brokerage relating to the second half of the financial year after exceptional Refco integration costs, and deductions relating to material shareholdings.

Group's regulatory capital position	Unaudited 31 March 2006 $m	Audited 31 March 2005 $m
Share capital and reserves*	2,785	2,138
Less goodwill and other intangibles	(1,556)	(934)
Available Tier 1 Group capital	1,229	1,204
Tier 2 capital – subordinated debt	610	160
Tier 2 capital – revaluation reserves	70	–
Own funds	1,909	1,364
Tier 3 capital and other deductions, interim trading book profits less other deductions	(10)	48
Group Financial Resources	**1,899**	**1,412**
Less Financial Resources Requirement (including liquidity adjustments):		
• Asset Management	(353)	(394)
• Brokerage	(1,033)	(490)
Group Financial Resources Requirement	**(1,386)**	**(884)**
Net excess of Group capital	**513**	**528**

* excludes retained profits for the second half of the financial year as these were

In the table below, the Group Financial Resources Requirement represents the minimum amount of Financial Resources (regulatory capital) that the Group must hold on a consolidated basis in order to meet the capital adequacy requirements of the FSA. This capital is intended to be available to absorb unexpected losses and is calculated in accordance with standard regulatory formulae that relate primarily to credit and market risk.

As from 1 April 2005, the Group's regulatory capital position was based on IFRS figures. The main regulatory capital implication for the Group of converting to IFRS is the reclassification of unamortised sales commissions from prepayments to intangible assets. This has resulted in the Group's regulatory capital headroom being reduced by approximately $320 million. Tier 1 capital remains at a similar level to the prior year as a result of the increase in retained earnings in 2006, after shareholder distributions and share repurchases, being offset by an increase in intangibles as a result of the IFRS treatment of unamortised sales commissions and an increase in intangibles resulting from the Refco acquisition. Tier 2 capital has increased by the issue of further subordinated debt of $450 million in the year.

The increase in the Brokerage financial resources requirement largely relates to the additional requirements of the acquired Refco businesses and to the growth in the existing stock lending business in the US.

The Group is also required to maintain adequate resources to ensure that there is no significant risk that it cannot meet its liabilities as they fall due i.e. to address liquidity risk. While additional amounts of regulatory capital are required in respect of less liquid assets, holding capital does not form the principal element of the Group's approach to liquidity risk management. Rather this is based on the Group's ability to access committed financing facilities, as detailed in the 'Available liquidity' section of the Risk Management review.

Economic capital

Economic capital is a statistical risk methodology that estimates the amount of capital the Group needs to absorb very severe unexpected losses. It is calculated to a confidence level consistent with the Group's minimum target credit rating for credit, market, operational and business risks, and takes account of the diversification benefits within and between risk categories and the Divisions.

Economic capital provides a consistent metric which enables the aggregation and comparison of risk between risk types and Divisions. It does, however, have its limitations and we are continuing to refine and develop our economic capital methodology further. Economic capital may, therefore, change due to changes in the underlying risks and due to improvements in our methodology for measuring risks.

At 31 March 2006 the Group estimated that its economic capital requirement was $550 million. The composition of this capital requirement by risk type and Division is shown in the charts on next page.

Economic capital by risk type
At 31 March 2006
99.8% Confidence interval, 1 year horizon


1 Market Risk
2 Credit Risk
3 Operational Risk
Total Economic Capital
$550 million

Economic capital by division
At 31 March 2006
99.8% Confidence interval, 1 year horizon


1 Asset Management
2 Brokerage
Total Economic Capital
$550 million

The Group uses a risk-adjusted capital methodology to allocate capital across its business activities. Each Division is allocated the higher of its economic and regulatory capital requirement together with an additional allocation for a limited number of other factors, principally goodwill and other intangibles. These methods have been applied in disclosing the segmental net assets in Note 1(a) to the financial statements.

The Group will also use its economic capital model as the basis for its 'Pillar 2' internal capital adequacy assessment for regulatory purposes when the Capital Requirements Directive is implemented in 2007. These regulatory changes are discussed further on page 49.

Achievement of financial objectives

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000.

Diluted underlying earnings per share has grown by 18% over the last year and by 35% compound per annum over the last five years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management, Sugar Australia (now sold), goodwill amortisation (not applicable under IFRS) and exceptional items (a full reconciliation of underlying earnings and underlying earnings per share to their corresponding statutory figures is shown in Note 8 to the financial statements). Underlying earnings per share are lower than total earnings per share but we target the former measure when reviewing results because it does not include performance fee income which, although valuable to shareholders, introduces volatility when looking at year-on-year comparisons. Long-term it is appropriate for the Group to be judged on growth in diluted earnings per share on total operations, including performance fees (the statutory measure). This measure has grown by 39% compound per annum over the last five years, although because of the increase in performance fees earned, it has grown to a greater extent in the year, up 48% on last year.

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet. The Group's post-tax return on equity for the year was 33.5%. This compares to 29.8% last year. The increase results from an increase in total post-tax profits, enhanced by a significant level of performance fees earned in 2006, partly offset by exceptional Refco integration costs and by a high level of retained earnings increasing the equity base.

Returns to shareholders

Total shareholder return is measured as the change in the value of a share plus the value of the dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid. On this basis, the Group returned +84% during the year, compared to the FTSE 100 return of +25% and a return of +62% from our industry sector – General Financials. Over the last five years the Group's return to shareholders has averaged +27% compound per annum, compared to the FTSE 100 average return of +4% compound per annum and the General Financials Sector average return of +9% compound per annum.

Summary of results

Profit before tax on total operations was up 17% to $1,236 million. Excluding exceptional items, pre-tax profits increased 51% in the year to $1,306 million. Underlying pre-tax profit increased 15% in the year to $856 million. The principal reason for the higher increase in profit before exceptional items is the significant increase in performance fees earned in the year. In 2006 there was an exceptional loss of $70 million, relating to Refco integration costs, compared to an exceptional gain of $195 million in 2005, largely reflecting a fair value gain on the conversion option component of the exchangeable bonds.

The Group's profit before tax and exceptional items by business segment is set out in the table below:

	2006 $m	2005 $m
Asset Management net management fee income	700	594
Asset Management net performance fee income	450	119
Brokerage – before Refco	177	148
Brokerage – Refco	(21)	–
Sugar Australia	–	2
	1,306	863

Income Statement

In order to analyse the performance of the Group's two principal businesses, the table on page 37 provides a split of the Group's income statement into its divisional components.

In accordance with IFRS there have been some minor changes to the income statement line headings. Commissions and fees receivable are now shown under the revenue heading and commissions and fees payable are now shown as cost of sales. Other operating income has been grossed up to show gains and losses separately.

Asset Management – operating income, costs and margins

Asset Management revenues have increased by 47% over last year, reflecting the strong growth in performance fees and the increase in management fees derived from higher levels of funds under management. Such revenues relate principally to management fees and performance fees, together with brokerage and other fees, each based on net asset values of the fund products. These include risk transfer fees (on guaranteed products); liquidity or cash management fees;

Diluted earnings per share


cents
300
250
200
150
100
50
0
306
207
168
117
81
214
94
2002
2003
2004
2005
2006
EPS on total operations
Underlying EPS

In the above chart the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis. Restating years 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

Post-tax return on equity


%
40
30
20
10
0
30.7
26.9
32.5
29.8
33.5
2002
2003
2004
2005
2006

In the above chart the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis, although the fair value gain on the conversion option component of the exchangeable bonds is excluded in 2005. All other exceptional items arising in each year are included. Restating years 2002 to 2004 on a similar IFRS basis would not give rise to any significant differences.

Pre-tax profits


$ million
1,500
1,250
1,000
750
500
250
0
305
538
459
355
821
863
742
1,306
1,236
2002
2003
2004
2005
2006
PBT before goodwill amortisation and exceptionals
PBT on total operations
Underlying PBT

In the above chart the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis. Apart from recognising the movements in the fair value of the conversion option component of the exchangeable bonds as exceptional items, restating years 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

Income Statement Year to 31 March 2006	Asset Management $m	Brokerage $m	Group Total $m
Revenue	1,851	1,643	3,494
Cost of sales	(273)	(1,018)	(1,291)
Other operating gains	63	14	77
Other operating losses	(26)	(3)	(29)
Total operating income	**1,615**	**636**	**2,251**
Administrative expenses	(506)	(517)	(1,023)
Operating profit	**1,109**	**119**	**1,228**
Associates and JVs	33	–	33
Net finance income	8	37	45
Profit before tax and exceptionals	**1,150**	**156**	**1,306**
Exceptional items	–	(70)	(70)
Profit before tax on total operations	**1,150**	**86**	**1,236**
Taxation			(222)
Profit for the financial year			**1,014**

and valuation and registrar fees. Cost of sales relate to upfront and trail sales commissions and have increased by 26%, reflecting the continued high level of sales in recent years. This charge was split 38%:62% between the amortisation of upfront commission and trail commission, broadly in line with the ratio in the prior year.

Other operating gains mainly comprise gains on 'seeding' investments in some of our funds, gains on redemption-bridging activities and due diligence fees. Other operating losses mainly comprise some small impairment and foreign exchange losses. Administrative expenses, previously called operating expenses, have increased by 31% from $385 million in the comparative period to $506 million. Of this amount, $231 million (46%) are variable overheads, relating to *employee discretionary bonus payments*. The increase in administrative expenses in the period results from a $86 million increase in discretionary bonus payments with the remainder from the investment in staff recruitment and infrastructure to support the growth of the business. Administrative expenses comprise 31% of total operating income. This operating margin is slightly better than in recent years.

The table at the bottom of this page shows an analysis of net management fee income and net performance fee income over the last five years together with the margin ratio, as a percentage of average funds under management (FUM) in each period. Net management fee income includes the fee income described above less all sales commissions payable, finance costs and all overheads not allocated to performance fees. Net performance fee income includes the fee income detailed above less those overheads allocated to performance fees, which almost entirely relate to employee performance compensation.

In 2006, the net management fee income/FUM margin was 2.1% and 0.8% for private investor and institutional products respectively, which is a small improvement over 2005. The performance fee/FUM margin reflects the underlying performance of the Group's products during each accounting period. Performance fees from institutional fund products tend to be lower as these products target lower returns (and lower volatility).

In the income statement table above, associates and JVs are the post-tax contribution (previously, under UK GAAP, the pre-tax contribution was recorded) from financial interests in Affiliated Managers and includes both established managers, such as BlueCrest, and new managers. BlueCrest contributed $13 million to net management fee income and $18 million to net performance fee income in the year.

Brokerage – operating income, costs and margins

Brokerage acquired certain parts of Refco's brokerage business in November 2005. The table below shows Brokerage's income statement for 2006 split between the existing business and the acquired Refco business.

Brokerage Income Statement Year to 31 March 2006	Existing business $m	Refco $m	Brokerage Total $m
Revenue	1,497	146	1,643
Cost of sales	(923)	(95)	(1,018)
Other operating gains	14	–	14
Other operating losses	(3)	–	(3)
Total operating income	**585**	**51**	**636**
Administrative expenses	(459)	(58)	(517)
Operating profit/(loss)	**126**	**(7)**	**119**
Associates and JVs	–	–	–
Net finance income/(expense)	51	(14)	37
Profit/(loss) before tax and exceptionals	**177**	**(21)**	**156**
Exceptional items	–	(70)	(70)
Profit/(loss) before tax on total operations	**177**	**(91)**	**86**

Asset Management margins	2006	2005	2004	2003	2002
Net management fee income ($m)	700	594	459	280	169
Management fees/FUM	1.6%	1.5%	1.4%	1.3%	1.9%
Net performance fee income ($m):					
First half of year	166	31	55	54	48
Second half of year	284	88	181	124	31
Full year	450	119	236	178	79
Performance fees/FUM	1.0%	0.3%	0.7%	0.9%	0.9%

In Brokerage, revenue arises from those businesses where Man Financial acts as intermediary and also from those businesses where it acts as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Income earned on segregated customer balances, which are held off balance sheet, is included within the revenue line as it is deemed that such income is akin to an administration fee.

The increase in revenue over the comparative period was 36% (or 24% excluding Refco), reflecting the continued recruitment of producer teams, growth in market share and the benefits of active markets. Profitability was also enhanced by the rise in US interest rates in the year.

Cost of sales increased 40% (or 27% excluding Refco) and relate to fees charged by the exchanges, fees paid to other brokers, rebates to introductory brokers and commissions paid to internal producer teams. There is no fixed element of these commissions; they are all based on sales volumes or profit contributions.

Other operating gains comprise gains on selling some surplus exchange memberships and some small foreign exchange gains. Other operating losses mainly relate to some small impairment losses.

Administrative expenses in Brokerage have increased 36% (or 20% excluding Refco) from $381 million in the comparative period to $517 million ($459 million excluding Refco). Of the administrative expenses, $58 million relates to variable employee compensation.

The table below shows an analysis of the profit and administrative expenses margins in Brokerage, excluding the exceptional Refco integration costs. The administrative expenses/income margin increases in 2006 as a result of the operating income in the acquired Refco businesses not covering overheads. In 2007, the benefits of the Refco integration are expected to result in the administrative expenses/income margin improving significantly. Excluding Refco, the modest increase in the administrative expenses margin in 2006 is almost entirely the result of the impact of the change in the US dollar/sterling exchange rate applied to the significant sterling expenses of Brokerage's London operations.

Other income statement amounts

Net finance income of $45 million arises on non-segregated cash balances and investments in Brokerage and on surplus cash balances and margins on loans to funds in Asset Management, offset by interest expense on long-term debt to finance acquisitions and working capital requirements. These requirements increased following the acquisition of the Refco businesses. This resulted in net finance income decreasing in Brokerage in the second half of the financial year.

The exceptional item relates to Refco integration costs. The total integration costs incurred to 31 March 2006 amounted to $80 million, although only $70 million is recognised in the income statement in 2006; the remainder relates to amortisation of retention costs paid to administrative staff, which are spread over the core integration period of seven months following the acquisition and the balance of these payments will be recognised in the income statement in the first half of 2007.

Retention payments of $23 million were made to traders following the Refco acquisition, to secure the value of the consideration paid to the Refco estate for customer relationships. These payments are not considered to be integration costs (and are therefore not classified as exceptional items) but are deferred and charged to the income statement as ongoing costs over the period in which the traders are committed to give their services to the Group, so as to match the cost with the revenue streams directly generated by those traders. The cost included within administrative expenses in 2006 amounted to $9 million, with a further $14 million expected to be recognised in the income statement over the next three years.

In addition, building construction and infrastructure costs totalling $21 million are expected to be incurred in accommodating Refco employees into Man's existing office buildings. These costs will be capitalised and charged to the income statement as ongoing costs over the remaining period of the lease contract for each office (4-9 years).

There are not expected to be any other significant integration costs incurred in 2007.

The tax charge for the year amounts to $222 million (2005: $173 million). The effective rate on profit before tax and exceptional items is 20.2% (2005: 20.0%). The bulk of the Group's profits is earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. The exceptional tax credit of $42 million is comprised of $22 million tax relief relating to the exceptional Refco integration costs and $20 million relating to the reversal of tax liabilities made in previous years following an agreement with HM Revenue & Customs with respect to the Group's transfer pricing arrangements.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the year. Full details of earnings per share are given in Note 8 to the financial statements.

Cash flow

Net Group cash inflow for the year was $467 million, before shareholder distributions, driven off strong cash generation from operating profit. The statutory cash flow statement, which is presented in a different format, is given in the financial statements.

Cash flows in the year	$m
Operating profit (pre-amortisation and depreciation)	1,359
Increase in working capital	(365)
Taxation paid	(180)
Net capital expenditure and financial investment	(385)
Other	38
Cash inflow for the year before shareholder distributions	**467**
Dividends paid	(221)
Share repurchases	(230)
Cash inflow for the year	**16**
Cash inflow from share placement and other shares issued	238
Cash inflow from net movements in borrowings	398
Increase in cash, net of bank overdrafts, in the year	**652**

The increase in working capital in Asset Management relates to a $221 million increase in investments in fund products. This relates to seeding investments, investments to aid short-term rebalancing of the funds and to short-term redemption bridging activities. Partly offsetting this, loans to funds have decreased by $86 million. The remaining net increase in working capital largely relates to Brokerage, reflecting the impact of the acquired Refco businesses less a decrease in the rest of the business as Brokerage was holding a higher proportion of its liquid assets in cash (rather than short-term investments) in comparison to the prior year-end.

The impact of the acquired Refco businesses on the Group's cashflow in the year was a cash outflow from operations of $560 million to fund working capital. This was partly offset by proceeds from selling Refco market

Brokerage margins	2006					
	Total	excl. Refco	2005	2004	2003	2002
Net operating income plus net interest income ($m)	673	636	529	481	335	244
Administrative expenses ($m)	517	459	381	361	260	189
Net profit ($m)	156	177	148	120	75	55
Administrative expenses/income	76.8%	72.2%	72.0%	75.1%	77.6%	77.5%

In the above table the figures for 2002 to 2004 are as they were presented under UK GAAP. The 2005 and 2006 figures are on an IFRS basis. Restating years 2002 to 2004 on an IFRS basis would not give rise to any significant differences.

Refco integration costs	2006 $m	2007 $m	2008 $m	2009 $m	2010-2015 $m	Total $m
Retention/incremental bonuses	29	12	–	–	–	41
Redundancy/severance	27	–	–	–	–	27
Professional fees	7	–	–	–	–	7
Other integration costs	7	–	–	–	–	7
Total exceptional costs	**70**	**12**	**–**	**–**	**–**	**82**
Trader retention costs	9	8	5	1	–	23
Building construction costs	–	3	3	3	12	21
Total Refco integration and other costs relating to the acquisition	**79**	**23**	**8**	**4**	**12**	**126**

seats of $70 million. The working capital requirements of the Refco businesses have been partly funded by equity ($215 million share placement) and partly by debt.

Net capital expenditure and financial investment comprise: consideration paid to acquire Refco of $297 million; net additions to the capitalised amount of upfront sales commissions and other intangibles of $126 million; less net proceeds of $65 million from disposals, less purchases, of non-current investments, such as the sale of market seats acquired from Refco; and the remainder largely relating to expenditure on tangible fixed assets, mainly office refurbishment and IT systems.

In the table left, 'Other' relates to net interest received of $62 million, dividends receivable from associates, joint ventures and other non-current investments of $44 million, less other minor net cash outflow adjustments of $68 million.

Balance sheet

The Group's balance sheet remains strong. At 31 March 2006, shareholders' equity was up 32% at $3,569 million. The increase in the year relates to a share placement of $215 million, following the Refco acquisition, and retained earnings of $563 million, after shareholder dividends and share repurchases of $451 million. At 31 March 2006 the Group had a net cash position of $1,301 million (2005: net cash position of $1,011 million).

To give more transparency to the Group's balance sheet, a segmental balance sheet by business is shown on this page.

Applying the Group's capital allocation model gives capital allocations to Asset Management and Brokerage of $1,687 million and $593 million respectively. In the segmental balance sheet table, the implied Group's surplus capital of $1,297 million has been allocated in the Asset Management figures.

The acquisition balance sheet of Refco is shown in Note 30 to the financial statements. The Refco acquisition and the growth in the futures and stock lending businesses in Brokerage has the effect of increasing both current assets and short-term creditors by $7 billion. In addition, there has been a $221 million increase in investments in fund products in Asset Management. The continued success of the loans to funds externalisation programme in the year has resulted in loans to funds decreasing by $86 million to $419 million at the year-end, despite the high level of sales in the year. The programme to externalise loans to funds is discussed in the 'External financing initiatives' section in the Risk Management review.

During the year the Group extended its debt maturity profile and further diversified its sources of funding through a $50 million top-up to its existing subordinated loan issue to the US private placement market and through the issue of a $400 million subordinated floating rate note, which has a 10-year final maturity with a call option in year five. Further details are given in the 'Available liquidity' section in the Risk Management review.

Contingent liabilities
Man Financial Inc., a US subsidiary of the Group was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ('PAAF') and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF, and as such does not consider that it is responsible for the losses suffered by PAAF investors. Accordingly, Man Financial will vigorously defend the proceedings brought against it. In addition the Commodity Futures Trading Commission (CFTC), the applicable US regulatory agency, is conducting an investigation into the PAAF losses and Man Financial has been cooperating with the CFTC in the provision of information and testimony about the trading activities it carried out on behalf of PAAF. This investigation has not yet been concluded. These matters are not expected to have a material financial impact on the Man Group.

Accounting standards and policies

The Board and the Audit and Risk Committee regularly review and update where appropriate the Group's accounting policies and disclosures. The consolidated financial statements have been prepared for the first time in accordance with policies consistent with IFRS, which comprise financial reporting standards and interpretations issued by the International Accounting Standards Board and its committees, as adopted by the European Union as at 31 March 2006. The Group's principal accounting policies are detailed in the financial statements on pages 75 to 80. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement, or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are in goodwill and other intangible assets, customer segregated balances, the fund entities of which the Group is the investment manager, the exchangeable bonds issued by the Group, taxation and pension obligations. These items are discussed in section B of the Group's principal accounting policies note on page 75.

Segmental balance sheet at 31 March 2006	Asset Management $m	Brokerage $m	Group Total $m
Non-Current Assets			
Property and equipment	34	42	76
Goodwill	773	61	834
Other intangible assets	373	175	548
Associates/JVs	232	10	242
Other investments	66	158	224
Deferred income tax assets	21	17	38
Non-current receivables	36	9	45
Total non-current assets	**1,535**	**472**	**2,007**
Current Assets			
Loans to funds	419	–	419
Trade and other receivables	414	14,212	14,626
Current tax assets	6	5	11
Derivative financial assets	–	5	5
Short-term investments	444	5,618	6,062
Cash and cash equivalents	1,069	1,756	2,825
Inter-divisional balance	142	(142)	–
Total current assets	**2,494**	**21,454**	**23,948**
Non-Current Liabilities			
Long-term borrowings	(475)	(1,022)	(1,497)
Deferred tax liabilities	(3)	(31)	(34)
Pension obligations	(18)	(17)	(35)
Restructuring provisions	–	(6)	(6)
Derivative financial liabilities	(45)	(46)	(91)
Other creditors	(1)	(2)	(3)
Total non-current liabilities	**(542)**	**(1,124)**	**(1,666)**
Current Liabilities			
Trade and other payables	(292)	(20,129)	(20,421)
Derivative financial liabilities	(2)	(2)	(4)
Bank loans and overdrafts	(1)	(26)	(27)
Taxation	(208)	(52)	(260)
Total current liabilities	**(503)**	**(20,209)**	**(20,712)**
Net Assets	**2,984**	**593**	**3,577**









Risk Management




MAN FINANC

Risk and risk management

Risk is inherent in the Group's business and activities. Our ability to identify, assess, monitor and manage each type of risk to which the Group is exposed is an important factor in our financial soundness, performance, reputation and future success.

The sections below describe our approach to risk management. The first section is applicable to all risks and covers the Group's risk governance structure, risk management process and its risk appetite. The second section explains the way in which Man categorises risks and principal factors that drive each type of risk faced by the Group and the measurement and processes for mitigation of these risks. The final section discusses future developments in risk management.

Effective risk management has always been central to the Group's business model and the Group has continued to make significant investments in enhancing its risk management capability during the year. This is in response both to the growth in the business and to changing regulatory requirements. The enhancements include the development of an earnings volatility model for Asset Management to complement the economic capital model, which was also subject to further refinement and deeper integration with the strategic planning process. Improvements also included revisions to risk policies and delegation of authority and limit structures.

There are seven key elements in the Group's risk management process:

Risk strategy and appetite
- Setting the overall direction and objectives for risk management.

Risk governance
- Setting risk policies, delegated authorities and limits consistent with the risk strategy.
- Establishing clear functional responsibilities, reporting lines and committee structures for the management of risk.
- Ensuring appropriate skills and resources are applied to risk management.

Risk infrastructure
- Establishing and continually refining the necessary infrastructure to support the risk management process including systems, data, tools, management information and external disclosure.

Risk identification
- Assessing the potential impact on the Group of internal and external factors that might give rise to a direct or indirect loss or demand for liquidity.

Risk measurement
- Using a range of methodologies including value-at-risk, risk of worst loss, stress testing, scenario analysis and qualitative assessment and judgement to assess the potential impact and likelihood of the identified risks arising on both an independent and aggregate basis.

Risk monitoring
- Monitoring and reporting of the Group's risk profile against its risk appetite, exposures against limits, losses, and other risk related incidents, compliance issues and the effectiveness of the Group's internal controls.

Risk mitigation
- Taking informed decisions on the nature and extent of risk to retain and on the appropriate internal control environment needed to manage risk.

Risk governance

Responsibility for the overall framework of risk governance and management lies with the Board of Directors. The Board is responsible for determining risk strategy, setting the Group's risk appetite and ensuring that risk is monitored and controlled effectively. It is also responsible for establishing a clearly defined risk management structure with distinct roles and responsibilities.

Within that structure business managers are accountable for all the risks assumed within their areas of responsibility and for the execution of appropriate risk management discipline within the framework of policy and delegated authority set out by the Board. The principle of individual accountability and responsibility within a disciplined approach to risk management is an important feature of our culture.

Independent and objective assessment and monitoring of risk is provided by various risk control functions at both Group and Divisional levels. These risk control functions include the Group Risk department, risk management professionals embedded within each Division, Legal and Compliance departments in each Division and Internal Audit. Close attention is paid to the formal segregation of duties within business units and there are independent reporting lines for the key risk, compliance and finance functions. In addition, the processes which turn a risk decision into a concluded transaction – verification, confirmation, reconciliation, valuation, payment and settlement are carried out by functions that are distinct from those which make the risk decision. The key responsibilities of core functions in this regard are explained in more detail in the sections that follow.

In addition to individual responsibilities for risk management there is a structure of committees that, under authority delegated from the Board, have formal responsibility for and powers in relation to defined aspects of risk management. These are illustrated in the chart which also shows their key responsibilities in relation to risks faced by Man.

Risk appetite

Risk appetite is the quantum and type of risk that it is appropriate for the Group to bear. The Board regularly reviews and sets this in the form of nine risk appetite statements, which it sets in the context of the Group's capacity to bear risk and the requirements of various stakeholders, including those constraints set by the regulatory framework.

The risk appetite statements, which are summarised below provide the benchmark against which the Group's risk profile is monitored and reported to the Board and the Group Risk Committee (GRC). Risk appetite also forms the basis for the calibration and setting of the delegated authorities and financial limits for all aspects of market, credit and liquidity risk.

The Group's nine risk appetite statements address both quantitative and qualitative aspects of risk taking. Although measurement of risk is essential, it is impossible to quantify some risks with any accuracy and numbers alone cannot show all aspects of risk. Qualitative judgements, therefore, are also a critical component of the Group's risk appetite and related monitoring and control processes.

The quantitative risk appetite statements address:
- Maximum tolerance for unexpected loss (economic capital at 95% confidence level).
- Minimum credit rating, measured by minimum capital surplus over economic capital required at 99.8% confidence level.
- Minimum regulatory capital surplus.
- Earnings volatility tolerance.
- Ability of the Group to meet peak stressed liquidity requirements without recourse to anything other than committed financing facilities or free cash balances to a confidence level of 99%.

The qualitative risk appetite statements address:
- Regulatory risk.
- Reputation risk.
- Operational risks in the execution of business plans.
- Risk related decision making, especially in relation to new business opportunities.

The Group's medium-term plan is also reviewed by the Board and GRC and subjected to sensitivity analysis to assess its impact on the risk appetite metrics.

Risk categorisation

The Group categorises risk as shown in the chart opposite.

Strategic and business risks

Risk identification

These are the risks that the Group's profitability may be eroded by changes in the business environment or by failures in its choice of strategy or execution of strategy. They are inherent to Man's business model and how well this is adapted to the business environment in which we compete. Strategic risk is distinguished from business risk in that it includes risks that are considered to arise over a longer timeframe and, should they arise, to be long lasting and fundamental in their effect whereas business risk is considered to be more of a cyclical phenomenon. Both risks would be manifested by an unexpected decline in revenues which could not be offset by a corresponding reduction in costs. They also include the reputation impact on the business model of events arising in the other risk categories.



Risk categorisation

Strategic Risk
Business Risk
Operational Risk
Credit Risk
Market Risk
Liquidity Risk

Reputational Risk can result from events in any category and is measured through the business risk model

Risk governance structure


Delegation of Authority
Decision Making Bodies
Independent Challenge and Oversight Bodies
Transparency of Reporting
Group Board
• Defines risk governance framework, risk culture and principles
• Sets overall risk strategy and policy
• Approves risk appetite
• Responsible for an effective system of internal controls
Audit and Risk Committee (ARCom)
• Reviews risk management framework and the effectiveness of internal controls, risk management systems and major risk initiatives
• Reviews Internal Audit programme and reports
Group Risk Committee (GRC)
• Reviews Group risk profile against risk appetite and determines actions in relation to risk profile, strategy and key controls
• Reviews adequacy of Group s capital and liquidity
• Reviews suitability of risk methodologies, metrics and policies
• Approves risk decisions that are beyond Divisions' or executives' delegated authorities
• Assesses and guides major risk-related projects
Divisional Boards
○ Ensure application of Group risk governance culture and principles in the Divisions
○ Develop and implement strategy within context of Group risk appetite and strategy
○ Set Divisional policy and procedures consistent with Group policy
○ Responsible for internal controls within the Divisions
Divisional Risk Committees (DRCs)
○ Review Divisional Risk Policies, delegated authorities, limit structures, methodologies, key risk indicators and losses
○ Review Divisional Risk profiles
○ Review trends and change in external risk environment
○ Review Internal Audit plans and reports and status of management actions relating thereto
Brokerage Division Credit Committee
○ Approves limits for customers and counterparties
○ Monitors adequacy of collateral held in respect of customer positions and takes appropriate action
Product Supervisory Committee
○ Reviews financial, operational and reputational risks in approval of investment products, related financing and third party service provider relationships
Supervisory Investment Committee
○ Monitors risks associated with fund allocations and proprietary investments
Business Management
○ Implement
Group Bodies
Divisional Bodies
Delegation of Authority
Recommend/Escalate/Report
Challenge and Oversight

Strategic and business risks in Asset Management include:

- Persistent poor performance affecting the alternative investments sector generally or the specific funds managed by Man;
- Regulatory change which significantly impacts the attraction of alternative investments for either private or institutional investors;
- An inability to access capacity in underlying investment management content;
- Concentration or over-dependence on too few business relationships, either in terms of distribution channels or after-sales product service provision; and
- Margin pressure due to market consolidation or entry of a dominant new competitor, particularly in the fund of funds business.

These scenarios may singly or in combination negatively impact new sales and product margin levels, and also increase redemption rates on existing products.

Similarly Brokerage is exposed to the risk of volume or margin pressure for reasons that include:

- A general decline in volumes in the markets and products in which Man offers execution and clearing services;
- Margin pressure due to market conditions;
- Diminishing client franchise due to either disintermediation by exchanges or other competitors applying innovations in technology; and
- Macro-economic changes such as a fall in interest rates, which would reduce the income earned on balances held on behalf of customers.

Corporate risks include:

- The consequences of a failed or poorly executed acquisition;
- Increases in the effective corporate tax rate;
- A prolonged fall in the value of the US dollar, the currency in which most of the Group's revenues arise, against either sterling or, to a lesser extent, the Swiss franc; and
- The risk of losing key people or teams resulting in the loss of corporate knowledge or capability that is not readily replaceable.

Our reputation is a key component of our ability to achieve our strategic objectives. In common with other financial services businesses, our success depends not only on the effective management of the risks outlined above, but also on the maintenance of our reputation among many stakeholders – our staff, shareholders, investors in funds, intermediaries, lenders, regulators, key business partners and the general public – for the way in which we conduct our business. The Group's activities are also subject to oversight by market regulators in many countries and the Group is lead-regulated on a worldwide basis by the Financial Services Authority in the UK.

Risk measurement
The principal strategic and business risks referred to above, and the underlying drivers of such risks, are monitored by management and regularly discussed at Divisional and Group Boards. The potential impact of these risks on the Group's earnings is modelled through specific stress scenarios as part of the planning process.

In the course of Man's continuous and detailed monitoring of industry, competitive and regulatory themes, we do not see any current indications that our business is not well adapted to the business environment in which we compete. The fundamental downside strategic and business risks as broadly defined above (under 'Risk identification') have not impacted our business during the period under review. The Group also holds economic capital to the extent that such evaluations identify the possibility that, in aggregate, the Group's revenues are insufficient to cover its costs (excluding the effect of any possible losses resulting from any of the other risk categories). Since a Group loss did not arise in any of the scenarios of extreme shocks that were modelled, it is not considered necessary to hold capital for business risks. This result is due to the Group's low cost-income ratio of 45%.

Risk mitigation

An annual strategic planning process is carried out within the Divisions and at Group level. The Board is responsible for determining the long-term strategy and the markets in which the Group will operate. The planning process includes qualitative and quantitative assessments of the risks inherent in the divisional medium-term plans and downside stress tests to ensure that adequate capital and liquidity would be available in the event of any of the strategic risks crystallising. Regular reports are provided by management to the respective Divisional Executive Committee or Board and to the Group Board on the Group's progress in respect of key strategies, plans and any initiatives to mitigate specific strategic risks.

Monthly financial reporting to the Board includes comparison against budget and forecasts for the full financial year, together with a review of key performance indicators. This review includes regular monitoring of the cost to income ratio in each Division. Monthly business updates are also provided in writing to the Board by the chief executive of each Division. Any material capital or non-budgeted expenditure also requires approval by the Board.

Mitigation is also provided by the diversification of the Group's business between the Divisions and geographically. Within Brokerage, the revenue stream is diversified between financial products and within Asset Management between the private investor and institutional segments and across several fund styles.

Significant acquisitions require approval by the Board in addition to due diligence by the Group's corporate finance team and review by the GRC. A disciplined process is applied to ensure the rapid and effective integration of all acquisitions and, as a result, the businesses acquired from Refco have been largely integrated into the Group's existing structures and processes.

Business risk is also mitigated to the extent that the costs of the Group are variable with respect to revenues. The bonus pool, which in 2006 amounted to 28% of total operating expenses (2005 – 25%), is directly proportional to an agreed internal measure of profit and so provides this element of mitigation.

Since revenues are principally in US dollars, appropriate hedges, using mainly forward foreign exchange contracts are put in place for the following year in accordance with criteria approved by the Board to fund non-dollar expenses that can be forecast with reasonable certainty.

Reputation risk necessarily requires a somewhat different approach from other risks. Man has established several policies and procedures to ensure that high standards of ethical conduct are applied across its business globally. These address issues such as our responsibilities to investors and customers, sales and trading practices, new products, potential conflicts of interest, money-laundering, 'know your customer' requirements, 'whistle-blowing' and confidentiality and privacy. During the year the Group developed a Corporate Responsibility Manual and Ethical Policy, which are described in more detail in the Corporate Responsibility Summary Report. These policies and procedures are reviewed frequently to ensure that they remain consistent with our high standards and meet or exceed regulatory requirements.

The Group aims to ensure that appropriate structures are in place to protect the interests of investors in the funds managed by the Group and regulatory compliance is a major focus across the Group in terms of business practice, culture and employee awareness.

Operational risk

Risk identification

Operational risk is the risk that the Group suffers a loss directly or indirectly from inadequate or failed internal processes, people, systems or external events. It is inherent in all the Group's business and support activities, and comprises a large number of disparate risks including losses resulting from events such as human error, IT failures, fraud, legal risk and external threats. It does not include the indirect consequence for the Group's reputation and any losses resulting from this, which are treated as a component of business risk.

Losses can arise from:

- Process failures involving, for example, in Asset Management breaches of investment mandate, prospectus errors, valuation or modelling errors or, in Brokerage, the credit and collateral management or settlement processes or errors made in placing customer orders on the market;
- Software or hardware failure, project risk in relation to critical IT developments and breakdowns of information security;
- Compliance failure from, for example, mis-selling or a breakdown in anti-money laundering controls;
- Fraud from internal or external sources or from 'rogue trader' activity;
- People-related issues such as inadequate resources, skills or departure of key personnel or employee-related litigation;
- Legal risks from inadequate contractual documentation; and
- External events leading to the loss of a critical site or a failure by a major provider of outsourced services.

Risk measurement

The Group has developed a scenario approach to address, at a high level, the potential effect of low frequency/high impact events and the amount of capital the Group should prudently hold to cover these risks. The scenarios are based on management judgement, supported and validated by relevant external loss information and any internal loss or 'near miss' experience. They have been developed jointly by risk professionals and line managers and have been subject to refinement during the year including incorporating the effect on the Group's risk profile of the businesses acquired from Refco and by assessing the effect of insurance mitigation on the potential loss profile.

At a more detailed level, risk and control assurance is facilitated by Group Risk in conjunction with managers within the Divisions on the risks and related control effectiveness within their areas of responsibility. These risk assessments are subject to review by Internal Audit and the overall framework is validated by Group Risk.

Management is responsible for preparing and reviewing key risk indicators. These are discussed at monthly meetings of each Divisional Risk Committee together with reports relating to any operational losses or significant 'near misses' experienced by each Division.

The Group has not suffered any material operational losses during 2006. However, it is subject to a legal claim from the Receiver of Philadelphia Alternate Asset Fund and associated entities. This is discussed further in the 'Contingent liabilities' section of the Financial Review.

Risk mitigation

Our approach is not designed to eliminate operational risk, but rather to identify the areas in which it might arise and to contain it within acceptable limits through the application of effective controls. The Group continually looks to improve its internal controls. Chief Operating Officers in the businesses have a particular responsibility in this regard and have played a prominent role during the year in initiatives to strengthen risk management across a range of areas including further automation of critical processes and extension of business continuity arrangements. Regulatory compliance functions have also been strengthened in both Divisions. Ultimately the management of operational risk is dependent on the high importance that we attach to the integrity of the internal control environment and the application of sound management judgement.

Key components in the operational risk framework applied across the Group include the principle that prime responsibility for its management lies with the line management of each business area and function. This includes the design of appropriate processes and controls as well as risk and control assurance, reporting of key risk indicators and the investigation of losses, operational incidents and errors referred to above. Careful attention is also given to segregation of duties in the business units. In addition, the Board has established a clear organisation and reporting structure, with business units operating under clearly defined policies and within written levels of delegated authority, including requirements to report losses and 'near misses' to a standard Group template and to escalate issues to the appropriate function or committee.

The Group's processes are dependent on the integrity and robustness of its IT systems and significant resource is devoted to protecting the resilience of these systems. This includes formal business continuity plans and appropriate remote data back-up and disaster recovery facilities for each of Man's key locations to ensure the rapid recovery of business critical systems and functions in the event of disruption at any key location. Business continuity arrangements are regularly updated and tested to ensure their effectiveness.

The system of internal control is subject to regular review by Internal Audit, based on an audit programme approved annually by the ARCom. The programme is focused on the businesses and processes that are most significant in terms of the Group's risk profile and where there are key controls on which the Group relies to contain that profile. This prioritisation of work is influenced by any recent losses or incidents experienced by the Group or in comparable areas by third parties and by any significant changes in markets, geographic locations, products and business processes or major new initiatives or projects. The programme was also changed during the year to include a review of the systems and controls relating to the businesses acquired from Refco. The results of this review are summarised in the section on Internal Control in the Corporate Governance section.

Within Asset Management a structure of investment committees is responsible for determining, monitoring and overseeing internal and external investment management processes and compliance with investment management mandates. In addition, a separate function is responsible for the independent valuation of, or review of, third party valuations of fund products. Compliance with local regulatory and legal requirements and appropriate Group policies is monitored by compliance teams embedded within each Division.

Asset Management maintains a programme of independent validation that its processes and controls have operated as defined and required. This includes extensive use of SAS 70 certification and other reviews by third-party experts in relation to the processes that are critical to providing services to the funds.

Within Brokerage, the use of taped customer lines, rapid confirmation of customer orders and real time reconciliation of positions with exchanges minimises the risk of errors. The Division has undertaken a major project to integrate the businesses acquired from Refco into its existing framework of systems, processes and internal controls. This integration process is now largely complete.

The Group has also purchased insurance cover from a number of third-party insurers for both physical and business interruption risks, as well as various financial and liability insurances. The Group maintains and continues to develop dynamic insurance programmes to respond to its identified operational risk profile. The approach is designed to maximise breadth of cover and certainty of response in respect of key third-party liabilities as well as proprietary asset, business interruption and personnel related exposures.

Credit risk

Risk identification

Credit risk is the possibility that the Group may suffer a loss from the failure of counterparties, customers or borrowers to meet their financial obligations to the Group, including failing to meet them in a timely manner. It includes the risks that the Group may suffer a loss as a result of guarantees issued or commitments given to third parties, as a result of settlement failure or because of country risk. The direct taking of credit risk in order to earn a return is not a central feature of the Group's business; rather credit risk arises as a result of activities that support the Group's business model in both Divisions. In Asset Management the Group is exposed to credit risk mainly in respect of its lending to funds and indirect risk in respect of contingent exposures to third party lenders to the funds, which are explained further below.

The Group provides short-term loans, predominantly on an uncommitted basis, to certain composite fund products principally for the following purposes:

- To provide bridging finance where investors are offered an enhanced liquidity service and the Group holds shares in funds for the period between making the redemption payment to the investor and receiving payment from the manager of the underlying funds;
- As part of the regular rebalancing of fund of hedge fund products where funding is provided to bridge a timing mismatch between making payments to increase holdings in some underlying hedge fund investments and the receipt of redemption proceeds from exiting underlying hedge fund investments;
- To provide leverage to funds that has not been provided by external parties, typically in the early stages of a fund life or in respect of small funds where it is more difficult or not cost effective to obtain external financing; and
- For some funds to meet margin calls where cash is not available in the fund and without the fund having to sell assets or close positions.

External financing of funds is usually sought from major financial counterparties in various structured forms including OTC contracts. In previous years when executing these transactions the Group, in a few instances, granted a small first risk of loss guarantee to the external provider.

Private investors in Man's composite fund products are typically offered guarantees of return of capital at maturity of the product by highly rated and internationally recognised banks. In most cases, the guarantee is fully collateralised by US Treasury zero coupon bonds or bank deposits and there is no residual risk to the Group. On a small number of products, a non-defeased structure has been utilised whereby the bank will provide a guarantee with no, or reduced, collateral being provided up front. In exchange Man has provided a first risk of loss guarantee to the bank, up to a level of 5% of the aggregate face value of the bonds outstanding.

Brokerage is primarily an intermediary and matched principal business offering execution and trading services, mostly in exchange traded products. For execution-only customers, the sole credit risk arising is that of collection of commissions receivable after invoicing. The credit risk for cleared customers is in paying variation margin to the exchanges before receiving it from customers. Most customers are required to cover initial and variation margins with cash and must pay any margin deficits within 24 hours. In line with market practices, Brokerage provides unsecured credit lines to some customers for initial and variation margin.

Brokerage is also exposed to the risk of default by counterparties in respect of positions held with these counterparties. These are mainly exchanges, clearing houses and highly rated and internationally recognised banks. The risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that, should a counterparty default on its obligations under a derivative contract, the Group could incur a loss when it covers the resulting open position because the market price has moved against the Group. Settlement risk is the possibility that the Group may pay a counterparty, such as a bank in a foreign exchange transaction, and fail to receive the corresponding settlement in turn.

The Group and its Divisions are also exposed to counterparty risk with respect to deposits placed with various banks. Country risk is a particular form of credit risk and arises from the possibility that a financial transaction or obligor will fail to complete according to its anticipated terms as a result of political or economic failure, action or embargo imposed on or by a specific country.

Risk measurement

Loans were provided to 85 funds at 31 March 2006 and amounted to $419 million (2005: loans provided to 99 funds and amounted to $505 million). As a result of the Group's modelling and management of the risks associated with these loans (which are described in more detail below) the Board is confident that the probability of the Group incurring a loss is remote. The de-gearing process (referred to in the 'Credit risk mitigation' section below), a critical control over the risk, has been triggered in eight funds where the Group has been the provider of leverage since this process began in 1996. All of these funds have re-geared since the de-gearing process was initiated. The Group has never incurred any credit losses on loans made to funds.

First risk of loss guarantees amounting to $18 million at 31 March 2006 (2005: $18 million) have been given to external lenders to eight funds. These would normally be triggered if the de-gear process failed to ensure that these funds could return the contractually guaranteed amount to its investors at maturity. Risk modelling techniques indicate that the probability of the Group incurring any loss from these guarantees is less than 0.5%.

Brokerage had, at 31 March 2006, granted credit lines to customers which amounted to $929 million (2005: $927 million). At 31 March 2006, $660 million (2005: $711 million) of this amount related to initial margin that customers were not required to cover with cash collateral and the remainder related to credit lines given for variation margin. Utilisation of these lines at 31 March 2006 amounted to $661 million (2005: $373 million), of which $622 million (2005: $350 million) related to initial margin. In addition customers owed Brokerage, largely in respect of margin calls and commissions receivable for execution business, a further $102 million at 31 March 2006 (2005: $99 million).

Brokerage has experienced only small losses from credit risk amounting to $2.2 million in 2006 (2005: $2.4 million).

The Group's credit exposures arise both in relation to contractual positions which are essentially fixed in amount (such as bank deposits or loans to funds) and also in relation to derivative contracts whose value changes as market prices change. For such derivative contracts, the credit risk does not depend just on the current value of the contract, but also on the potential value of the exposure (net of any margin held as collateral) at any point during the time horizon of the contract. The Group uses a stochastic model to assess the potential or stressed value of such exposures and these are used as an input into its evaluation of credit risk in its economic capital methodology. The majority of the Group's credit exposures are to highly rated counterparties, as illustrated in the chart on page 43, and the annual risk of loss on such amounts was estimated as around $275 million at a 99.8% confidence level.

Risk mitigation

The Group's aggregate lending to funds and the amount it lends to an individual fund are subject to limits approved under delegated authorities from the Board. The individual limits are lower than the single large exposure limits that the Group must comply with under regulatory requirements. The risk exposure is modelled extensively before any credit is extended to a fund and the Group's lending is predominantly repayable on demand.

Leverage is monitored daily for these different fund products and a review is triggered if levels approach certain pre-defined multiples of prevailing trading company net asset value or 'risk capital'. These multiples are derived from computer supported models that calculate proprietary risk indicators, similar to value at risk, which provide an estimate of risk, based on the positions held and margin exposures, sector investments, extreme associations between manager returns and individual, or typical, manager volatility and liquidity. Through this strict de-gearing process and the ability to liquidate most positions quickly, Man can confidently manage its credit risk exposure.

The same risk monitoring and controls apply equally to those fund products which borrow externally and these support the Group's contingent exposures under first risk of loss guarantees.

The amounts owing to Brokerage by customers and counterparties are largely in respect of instruments, such as futures and other derivative contracts, whose value changes as market prices change. Accordingly Brokerage monitors both current exposures, computed by reference to the mark-to-market value of positions, and potential futures exposures, computed by reference to stressed values based largely on modelling of the effect of extreme market movements on these values.

In Brokerage, a key control to mitigate credit risk on cleared business is the initial margin paid by customers as a deposit before they can commence trading. Brokerage uses software to test the adequacy of initial margins and, where appropriate, sets margin requirements at higher levels than those requested by the exchanges to minimise credit risk. Most customers are required to cover initial and variation margins with cash. Client activity levels are monitored daily to ensure credit exposures are maintained in accordance with agreed risk limits. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. Stress testing is performed to evaluate the effect of potential market movements on customer positions and may result in customers being asked to reduce positions. The Division reserves the right to liquidate any customer position immediately in the event of a failure to meet a margin call.

Credit lines to Brokerage customers are approved by the Brokerage Division Credit Committee or GRC in accordance with delegated authority limits set by the Board. All credit lines are reviewed at least annually.

Counterparty exposures are typically with major exchanges or highly-rated and internationally recognised banks. Many of these exposures are subject to netting agreements which reduce the net exposure to the Group. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to approval by either the Brokerage Division Credit Committee or GRC in accordance with delegated authority limits set by the Board. The credit risk is diversified between customers and counterparties across a wide range of markets. The majority of customers and counterparties are based in OECD countries. The Group grades countries according to its perception of risk and limits for aggregate stressed exposures to countries are set by the GRC in accordance with delegated authority limits set by the Board. The credit risk management processes in both Divisions are subject to regular review by Internal Audit.

Market risk

Risk identification

Market risk is the possibility that the Group may suffer a loss resulting from the fluctuations in the values of, or income from, proprietary assets or liabilities. It includes losses on those assets or liabilities arising from fluctuations in interest rates and exchange rates. The Group does not take market risk for the purpose of earning a return on that risk as a central feature of its overall business model; rather this risk arises from supporting activities in the business of each Division.

Asset Management is exposed to market risk on proprietary investments in various fund products. These include seed capital provided to a new manager, where Man purchases shares in a fund before selling them to third party investors or redeeming them at a later date, typically holding the investment for a period between six and twelve months. Proprietary holdings are also taken in established funds in order to test a new model, market or instruments, revised software or changes in investment processes before exposing third party investor money to these changes. For certain funds, Asset Management will also buy shares from investors between the fund's quarterly dealing dates, and will hold these shares until they can be sold to a third party investor or transferred into another product structure or redeemed. This enhanced liquidity service is discretionary and does not, therefore, constitute market-making.

Asset Management is also exposed to market risk as a result of the contingent exposures that arise from committed purchase agreements (CPAs) entered into either in relation to the enhanced liquidity offered to investors in certain fund products or to certain external providers of leverage to fund products. In the past, when obtaining such external financing, the Group sometimes entered into CPAs under which, in the event of certain default clauses being triggered, the third party lender has the right to require Man to purchase the fund shares held as collateral. If a third party purchaser cannot be found for such shares, these would become a proprietary holding of the Group which is exposed to market risk for the period, which can be up to 4½ months, between issuing a redemption notice and the redemption date. No new CPAs were entered into in relation to external financing of funds during the year and the value of such CPAs has declined significantly as explained in the section on external financing initiatives below.

In most markets Brokerage acts as an intermediary, resulting in limited market risk to the Group. The exceptions are intra-day positions in foreign exchange, fixed income, metals and energy markets where Brokerage acts as principal and there may be time delays between opening and closing a position. The Division may also maintain small positions overnight in these markets.

The Group's net assets are exposed to the effect of movements in the exchange rate between the US dollar and other currencies to the extent that the Group has net assets or liabilities in currencies other than the US dollar. The effect of exchange rate variation on revenues and expenses is considered a business risk and is discussed further above.

Analysis of Man Group stressed credit exposures
Year ended 31 March 2006



1
2
3
4
5
6

1 Unrated
2 CCC+ and below
3 B- to BB+
4 BBB- to BBB+
5 A- to A+
6 AA- or better

The rating scale is based upon the Group's internal risk ratings and is presented on an S&P equivalent basis.

Brokerage is also exposed to interest rate variation in respect of balances held on behalf of customers. In this respect, an increase in short-term interest rates is beneficial to the earnings of the Division. This is considered a component of business risk and is discussed further above.

The Group's earnings are potentially exposed to the effect of movements in interest rates to the extent that there is a mismatch between floating rate deposits and other investments and fixed rate borrowings. However, it is the Group's policy to hedge this risk and, after taking into account interest rate swaps, there was little net exposure to interest rate movements in either 2005 or 2006 (other than the exposure in Brokerage referred to above).

Risk measurement
Proprietary investments in fund products at 31 March 2006 amounted in aggregate to $509 million (2005: $236 million), including $13 million resulting from the provision of enhanced liquidity to investors (2005: $26 million).

The Group assesses the risk on these investments using a risk of worst loss methodology, which is similar to value at risk. The Group asseses the risk on these investments by jointly modelling the style allocations of the investments on forward-looking assumptions. Market stress correlations are reflected by using the empirically observed relationship between styles through time. A high percentile of the resulting worst loss distribution is taken and using this methodology, the annual risk of loss in the Group's continuing activities was modelled at $56 million at 31 March 2006 at a 99.8% confidence interval (2005: $25 million).

At 31 March 2006, the aggregate risk of loss to which the Group was exposed through its normal practice of providing monthly liquidity to investors and its CPAs with external lenders amounted to $77 million (2005: $71 million) using the same annual risk of loss methodology to a confidence level of 99.8% and after taking into account the contingent nature of these exposures and the likelihood of them arising.

The gains and losses from all proprietary investments are included within Asset Management net performance fee income and in 2006 a net gain of $36 million was recorded (2005: $25 million). The Group recorded a net gain on these holdings in 8 out of 12 months in 2006 (2005: 9).

Note 10(a) to the financial statements shows exposures that give rise to net currency gains and losses recognised in the income statement. As that note shows, unmatched net assets are not significant.

Risk mitigation
Limits are placed on proprietary investments in funds, both at the level of the individual fund and in aggregate. These limits are set in accordance with delegated authorities approved by the Board. A series of risk measures relating to these investments is reviewed regularly (usually weekly) and appropriate action is taken if the risk deviates from predetermined tolerance bands.

In order to reduce the market and liquidity risks associated with CPAs, the Group now seeks to obtain external funding without the requirement to provide a CPA to the third party lender. GRC approval is required for any new external loan to a fund that is subject to a CPA.

Tight limits are also imposed on the net positions that can remain open at the end of each day in Brokerage in the products traded as principal such as the metals, foreign exchange, fixed income and energy markets. Monthly stop losses are applied where potential losses are considered material. The stop loss is monitored daily and, if triggered, the relevant limit on net positions is either reduced or cancelled for the remainder of the month.

Liquidity risk

Risk identification
This is the risk that the Group, even if it has adequate capital resources, does not have sufficient financial resources that can be used to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Group funding and liquidity risk is managed centrally. The Group finances its operations from the cash flow generated by its operations, bank borrowings on both a committed and uncommitted basis and through finance obtained from the wider capital markets. Substantially all of the Group's borrowings are via Man Group plc (the Company) or its two central finance subsidiary companies, which on-lend to other subsidiaries in the Divisions.

In ordinary circumstances Brokerage is self-financing with the inflows of initial margin and variation margin received from customers and counterparties capable of meeting the outflows of margin payments to exchanges and other counterparties. In stress scenarios Brokerage may find it necessary to utilise the Group's bank facilities to meet exceptional cash outflows. These would typically result from a situation in which there has been a settlement failure in respect of a large transaction or in circumstances where there have been very large movements in market prices and there is a requirement to pay significant amounts of margin before an equivalent amount has been collected from customers. They could also arise from a much greater drawdown of credit lines by those customers to whom Brokerage has granted credit.

Within Asset Management the principal usage of liquidity is by the funds themselves. While the majority of this funding is provided by external parties, the Group also provides some of the credit used by the funds, as explained in the 'Credit risk' section.

Risk measurement
Liquidity risk is assessed by means of stress testing and scenario analysis. The effect of each of the factors referred to above which drive the level of funding that the Group might be called on to provide to the Divisions is considered against the background of eight scenarios. The scenarios, which were developed by Group Risk in conjunction with the Divisions and approved by the GRC, included the effect of major adverse market movements, extreme levels of

	Total $m	1 year $m	1-3 years $m	4-5 years $m	5 years $m
Short-term bank debt	464	464	–	–	–
Long-term bank debt	2,325	–	–	2,325	–
Exchangeable Bond	707	–	–	707	–
Senior Private Placement	300	–	45	145	110
Subordinated Private Placement	210	–	–	210	–
Subordinated FRN	400	–	–	400	–
Total facilities	**4,406**	**464**	**45**	**3,787**	**110**

net redemptions in Asset Management, substantial increases in margin levels at exchanges, a major settlement failure and various triggers of default provisions within CPAs.

The parameters of the scenarios were determined through a combination of statistical analysis and the application of experienced judgement to provide what is felt to be a prudent view of what could happen in the relatively remote circumstances defined by the scenarios. The analysis also considered the time period over which and the time zone in which the liquidity demands might arise as well as the currency and geographic location. These were compared with the availability of funding from the Group's committed bank lines and the free cash balances that would be available to the Group in the event of a severe liquidity stress.

On the basis of these parameters, the analysis shows that the Group can meet the required liquidity under any of the stress scenarios with a confidence level of 99% solely from its committed bank facilities and free cash balances. The Group can meet modelled liquidity requirements to higher levels of confidence than 99% if it chooses to use some of the other mitigants that are available and are under its complete control. These are discussed further in the section on 'Risk mitigation' below. Since the tenor of external loans to funds is typically shorter than the term to maturity of the related funds, the Group has considered the possibility that it may not be able to roll over or find alternative providers of such funding in time in the event that one or more providers of this funding did not wish to renew. On the basis of the maturity profile of the external loans, the number of competing providers of such funding and, ultimately, since the Group would be under no obligation to replace external funding with loans of its own, the Board is confident that this does not result in unacceptable liquidity risk.

Risk mitigation

The liquidity risk management framework and significant related policies are reviewed and approved by the GRC, Board and ARCom and these bodies are informed monthly about the Group's current and prospective liquidity conditions. They are also responsible for approving settlement limits for individual counterparties under delegated authorities approved by the Board.

The short-term tactical management of liquidity takes place largely within the Divisions, which also provide Group Treasury with forecasts of their likely future cash flows and any requirements for funding from the Group's central facilities.

The Group's overall approach is to provide sufficient liquidity to be able to meet, from its available facilities and free cash balances under stressed scenarios, the planned requirements of the business to a 99% confidence level. More extreme liquidity stresses are to be met from other mechanisms under the Group's control. The guiding principle is to ensure that funding (both directly to the Group and to the funds managed by the Group) is obtained from diverse markets and providers and with a range of maturities. This is to ensure a stable flow of financing and to provide protection in the event of market disruption.

The amount of the potential liquidity requirement is assessed through the scenario process discussed above. Group Treasury is responsible for securing the appropriate funding to meet this requirement.

The Group also has a contingency funding plan in place under which a Funding and Liquidity Taskforce would meet in circumstances of extreme liquidity stress to consider the actions that the Group should take to manage its funding requirements. These actions could include the recall of loans to funds which are, substantially, discretionary facilities repayable to the Group on demand. The plan was tested on two occasions during the year using hypothetical scenarios involving a major market movement and significant redemptions. The tests were used to confirm the effectiveness of the contingency funding plan and also to identify and address any operational issues with its implementation.

Available liquidity

At 31 March 2006 the Group had total facilities of $4.41 billion (2005: $4.05 billion) of which $2.67 billion (2005: $2.77 billion) was unused. The bank credit facilities total $2.79 billion of which 88% are committed.

The table (above) summarises the Group's available facilities (drawn and undrawn) by maturity as at 31 March 2006 based on final stated maturity.

The tenor of the Group's debt has not changed significantly over the past year. Only 11% of our debt now has a maturity of less than one year, versus 14% last year.

At 31 March 2006 the whole of the $2.275 billion syndicated facility was unused (2005 – $2.225 billion). This facility expires in June 2009. There are no circumstances under which we would expect this facility would not be available for use.

The Group has a £400 million ($707 million) seven-year Exchangeable Bond with a coupon of 3.75% which can be called by the Group from its fifth anniversary in November 2007 in certain circumstances. Its final maturity is in 2009. The Group also has $300 million of senior debt by way of a private placement in the US which has a series of maturities as shown in the table above. This is in addition to $160 million of subordinated debt issued in the US private placement market in March 2004, which has a 10-year final maturity with a call option in year 5. This latter debt qualifies as Tier 2 capital for regulatory capital purposes. During the year the Group issued a further $450 million of Tier 2 capital. This was comprised of a $400 million US dollar denominated subordinated FRN issued in September 2005 and a $50 million subordinated Private Placement issued in August 2005. Both of these new financings have 10-year final maturities with a call option at year 5. The Group also has uncommitted bilateral facilities of $334 million (2005: $370 million). These facilities are all on broadly similar terms to the main syndicated facility and are renewed annually.

The Group has had excess liquidity since closing the $400 million FRN in September 2005. The excess funds have been held on deposit in the banking market.

External financing initiatives

There is an element of leverage in many of the private investor product structures and also for some of the products provided to institutional investors. The Group continues to arrange for provision of this requirement from external providers on behalf of these fund entities. The more temporary bridging funding requirements of fund entities are typically provided by the Group.

At 31 March 2006 the funds had borrowings from the Group totalling $0.4 billion (2005: $0.5 billion), a further $0.7 billion from two collateralised fund obligations (2005: $0.7 billion) and borrowings totalling $8.1 billion from 26 banks (2005: $6.8 billion). The Group, as a matter of policy, now seeks to pre-arrange the funding requirements for the private investor fund products, thus avoiding the need for the Group to provide the initial funding for funds shortly after launch.

The Group now seeks to obtain external funding without the requirement to provide any CPA to the third party banks. At 31 March 2006 the CPAs in place in respect of third party loans to funds amounted to $1.0 billion (2005: $3.8 billion).

Ratings

The Group's long-term senior debt ratings are A- from Fitch Ratings and Baa1 from Moody's, both with stable outlooks. During the year both Fitch and Moody's reaffirmed their ratings. The Group aims to maintain a rating of at least BBB+/Baa1 over the long-term.

Future developments

In June 2004 the Basel Committee on Banking Supervision issued a new capital adequacy framework (referred to as Basel II), which is intended to replace the existing framework for determining regulatory capital. In Europe, Basel II will be implemented via the Capital Requirements Directive (CRD), which will apply to credit institutions and investment firms. This was approved by the European Parliament in September 2005 and member states must implement the requirements of CRD from 1 January 2007.

The changes will be embodied in the FSA's rules and guidance and the FSA published a consultation paper in April 2006 setting out its proposed approach to the implementation of the EU directives.

The new capital framework will consist of three 'pillars':

- Pillar 1 sets out the alternative approaches for calculating capital, including a new category to cover operational risk;
- Pillar 2 requires firms to provide their own internal assessment of capital requirements and which deals with the supervisory review process; and
- Pillar 3 deals with disclosure and market discipline.

The Group has, since September 2003, been carrying out a programme, which is integrated across all its principal businesses and locations, to ensure that it will be ready for the changes to the regulatory requirements including both quantitative aspects relating to regulatory capital calculation and qualitative aspects relating to systems and controls. The qualitative aspects will also address changes to ensure compliance with the Markets in Financial Instruments Directive, which is due to be implemented by 1 November 2007. This programme forms part of a broader evolution in the Group's risk management framework to ensure that it meets what the Board regards as best practice for asset management and brokerage businesses.

The Group intends to adopt the Standardised Approach for calculating its regulatory capital requirement under the CRD. It will change to these new rules at a date in 2007 in accordance with the transitional provisions proposed by the FSA. Quantitative modelling shows that the regulatory capital requirement is likely to increase, principally as a result of the introduction of the new category relating to operational risk. However, current forecasts indicate that the Group will continue, including in various stressed scenarios, to have capital surplus to regulatory requirements when the new rules take effect in 2007.


JULIAN BARNES
ZADIE SMITH
ON BEAUTY
Winner announced
10th October
SHORTLISTED FOR THE 2002 BOOK
TIM WINTON DIRT M
TIM WINTON



Corporate Responsibility Summary Report

"Our reputation is held in trust by our people"




Core Values
Responsible Business Behaviour
Positive Reputation
Goodwill
Brand
Trust

Employee turnover


% of headcount
18
16
14
12
10
8
6
4
2
0
2004
2005
2006

Gender analysis

Permanent only


Number of employees
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
Male
Female
Total

This year, for the first time, we are publishing a separate and detailed Corporate Responsibility Report, which will be released prior to our Annual General Meeting. This section of the Annual Report is, therefore, a condensed summary of the full report. Any readers seeking a full understanding of our enhanced Corporate Responsibility programme should consult the full report.

We define Corporate Responsibility as follows:

"To commit to and evidence, where possible, our high standards of business behaviours both corporate and individual, which underpin the reputation of our Group and which create and maintain trust in and loyalty to our Group by all of our stakeholders."

The approach to the creation of our Corporate Responsibility programme
In last year's report we mentioned that we had initiated a major review of our Corporate Responsibility programme. At the outset we engaged directly with representatives of our key stakeholders to enable us to develop a programme which would address our stakeholders' expectations and desire for transparency while protecting our intellectual property.

This was a valuable exercise which delivered some key messages as to their expectations. The following is a summary of these messages and our response to them.

- The programme should be led from the very top of the organisation and our Board must be fully engaged and committed to it. Corporate Responsibility should clearly be integrated into our overall governance structure.
  - A Board Corporate Responsibility Committee has been formed and integrated into our overall risk governance architecture. Membership of this Committee includes our full Executive Director team, relevant Group Heads of Department and is chaired by our Group Chairman, Harvey McGrath.
- Our people are one of our key stakeholders.
  - We genuinely believe that our reputation is held in trust by our people – our people not only represent our brand, they are our brand. Our policies and our conduct reflect this.
- We must be transparent in all of our interactions with our stakeholders, particularly in our reporting.
  - Within the Corporate Responsibility programme we have clearly set out our communication methodology and strategies including the creation of a dedicated Corporate Responsibility website.
- Corporate Responsibility should be a core part of our business and culture; our ethical policy should be consistent throughout the Group.
  - We have consolidated the ethical components which were previously contained in a number of different policy documents and created a detailed ethical policy which has been built around our four core values of:
    - integrity
    - excellence
    - performance
    - innovation
- Corporate Responsibility should underpin and enhance the management of reputation risk.
  - Our policies and programmes have been created around the relationship of our core corporate values and our behaviour to our reputation and our reputation's relationship to brand and goodwill – as illustrated opposite.
- Corporate Responsibility should be a vehicle to de-mystify our business
  - Our main Corporate Responsibility Report describes our business model, our businesses and relevant related business processes. We have also described how they are organised and managed and the policy and governance architectures which underpin them.
- Quantifying our Corporate Responsibility performance is essential for the programme to be credible.
  - We have developed and published clear processes for the identification, acquisition, analysis and reporting of our Corporate Responsibility and related data. We have also identified and aligned key performance indicators to our key Corporate Responsibility categories.

It is not feasible within this summary report to demonstrate our detailed responses to each of the above; however, the details can be found by consulting our full Corporate Responsibility Report which will be available on our Group website (www.mangroupplc.com) as well as in hard copy format.

Key Corporate Responsibility achievements
We have made significant progress in our Corporate Responsibility agenda over this past year.
Key highlights include:

- Corporate Responsibility Programme
  - the creation of a global integrated Corporate Responsibility programme;
  - the creation of a dedicated Corporate Responsibility policy manual. These policies focus on key areas of stakeholder interest in great detail, for example, our 'People' policies alone comprise over 100 individual policy statements. This manual will be available for public access via our Group website;
  - the creation and publication of our Man Group Global Ethical Policy, which is also available on our Group website. This policy has been issued to all staff globally;
  - the creation of a dedicated Corporate Responsibility website with public access is in the final stages of preparation;
  - the publication of a separate and detailed Corporate Responsibility Report; and
  - the development of a dedicated Corporate Responsibility data gathering and reporting IT system which is integrated with our core risk reporting systems.

Employee age profile
Permanent only



Number of Employees
1,400
1,200
1,000
800
600
400
200
0
<20
20-29
30-39
40-49
50-59
>60
Age (Years)
Male
Female
Total

Length of service
Permanent only



Number of employees
1,200
1,000
800
600
400
200
0
<1
1-2
2-5
5-10
10-15
>15
Years
Male
Female
Total

Geographical headcount
31 March 2006



1 UK: 42%
2 Switzerland: 15%
3 Europe - Other: 5%
4 US: 29%
5 Asia: 4%
6 Australia: 4%
7 Others inc: Middle East and South America: 1%

Summary by core Corporate Responsibility elements

Our people
Our permanent employee numbers[1] expanded significantly due to the acquisition of certain Refco businesses by Man Financial.

	2006	Year on year increase %	2005
Man Group	3,006	5.5%	2,849
Refco	1,570	N/A	–
Total	4,576	60.6%	2,849

[1] The figures differ slightly from the employee numbers shown in other parts of this Annual Report. This is due to our using only our year-end permanent employee numbers in the calculation of our Corporate Responsibility performance. This is consistent with last year's approach.

However, the Refco acquisition occurred too late in the year for us to be able to integrate and include the former Refco employees in our detailed reporting of our Corporate Responsibility performance for this financial year.

The employee data which follows, therefore, excludes the newly acquired Refco employees.

Employee turnover
Our year-on-year employee turnover remained low at 14.5% compared with 14.4% last year. We believe this figure is encouragingly low for the financial services sector and in the context of the growth in our business.

Gender analysis
The number of female employees increased by 4.5% year-on-year. 31% of our workforce is now female.

Age profile
The age profile of our workforce remains consistent with last year, with the majority of our people being in the 30-39 bracket. Almost 9% of our people are aged 50 or over.

Length of service
The average length of service of our employees is particularly encouraging in the context of our growth, with over 11% having served for over 10 years and 33% for over 5 years.

Geographical headcount
Our geographical headcount split remains relatively constant year-on-year even with an increase of 5.5% (excluding Refco) in our headcount.

Human Rights
This year we formally signed up to the United Nations Global Compact '10 Principles'. We have also developed and published detailed policies on Human Rights and diversity, which are available on our website.

Health and Safety

Introduction
The provision of a safe working environment is fundamental to the welfare of our people, members of the public, our visitors and our contractors.

Over this past year, our focus has been on building on the significant progress of the previous year.

Key achievements this year in our London offices include:
- The introduction of 'walk about' safety reviews, which include interaction with employees at all levels;
- The creation of a detailed Health and Safety policy which has been circulated to our teams globally;
- Improved safety signage both in terms of visibility and fire proofing;
- Intensified fire warden training and the appointment of additional wardens;
- Continuous improvement of building standards (eg. safer floor surfaces and improved security lighting);
- Improved performance monitoring and reporting.

The Governance of Health and Safety
In terms of corporate governance, health and safety is very much integrated into the overall Corporate Responsibility architecture. In the UK, responsibility for environmental and health and safety governance rests with the Administration Department.

Outside of the UK, the local Chief Executive or Chief Operating Officer is responsible for all local health and safety matters and for the implementation of our health and safety policies.

In terms of Health and Safety incidents in London, there were two reportable incidents (requiring outpatient treatment and four days work absence) and four non-reportable incidents (which required outpatient treatment).

The environment
As a service company we have a relatively low environmental footprint. We do not, however, regard this as a cause for complacency as we believe that all companies have a clear duty to take account of their environmental impact and respond appropriately in order to minimise the impact.
- This year:
  - having announced last year that we had committed to paying a premium to switch to a 'green' electricity tariff in our London head office, the impact of this has been very positive in that our CO_2 emissions have reduced significantly year-on-year;
  - we have improved our CO_2 emissions monitoring in all of our locations and will be commissioning specialist external professional assistance to guide us in this initiative;
  - we have developed a new environmental policy architecture and adopted a system of measurement that captures relevant data;
  - we have extended our data reach in that we are now able to capture more data with improved granularity in more of our locations. We still have some work to do in this respect;

CO_2 emissions per employee


'000 kgCO2/employee
5
4
3
2
1
0
Utilities
Air Travel
Total
2005
2006

– in the UK, we have extended our recycling and environmentally responsible disposals to paper, bottles, cans, print cartridges, redundant furniture, cardboard (from May 2006 owing to delays in machinery delivery), light bulbs, plastics, metals and redundant electrical equipment.

Our environmental performance for the year may be summarised as follows:

- *Our Carbon Footprint*
  We have analysed our footprint by our utilities emissions and our air travel emissions as follows:

  Our overall CO_2 emissions per employee reduced by 21% year-on-year from 4,690 kg to 3,716 kg primarily due to our committing to a 'green' tariff for our London head office electricity. This reduction was partially offset by an increase in air travel as described below.

  The movement in our air travel kilometres (UK, US and Switzerland) per employee showed an increase from 9,222 to 9,786, which represented a 6.12% increase year-on-year.

  This increase was driven primarily by our acquisition of some of the Refco businesses with some offset derived from relocation of management and improved discipline in terms of Group and divisional communication strategies.

  Further details of our consumption of water, electricity and gas, as well as waste recycling, can be found in our separate Corporate Responsibility Report 2006.

- Our future commitments
  During the current year we have agreed the following significant environmental initiatives which will be implemented during our financial year 2007:
  - to become carbon neutral in respect of our global CO_2 emissions
  - we are encouraging all our people and their families to become carbon neutral. We will be offering to make a matching contribution to the cost of their families' carbon offset.

Procurement

The following was achieved in the year, predominantly in the UK:

- Instigated, enhanced and expanded our procurement training and communication programmes;
- Created a detailed procurement policy;
- Developed a procurement code of practice;
- Incorporated Corporate Responsibility considerations into our procurement process;
- Promoted group-wide consensus on the concept of centralised purchasing where appropriate and relevant;
- Improved data gathering and analysis of purchases by supplier which has improved our negotiating position;
- Taken on the servicing of building equipment (e.g. air-conditioning) internally via our Building Management Group and achieved considerable savings and improved efficiency;
- We are considering the impact of the Mayor of London s Sustainable Procurement Principles; and
- Introduced a contracts database to facilitate harmonisation of contract terms and the negotiation of contract renewal or alternatives.

Conduct of business and customer relationships

Introduction

How we conduct our business both in terms of perception and reality is fundamental to maintaining our performance, success and reputation in the markets and communities in which we operate and serve.

This year we have:

- Developed clear policies relating to all our customer and related interaction;
- Reviewed and enhanced our compliance architecture and policies;
- Strengthened our management team through a combination of focused restructuring, empowerment and improved leadership;
- Enhanced our data gathering, analysis and reporting, particularly those relating to Corporate Responsibility;
- Embedded our new integrated Group Global Ethical Policy;
- Developed more detailed policies regarding our business and trading practices;
- Improved and enhanced our systems and procedures in respect of the management of transactions, compliance, monitoring and reporting; and
- Enhanced our internal and external communications and reporting.

Complaints to Man Financial concerned primarily very minor process issues. Complaints to Man Investments were mainly due to postal delays on contract note documentation. The numbers include, where appropriate, those received by telephone, facsimile, e-mail, letter and face-to-face and cover any expression of dissatisfaction. The enhanced global logging and reporting system is intended to capture all expressions of customer dissatisfaction however minor.

Customer complaints	Average per month
Man Financial	8.2
Man Investments	21.8
Total	30

FY 2006 charitable hours


Hours
2,000
1,500
1,000
500
0
Executive
Trustees

In Man Investments no regulatory breaches resulting in enforcement action by a regulator occurred during the year. In Man Financial, apart from one fine of $100,000 relating to a technical interpretation of the 'net capital' rules in an incident in 2002, which was settled during the year, regulatory fines, none of which related to sales practice issues, (the average of which was less than $1,000) totalled 45. These related primarily to minor processing/administration issues at various exchanges.

One significant event, which is addressed in more detail in the Financial Review, is that legal proceedings have been instigated against Man Financial Inc by the Receiver acting for the creditors of the Philadelphia Alternative Asset Fund.

Community

The global communities in which our businesses operate and our people live and work are important stakeholders in our business.

Total Group charitable donations in the year amounted to $6.8 million of which $5.9 million was in cash and the balance in management time.

We believe in a 'joined-up approach' in our support of the community. For example, the Trustees of the Man Group plc Charitable Trust as well as our people are encouraged to become directly involved in the activities of the causes we support. In this way we believe we achieve value above simply making financial donations; our people use their skills to make a real and tangible difference to our communities by engaging and becoming directly and personally involved with them.

Our engagement with our Annual Charity, Kids Company, was very successful and in addition to the $178,000 direct contribution, our people organised a number of fund raising events. A number of our staff continue to be involved directly with Kids Company continuing the many hours our Trustees, Senior Executives and staff gave over the last year.

In the US we gave $250,000 to our main charity, Meals on Wheels, with a further $350,000 to a wide range of primarily staff-nominated charities.

In Switzerland, through our Swiss employee charity committee, we donated $80,000 to Kids of Africa, a charity which builds orphanages in Uganda and trains the local people to run them.

Exceptional donations were also made in respect of, Hurricane Katrina, the South Asian Earthquake and the London bombings.

Regarding sponsorship, we continued our support of the Man Booker Prize, the Man Booker International Prize, the Man Hong Kong International Literary Festival and Saracens Rugby Football Club.

The future

We will continue to support similar themes to previous years but will increase the level of funding available for our community based initiatives.

We believe it is fairer formally to share our budget for supporting the community in a more balanced way between our people and our shareholders – put simply, the more income and profits we generate, the more will be available for our community activities.

In keeping with our growth, size and profitability, we have introduced a new and highly innovative formula, which will apply from the current financial year, for determining future charitable giving which has been agreed on the basis of a pre-bonus pool formula which translates into the following profit before tax basis:

- 2.5% of Man Investments' net performance fee income

plus

- 0.25% of Man Investments' net management fee income

plus

- 0.2% of Man Financial's brokerage pre-bonus pool profit before tax
- no limit on the 'upside'
- downside guaranteed to be no less than 0.5% of Group pre-tax profits.

We believe that this approach firmly aligns with our core values and philosophy of 'philanthropy and private enterprise in partnership' and will enable us to look forward to more sustainable and longer term support for those essential community causes we are committed to.

Staff matching and GAYE schemes continued this year and details of these and our community activity can be found in our Corporate Responsibility Report 2006.

New Annual Charity for 2006/7

The Richard House Children's Hospice is our charity of the year for the coming year. We are also continuing to support the success of our engagement with last year's charity of the year, Kids Company, and will be funding them at $45,000 for a further three years and a number of our people will continue to be involved with them.





1 Harvey McGrath*
Chairman, Chairman of the Nomination Committee
54, joined Man in 1980 from Chase Manhattan Bank. He was appointed to the Group Board in 1986, became Chief Executive in 1990 and was appointed Chairman in March 2000.

2 Stanley Fink
Chief Executive
Chairman, Man Investments
48, a chartered accountant, joined Man in 1987 as a director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investments in 1996 and then Chairman in 2002. He became Group Chief Executive in March 2000.

3 Peter Clarke
Deputy Group Chief Executive, Finance Director and Company Secretary
46, a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance & Corporate Affairs and Company Secretary in 1996. He was appointed to the Group Board in 1997 and became Finance Director in May 2000 and in addition was appointed Deputy Group Chief Executive in November 2005 in recognition of his wider role within the Group.

4 Kevin Davis
Managing Director, Man Financial
45, joined Man's Brokerage division in 1991 where he became a Managing Director in 1997. He was appointed to the Group Board in April 2000. He is a director of LCH.Clearnet Group Limited and a member of the CFTC Global Markets Advisory Committee (USA).









5 Alison Carnwath*§†
Independent non-executive director,
Chairman of the Audit and Risk Committee

53, a chartered accountant, was appointed a non-executive director in January 2001. She is currently a non-executive director of Friends Provident plc, Gallaher Group plc and Land Securities Group plc. Prior to that she spent 20 years working in investment banking, latterly as a Managing Director of Donaldson, Lufkin & Jenrette Inc. in New York.

6 Glen Moreno*§†

Senior independent director

62, was appointed a non-executive director in 1994. He is a director and former Chief Executive of Fidelity International, Chairman of Pearson plc, a trustee of The Prince of Liechtenstein Foundation and of Liechtenstein Global Trust. Previously he was a group executive and policy committee member of Citicorp and Citibank.

7 Dugald Eadie*§†
Independent non-executive director,
Chairman of the Remuneration Committee

61, was appointed a non-executive director in January 2002. He has held a number of senior executive positions in the fund management industry, most recently as group managing director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and is an Honorary Fellow of the Faculty of Actuaries. He is a non-executive director of Martin Currie Income & Growth Trust Plc.

8 Jon Aisbitt*§†

Independent non-executive director

49, a chartered accountant, was appointed a non-executive director in August 2003. He was a Partner and Managing Director in the Investment Banking Division of Goldman Sachs and has 20 years' experience in international corporate finance. He is a non-executive director of Ocean Rig ASA, listed on the Oslo Exchange.

9 Jonathan Nicholls*§†
Independent non-executive director

48, a chartered accountant, was appointed a non-executive director in March 2004. Since June 1998 he has been Finance Director of Hanson PLC. He joined Hanson in 1996 as Group Treasurer. Previously, he held several positions in treasury and finance at Abbey National plc.

* Member of the Nomination Committee
§ Member of the Audit and Risk Committee
† Member of the Remuneration Committee











Distribution of shareholdings by percentage of issued capital
31 March 2006


1
2
3
4
5

1 1 - 100,000: 8.67%
2 100,001 - 500,000: 18.17%
3 500,001 - 1,000,000: 13.72%
4 1,000,001 - 5,000,000: 26.13%
5 5,000,001 and above: 33.31%

Directors' Report
The directors submit their report, together with the audited financial statements for the year ended 31 March 2006. Directors' responsibilities are set out on page 64.

Principal activities, business review and results
Man Group plc ('the Company') is the holding company for the Man group ('the Group'). Details of the principal operating subsidiaries are set out on page 125.

As required by the EU Accounts Modernisation Directive, we have included the requirements of the Business Review in: the Group Overview on page 11; a review of the external environment, key strategic aims, drivers and performance measures in Asset Management and in Brokerage on pages 15 to 23 and pages 27 to 31 respectively; the financial analysis and review sections, including capital and risk management on pages 35 to 49; and in the Corporate Responsibility Summary Report on pages 52 to 55.

The audited financial statements of the Group appear on pages 75 to 124. The Group profit for the year amounted to $1,014 million (2005: $885 million).

Dividends
The directors recommend a final dividend of 54.6 cents per ordinary share giving a total of 85.8 cents per ordinary share for the year. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 25 July 2006 in sterling at the rate of 29.12 pence per share to shareholders on the register at the close of business on 7 July 2006. The shares will be quoted ex-dividend from 5 July 2006. The Dividend Reinvestment Plan will be available in respect of this dividend.

Share capital
Details of movements in the share capital of the Company are given in Note 24 to the financial statements. During the year, the Company purchased in the market for cancellation 8,551,000 of its ordinary shares of 18 cents each at a total cost of £128 million ($230 million), giving an average repurchase cost of £15.01 per share. All repurchasing was undertaken at share prices that were earnings enhancing. These transactions represented some 2.8% of the issued ordinary share capital at 31 March 2006. As at 15 May 2006, the Company has an unexpired authority from last year's Annual General Meeting to repurchase further shares up to a remaining maximum of 25,480,832 ordinary shares.

The Board considers that it would be beneficial to the Company if the current Ordinary Share Capital was subdivided, as the market price per share would be proportionately reduced which the directors are advised can facilitate trading in the Company's shares and enhance liquidity. Thus, shareholder approval will be sought at the 2006 Annual General Meeting to sub-divide each Ordinary Share of 18 US cents into 6 Ordinary Shares of 3 US cents each. If approved shareholders will maintain the same percentage interest in the issued share capital as before and rights attaching to the Ordinary Shares will remain unaffected. Full details of the proposal appear as an Appendix to the Notice of the Annual General Meeting.

Other resolutions relating to the Company's share capital being proposed at the Annual General Meeting are also set out in the Notice of Meeting. Further details are given in the accompanying letter from the Chairman.

As at 15 May 2006, the Company had been notified of six holdings of 3% or more, in its share capital, being that of Barclays Bank PLC (5.91%), Legal & General plc (4.90%), FMR Corp Group of Companies and Fidelity International Ltd Group of Companies (4.81%), D H Rosenblum, a former director of the Company (3.62%), together Putnam Investment Management LLC and the Putnam Advisory Company LLC (3.19%) and Deutsche Bank AG (3.07%).

Details of the directors' interests in the share capital of the Company and details of directors' share options are set out in the Remuneration Report. There have been no changes in the directors' share interests between 31 March 2006 and the date of this report.

Annual General Meeting
The Company's Annual General Meeting will be held at 11.00 am on Tuesday 11 July 2006, at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

Directors
Stephen Nesbitt retired from the Board at the conclusion of the Annual General Meeting in July 2005 and Chris Chambers resigned as a director on 31 August 2005. As at 31 March 2006, the Board comprised three executive directors and six non-executive directors (including the Chairman). There have been no changes to the Board since that date. Biographical details of all the directors are set out on pages 58 and 59. In accordance with the Articles of Association, Jon Aisbitt, Peter Clarke and Kevin Davis will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for reappointment. As Glen Moreno has served as a non-executive director for more than nine years, he retires annually and, being eligible, also offers himself for reappointment at the Annual General Meeting. The Board recommends to shareholders the reappointment of all four directors retiring at the meeting and offering themselves for reappointment, on the basis that they are all effective directors of the Company and demonstrate the appropriate level of commitment in their respective roles. In the case of Glen Moreno, the Board, including all of the other members deemed independent, is completely satisfied that he remains independent in character and judgement.

Directors' interests and indemnity arrangements
At no time during the year did any director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than service contracts between each executive director and the Company and letters of engagement between each non-executive director and the Company.

The Company has purchased and maintained throughout the year directors' and officers' liability insurance in respect of itself and its directors. The directors also have the benefit

of the indemnity provision in the Company's Articles of Association. These provisions, which are qualifying third party indemnity provisions as defined by s.309A of the Companies Act 1985, were in force throughout the year and are currently in force.

Details of directors' remuneration, service contracts and interests in the shares of the Company are set out in the Remuneration Report.

Auditors
PricewaterhouseCoopers LLP have indicated their willingness to continue in office and resolutions will be proposed at the Annual General Meeting to reappoint them as auditors of the Company and to authorise the directors to determine their remuneration for the current year.

Credit payment policy
It continues to be the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms, which are agreed when negotiating transactions. The Company, being a holding company, had no external trade creditors at 31 March 2006 or 31 March 2005.

Employees, environment and charitable donations
The Group's policies in relation to employees, and the environment, and details of the Group's charitable donations in the year, are included in the Corporate Responsibility Summary Report.

By Order of the Board
Peter Clarke

Company Secretary
1 June 2006

Corporate Governance

The Board is committed to high standards of corporate governance and supports the need for clear standards to be laid down to safeguard the interests of shareholders and other stakeholders. The Board is accountable to the Company's shareholders for good corporate governance.

The Company's shares are listed on the London Stock Exchange and the Company is therefore required to comply with the Listing Rules of the UK Listing Authority. These Rules require listed companies to include a statement of corporate governance in their annual reports relating to compliance with the principles and provisions set out in Section 1 of the Combined Code on Corporate Governance describing how the Company has applied those principles and whether or not the Company has complied with those provisions throughout the year.

The directors consider that the Company has complied throughout the year ended 31 March 2006 with the provisions of Section 1 of the Combined Code.

The Board of Directors

As at 31 March 2006, the Board comprised three executive directors and six non-executive directors (including the Chairman).

The roles of Chairman and Chief Executive are separate, with responsibilities clearly divided between them. The Chairman is able to dedicate significant time to the business and has no other material commitments outside Man Group. Non-executive directors represent the majority of the Board. Of the six non-executive directors, Jon Aisbitt, Alison Carnwath, Dugald Eadie, Glen Moreno and Jonathan Nicholls are considered to be independent non-executive directors. The Board is satisfied that there are no relationships or circumstances which are likely to affect, or could appear to affect, the judgement of those directors. The Board makes this assertion having considered and taken full account of the fact that Glen Moreno was first appointed to the Board in 1994. Following a rigorous review of his performance and his independence the Board, including all of the other members deemed independent, is completely satisfied that Glen Moreno is independent in character and judgement. Given his experience, credibility and commitment, he makes a significant, valuable and challenging contribution to both governance and strategic issues. Accordingly, independent non-executive directors comprise the majority of non-executives and the majority of the members of the Board. Glen Moreno is recognised as the senior independent non-executive director and is available to shareholders in the event that they have concerns that have not been resolved through the normal channels with the Chief Executive or Chairman. The Chairman frequently attends meetings with institutional investors and always attends results' presentations. Jonathan Nicholls is considered to have 'recent and relevant financial experience' through his current executive role as Finance Director of Hanson PLC. The non-executive directors met together twice during the year without the Chairman or executive directors present. On a separate occasion the non-executive directors, including the Chairman, met without the executive directors present.

Prior to their appointment, potential non-executive directors are asked to confirm that they have sufficient time available to meet what is expected of them, including the membership of relevant Board committees. They are also subject to a review to assess their independence and to confirm that they have no other relationships that might affect their judgement. The non-executive directors are appointed by the Board and stand for reappointment at the first Annual General Meeting of the Company following their appointment. They hold office for a three-year period, subject to the Company's Articles of Association, whereupon they may stand for reappointment by shareholders in General Meeting. They are entitled to a fee for their services plus reasonable out of pocket expenses incurred for Group purposes. They are not entitled to any pension or bonus and cannot participate in any Man Group share-based incentive schemes. They are not entitled to any compensation for early termination, save as may be provided for in general law. Non-executive directors are not required to hold shares in the Company but are encouraged to do so. All non-executive directors held shares as at the year-end.

Following a detailed review by the Board of the non-executive director fees structure during the previous financial year taking account of individual responsibilities as well as the increased time commitment required of the non-executive directors and the general increase in responsibilities of all directors, the Board now considers it is able to attract and retain non-executive directors of sufficient calibre and experience to bring balance, insight and challenge to the role. There has been no change to the fee arrangements for the year ended 31 March 2006. Further details appear in the Remuneration Report on page 68.

All directors are subject to reappointment at intervals of no more than three years. Any directors appointed by the Board are subject to re-election by the shareholders at the Annual General Meeting following their appointment. All directors have access to the advice and services of the Company Secretary, Peter Clarke, who is responsible to the Board for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. In addition, the Board has established a procedure that enables any director to have access to independent professional advice at the Group's expense. Appropriate Directors' and Officers' liability insurance is also in place. The removal of the Company Secretary is a matter for the Board as a whole. Although the Company Secretary, Peter Clarke, is also Deputy Group Chief Executive and Finance Director, the Board considers his position as Secretary is appropriate given his professional qualifications and experience.

The Board holds meetings on a regular basis, at least six times per year and additionally for specific purposes as and when required. During the year there were eight Board meetings including a four-day strategic planning session attended additionally by senior executives below Board level from across the Group's activities. All Board members attended every meeting during the year, except Glen Moreno and Jonathan Nicholls, who were absent for one meeting each. To enable the Board to discharge its duties effectively, all directors receive appropriate and timely information with briefing papers distributed in advance of Board meetings. All new directors receive an appropriate introduction to their responsibilities and the Group's operations, by way of a detailed briefing pack and meetings with relevant senior management. All directors also receive regular updates on changes and developments to business, legislative, regulatory risk and financial matters as well as details of any investor relations issues or specific views of major shareholders.

The Board has ultimate responsibility for the management and performance of the business including the system of internal controls and corporate governance, as well as the development of strategy and major policies. To this end the Board has adopted written delegated authorities which identify matters specifically reserved to it for decision and which also provide for a tiered approval process for decisions below Board level, encompassing strategic, expenditure, financial, risk and control authorities. As part of a continuing process, the Board reviewed these delegated authorities during the year to take account of business developments, governance and regulatory change, and Group risk appetite. The Board formally delegates certain of its responsibilities to committees by way of written terms of reference. Details of each principal committee, its membership and the terms of reference are summarised below. Their composition and terms of reference are available on the Group's website www.mangroupplc.com. As usual, the Chairman of each Committee will be attending the Company's Annual General Meeting to answer any questions regarding the Committees' activities and responsibilities.

Each Board Committee is expected to conduct an annual self appraisal of its performance which includes taking the views of the Board on the performance of that Committee and the Chairman of the relevant Committee reports to the Board on the results of the process. During the year a comprehensive and rigorous evaluation process was conducted on the overall effectiveness and performance of the Board and its committees. This was led by the Chairman, using a detailed questionnaire, the results from which were then reviewed and discussed collectively by the Board, and areas for improvement agreed and actioned. Additionally, the senior independent director in consultation with the rest of the Board conducted a review of the Chairman's effectiveness, and the Chairman led an individual director assessment process.

The Board also conducted a detailed review of the Group's system of internal controls, including financial, operational and compliance controls and risk management systems. The Board has also reviewed the implications of the Group's adoption of International Financial Reporting Standards (IFRS) and changes to capital adequacy requirements under the Basel II framework.

Nomination Committee
The Nomination Committee is appointed by the Board and is responsible for identifying, assessing and nominating for the approval of the Board, candidates to fill vacancies as and when they arise. This includes consideration of the reappointment of non-executive directors at the conclusion of their specified term of office and the re-election by shareholders of any director under the retirement by rotation provision of the Company's Articles. It is also responsible for considering succession planning for both the Board and senior management positions. The Committee comprises all of the non-executive directors and accordingly has a majority of independent non-executive directors. Apart from the retirement of Stephen Nesbitt from the Board in July 2005, there were no changes to the composition of the Committee during the year. The Board considers that the position of Group Chairman necessitates a leading role in the composition and balance of the Board and accordingly the Committee is chaired by Harvey McGrath. The Committee meets as and when required. There were two meetings during the year to consider the reappointment of non-executive directors at the conclusion of their terms of office and the re-election of directors under the retirement by rotation provisions of the Company's Articles. All members were present at each meeting.

Remuneration Committee
The Remuneration Committee is appointed by the Board and is responsible for setting remuneration for all executive directors and the Chairman of the Board, and agreeing the framework and policy for the remuneration of directors and other members of senior executive management, including pension rights and eligibility for benefits under long-term incentive schemes. The Committee approves the terms of any service agreement to be entered into with any executive director and any proposed compensation for termination. The Committee is exclusively responsible for selecting and appointing any remuneration consultants who may advise the Committee. The Remuneration Report, set out on pages 66 to 71, includes details of the Committee's activities, a statement of the Company's remuneration policy and the procedures for determining executive directors' remuneration. The Remuneration Committee comprises five independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath, Glen Moreno and Jonathan Nicholls. The Committee met four times during the year and all members were present on each occasion. During the year the Committee reviewed its terms of reference.

Audit and Risk Committee
The Audit and Risk Committee (ARCom) is appointed by the Board. It comprises the five independent non-executive directors and is chaired by Alison Carnwath. Jonathan Nicholls, who is a Chartered Accountant and Finance Director of Hanson PLC, is considered to have recent and relevant financial experience. There were no changes to the composition of the Committee during the year.

The Committee has formal terms of reference which are available on the Group's website. There were no changes to the terms of reference during the year.

ARCom met six times during the year and all members were present at each meeting. Harvey McGrath (Chairman) and Stanley Fink (Chief Executive) were present at all meetings and Peter Clarke (Group Deputy Chief Executive and Finance Director) was present at all but one of them. The Heads of Group Risk, Internal Audit and the Group Financial Controller were usually invited by the Chairman of ARCom to attend part or all of each meeting. A manager within Group Risk acted as secretary to the Committee. The external auditors were also invited to attend for part or all of four meetings.

The Chairman of the Committee met separately with the Head of Internal Audit and with the external auditors without any other members of management present and reported to the Committee on these discussions. The full Committee had a meeting with the external auditors once during the year without any other members of management present. ARCom members received all reports prepared by Internal Audit together with management's responses to any recommendation.

Two meetings dealt principally with the financial statements (one meeting prior to the issue of the annual financial statements and one prior to the interim financial statements). At all other meetings ARCom received reports from:

- The Head of Internal Audit summarising the status of the internal audit programme and any significant findings from audits completed in the period since the last meeting;
- The Chairman of ARCom on any relevant discussions with the external auditors since the last meeting;
- The Finance Director on any relevant discussions between senior management and the external auditors;
- The Group Financial Controller or the Finance Director on updates to the Group's financial reporting; and
- The Head of Group Risk on the Group's risk profile, including significant legal and compliance matters, and reports on matters discussed at the Group Risk Committee.

ARCom also reviewed its forward agenda at the end of each meeting.

ARCom has explicit authority to investigate any matters within its terms of reference and has access to all resources and information that it may require for this purpose. It is entitled to obtain legal and other independent professional advice and has the authority to approve all fees payable to such advisers.

In addition to these regular items, ARCom devoted a significant amount of time to considering the changes resulting from the adoption of IFRS and the implications of the changing framework for the Operating and Financial Review.

The principal items dealt with at each meeting in addition to the above were:

May 2005 – review of key issues relating to the financial statements and draft annual report.

May 2005 – review of key issues arising from the external audit, the final draft annual report (including a discussion of corporate responsibility disclosure), external auditors' confirmation of their independence, reports in relation to the effectiveness of the Group's system of internal controls and the effectiveness of Internal Audit and approval of the Internal Audit mandate and plan.

July 2005 – review of external auditors' comments on matters arising from the audit in relation to internal controls; review of proposed changes to the risk governance framework; review of reports on corporate responsibility; and reports from the external auditors on current issues in the asset management sector.

November 2005 – review of key issues relating to the interim financial statements and draft interim report.

November 2005 – review of the final draft interim financial statements and the report from the external auditors on these; review of external auditors' plan for the current year audit; discussion of reports on the Group's risk culture and the status of its corporate responsibility framework and on planned work to meet the requirements of the Combined Code; review of the adequacy of succession planning in finance, internal audit, risk and compliance; review of potential risks to the Group from the funds it manages, intermediaries and key third party service providers; and receive a briefing on legal issues for the Group arising from PAAF.

January 2006 – review the external audit plan and approval of external audit fees; discuss results of a questionnaire on external auditor effectiveness and review of interim report on internal auditor effectiveness; review of legal and compliance developments and related compliance plans for all relevant jurisdictions; review of the adequacy of the Group's whistle-blowing arrangements; review of the policy on the hiring of former employees of the external auditors; review of a report on the Group's off balance sheet exposures; and receive an update on legal issues for the Group.

The Chairman of the ARCom reported regularly to the Board on the Committee's activities after each meeting, identifying any matters in respect of which the Committee considered that action was needed and made recommendations on the steps to be taken.

ARCom has a key oversight role in relation to the external auditors, PricewaterhouseCoopers LLP, whose primary relationship is with the Committee. Both ARCom and the external auditors as a matter of professional practice maintain safeguards to avoid objectivity and independence of the auditors becoming compromised. ARCom has approved a formal policy regarding the engagement of the external auditors in the provision of non-audit services. This policy precludes the external auditors from providing certain services (including book-keeping, financial information system design and implementation, appraisal and valuation, and internal audit work) and permit limited other services which are subject to low fee thresholds or which require prior approval from the Committee.

For the year non-audit fees were 11% of audit fees.

During the year, the Committee assessed the qualifications, expertise, resources and effectiveness of the external auditors. This review was based on information received from the external auditors and on responses to a questionnaire completed by members of ARCom, senior management, finance and internal audit functions. The results were reviewed at the ARCom meeting in January 2006 and the conclusions were communicated to the external auditors.

The Head of Internal Audit reports to ARCom, which reviewed and approved the annual audit plan, resources and results of its work. A report on the effectiveness of Internal Audit was commissioned by ARCom during the year from an external firm of consultants. The final report is expected after the year-end and will be considered at a future ARCom meeting.

The effectiveness of ARCom was considered by the Group Board during the year, as discussed in the 'Board of Directors' section.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness. ARCom provides oversight and independent challenge in relation to internal control and risk management systems.

The Group's reputation is fundamental to its ability to attract customers and investors in both its Brokerage and Asset Management businesses. The directors and senior managers of the Group are therefore committed to maintaining high standards and a control conscious culture. The Group's activities are also subject to high levels of regulatory oversight in many jurisdictions, particularly in the UK and the US, and significant Group resources are allocated to ensure compliance. This oversight includes obligations of regular compliance reporting, the maintenance of minimum levels of capital and periodic audit by regulators.

The Board's role includes:

- Setting the overall risk management strategy;
- Developing appropriate risk management and governance arrangements and systems;
- Establishing and maintaining effective internal controls; and
- Ensuring that the Group maintains adequate financial resources.

The key elements of each of these and the process for identifying, evaluating and managing the significant risks faced by the Group are explained in the Risk Management section included within this Annual Report.

These processes have been in place throughout the year and up to the date of this Annual Report and have been regularly reviewed by the Board.

The systems of internal control aim to safeguard assets, and ensure proper accounting records are maintained so that the financial information, used within the business and for publication, is reliable. The systems are designed to manage key risks rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Compliance with these systems is monitored by line management, regular reporting through subsidiary boards and Board Committees, and through the Internal Audit programme. The Board received annual written confirmation from subsidiary directors and divisional management that the Group's approach to, and required standards for, risk management and internal control were understood and that the level of risk was consistent with and managed in accordance with the Group's risk management framework. These procedures provide for assurance to be given at higher levels of management and, finally, to the Board.

Internal Audit provides further assurance as to the operation and validity of the system of internal control through its independent reviews. Its programme was based in large part on the results of the risk identification process and work performed included a detailed examination of related key controls.

The Board received regular reports on all the above items during the year and has also undertaken a formal process to review the effectiveness of the system of internal control. This process addressed the controls in place throughout the year and up to the date of approval of this Annual Report except in relation to the businesses and assets acquired from Refco during the year, where, despite certain constraints arising from the nature and timing of the acquisition, it has been possible to obtain assurance on the basis outlined below. The full review covered all controls including operational, financial and compliance controls and risk management systems. The effectiveness of the internal controls was considered in the context of the Group's risk appetite, reports on its risk profile, reports of any losses incurred and reports from internal and external audit and compliance functions. No significant weaknesses or material failings in the system of internal controls were identified in this review. Management does, however, continually take actions to improve internal controls as a result of its own initiative and in response to reports from Internal Audit and other internal and external reviews.

Businesses were acquired from Refco with effect from November 2005, subsequent to which the Group has substantially completed the integration into its existing structure of the people, management and business processes relating to these businesses. A review of the risk identification, evaluation and management processes and related systems of internal control for these businesses was carried out by Internal Audit and the independent Group risk function in March and April 2006. Although this review did not include detailed audit tests, it provided the Board with assurance that the processes and internal controls had been brought up to an effective operating standard by the time the review was carried out as part of a rapid and well controlled integration plan.

The processes relating to both risk and internal controls described above accord with the guidance in the 'Internal Control: Guidance for Directors on the Combined Code' (the Turnbull guidance).

Going concern

After making enquiries the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future and accordingly continue to adopt the going concern basis in preparing the financial statements.

Investor relations

The Company enters into a dialogue at appropriate times with its institutional shareholders, whilst having regard to the UK Listing Authority's guidance on the dissemination of price sensitive information. The Group's non-executive Chairman frequently attends meetings with institutional investors and always attends results' presentations. Copies of all results announcements are carried in full on the Company's website www.mangroupplc.com as soon as they are published, together with announcements required to be made in accordance with the UK Listing Authority Listing Rules and other investor presentation material. The Company encourages research coverage of its business activities by analysts and rating agencies and for this purpose makes available the time of the Chief Executive and Deputy Group Chief Executive and Finance Director. In addition to the electronic access referred to above, the Company has made available CREST electronic proxy voting to institutional shareholders since the 2003 Annual General Meeting and all shareholders have been able to electronically appoint a proxy to vote on their behalf since the 2004 Annual General Meeting.

Full use is made of the Annual General Meeting to communicate with private investors. The Company will continue the practices of making available at the Annual General Meeting the level of proxies lodged on each resolution, despatching the notice of the Annual General Meeting and related papers at least 20 working days before the meeting, and proposing each substantially separate issue as an individual motion. It is intended that all members of the Board will, as usual, attend the 2006 Annual General Meeting and will be available to answer questions both during and after the Meeting.

Statement of directors' responsibilities

The directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss and cash flows of the Group for the financial year. The directors are required to prepare the financial statements on a going concern basis unless it is not appropriate.

The directors have responsibility for ensuring that proper accounting records are kept which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors, in preparing the financial statements set out on pages 75 to 130, consider that the Group has adopted appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. These policies and standards, for which the directors accept responsibility, have been discussed with the auditors.

The directors, having prepared the financial statements, have requested the auditors to take whatever steps and to undertake whatever inspections they consider appropriate for the purposes of giving their reports. Each director has responsibility for ensuring that, as far as he/she is aware, there is no relevant audit information of which the auditors are unaware, and that he/she has taken all the steps that he/she ought to have taken to make himself/herself aware of any relevant audit information (that is, relevant to the preparation of the auditors' reports) and to establish that the Company's auditors are aware of that information.

The directors are responsible for the maintenance and integrity of the Group website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the financial statements since they were initially presented on the website. It should be noted that information published on the Internet is accessible in many countries, some of which have different legal requirements relating to the preparation and dissemination of financial statements.

The directors confirm that they have complied with the above requirements.

By Order of the Board
Peter Clarke

Company Secretary
1 June 2006

Remuneration Report

The directors submit their Remuneration Report for the year ended 31 March 2006. The information given on pages 68 to 71 is audited.

The Remuneration Report sets out the Company's policy on the remuneration of executive and non-executive directors with details of their remuneration packages (including share incentive scheme awards), service contracts and disclosable interests in the issued share capital of Man Group plc in respect of the year ended 31 March 2006. The report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting to be held on 11 July 2006.

The Remuneration Committee comprises only independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath, Glen Moreno and Jonathan Nicholls. It is responsible for setting the remuneration of all executive directors and the Chairman of Man Group plc. It is also responsible for determining the framework and policy for the remuneration of senior executives below Group board level across Man Group. The full terms of reference of the Committee are available on the Group's website.

Executive remuneration policy

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to (a) the achievement of agreed individual objectives; (b) the achievement of the Group's key financial targets (as set out in the Financial Review); and (c) the creation of long-term shareholder value. In assessing the competitiveness of remuneration, salaries and bonuses have been reviewed against available external market data provided by independent professional consultants. To retain flexibility in the application of its remuneration policy on an annual basis, the Committee seeks to give a high proportion of total annual compensation in the form of variable bonus payments. The Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus. It is also policy to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership, by offering participation in share-based long-term incentive schemes, details of which are set out in this report. The Committee's general policy with regard to the remuneration of executive directors is not expected to change in the current year.

The remuneration of executive directors consists of annual salary, car allowance, health and disability benefits, an annual cash bonus scheme, pension contribution and participation in long-term incentive schemes. In the case of executive directors who are relocated to overseas offices, an additional housing allowance may be paid. Only base salary is pensionable. Details of each individual director's remuneration, shareholding and, where applicable, share options and long-term incentive plan benefits are set out in this report.

Service contracts

The Group has service agreements with its executive directors. The service contracts do not have a fixed term but provide for termination on the expiry of not more than 12 months' written notice by either party or at the end of the month during which the director has attained the age of 60. The effective dates of the service agreements are: Peter Clarke 1 April 1997; Kevin Davis 1 April 2000; and Stanley Fink 24 March 2000. They contain no contractual entitlement to be paid any fixed amount of bonus or right to participation in any of the Group's share-based incentive schemes, participation in which is at the Committee's discretion. To protect the Group's business interests, executive directors' service contracts contain non-compete covenants designed to be applicable to the extent permitted under the law of the relevant jurisdiction. The executive directors' service contracts do not include any fixed provision for termination compensation. The Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the termination of executive directors' service contracts, bearing in mind the Group's legal obligations and the individual's ability to mitigate their loss. The Committee must approve in advance any proposed termination payments.

The non-executive directors are appointed by the Board. Details of their terms of appointment are set out in the Corporate Governance Report.

As stated in the Directors' Report, the Company has purchased and maintained throughout the year directors' and officers' liability insurance in respect of itself and its directors.

Salaries and fees

Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the financial services sector and the need in many cases to secure the services of senior executives who have international experience and flexibility in job location. These comparisons are made with the assistance of available independent remuneration surveys. Salaries are reviewed annually.

The fees of the non-executive directors are determined by the Board within the limits contained in the Articles of Association. The basic fee is £75,000. Additional fees of £10,000, £20,000 and £20,000 were paid to the Chairman of the Remuneration Committee, Chairman of the Audit and Risk Committee and senior independent director respectively, to reflect their additional responsibilities.

Pension provision

The Group operates pension and retirement benefit schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable. All executive directors are eligible to participate in the Group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the Group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of up to 10% of pensionable salary to a private pension plan nominated by the director. The Remuneration Committee has considered the provisions of the Finance Act 2004 (Simplification) and Pensions Act 2004 and the Group's pension arrangements are being amended to be fully compliant.

Performance-related cash bonuses

All executive directors and senior executives are eligible for an annual performance-related cash bonus, which is non-pensionable. Although the Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus, total bonuses available across the Group for distribution to eligible employees (including executive directors) are determined by reference to the pre-tax profit of each business unit after making certain adjustments, including a charge for the capital allocated by the Group to the operation of that business and any credit usage.

Bonuses for executive directors are discretionary. In considering the appropriate level of bonus for each director, the Committee considers (a) the extent to which the individual has achieved their agreed personal objectives for the year and (b) the extent to which the Group has achieved its stated financial targets. The Group's longstanding key targets are: significant growth in diluted underlying earnings per share (which was up 18% in the year); and maintaining a high level of post-tax return on equity (which was 33.5% for the year). The bonus of each executive director, as determined by the Remuneration Committee against these measures on an individual basis, is shown in the table on page 68. Bonuses for senior executives below Board level are discussed with the Committee and reviewed by it.

Although the bonus is paid in cash, executive directors and senior executives are encouraged to defer a portion of the bonus into shares in order to receive conditional awards of matching shares under the LTIP (see below).

Long-term share-based incentive schemes

Man Group has always sought to facilitate significant equity ownership by directors and senior management, principally through schemes which encourage and assist the purchase of shares with their own money or by way of bonus sacrifice. The Board and employees worldwide together currently own an estimated 8% of the Company's share capital, either directly or through employee trusts established and funded for this purpose. The Board alone directly holds 4% of the issued capital. The employee trusts are included in the Group's consolidated financial statements.

Executive directors are currently eligible to participate in the Performance Share Plan, Assisted Purchase Scheme and Executive Share Option Scheme, in each case at the Committee's discretion. As the Performance Share Plan was introduced in 1996 and is reaching the end of its ten-year life, shareholder approval will be sought at the AGM to replace it with a new Long-Term

Incentive Plan. Both the Board and the Committee believe that it is inappropriate to use short-term share price movements as a measure of management performance; true long-term shareholder value will be created through long-term growth in earnings per share and the maintenance of high levels of post-tax return on capital. For this reason, these two measures form the basis of the performance criteria applicable to the Group's long-term share-based incentive schemes. The Committee is not aware of any listed companies of substantial size whose main business activities are comparable in nature and scale to that of Man Group, and accordingly the Committee does not see any merit in trying to benchmark performance criteria against other companies.

The following is a summary of the long-term share-based incentive schemes that is intended will be operated by the Group during the forthcoming year.

Performance Share Plan ('PSP')

Awards under the PSP are performance-related over a three-year measurement period based on the level of post-tax return on average capital employed ('Return on Equity') achieved by the Group throughout that period. Return on Equity, for this purpose, is defined as the post-tax profit for the year divided by the average of the monthly equity shareholders' funds. Entitlements are subject to an additional one year restriction on transfer to participants dependent upon continued employment with the Group.

Each year, participants are eligible to receive awards of performance shares up to a maximum of 100% of base salary. Additionally the PSP allows participants to invest part or all of their annual performance-related cash bonus in shares in the Company ('invested shares'). In return, a participant is provisionally allocated such number of additional shares as represents the amount of their investment gross of personal tax and social security liabilities ('matching shares'). In addition, shares purchased under the Assisted Purchase Scheme (see below) are eligible for an allocation of matching shares under the PSP on a one-to-one ratio. Matching shares lapse in the event of sale of the invested/purchased shares before the end of the three-year performance period.

No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% across the performance period. For average annual Return on Equity of 20%, 10% of the shares vest. Awards will be transferred at levels above this on a linear sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% or more. These targets are considered by the Committee to be both challenging and appropriate given the regulated nature of the Group's business.

Shareholder approval will be sought at the forthcoming AGM for the introduction of the Man Group 2006 Long-Term Incentive Plan ('LTIP'). The Remuneration Committee considers that the structure of the existing PSP remains best suited to achieve its executive remuneration policy outlined above. Accordingly, the new LTIP closely resembles the structure of the PSP but has been updated to reflect the changes in corporate governance best practice over the past decade. Full details of the new LTIP are contained in the shareholders' circular relating to this year's AGM and, if approved, the first grants under the new LTIP will be made following the announcement of the 2007 results.

Share Option Scheme

An Inland Revenue Approved and Unapproved Scheme, The Man Group Executive Share Option Scheme 2001, was established following shareholder approval at the 2001 AGM. Selected senior employees and executive directors are eligible to participate. All grants of options are subject to Remuneration Committee approval. Details of options held by executive directors are set out in the table on page 69. Individual share option awards are subject to an annual cap of 200% of base salary. Options issued under the Scheme may normally only be exercised between three and ten years from the date of grant and are subject to the satisfaction of performance conditions. For all historic grants, 50% of each option will vest if the Company's underlying earnings per share (EPS) growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. Performance criteria are calculated from the end of the financial year prior to the grant of option. No re-testing of the EPS performance targets will take place for options granted since 2005. Accordingly, if the targets attached to any option are not reached after three years, the option will lapse. The Remuneration Committee considers underlying earnings per share (that is earnings from net management fee income and Brokerage net income, and therefore excludes net performance fee income and exceptional items, and Sugar Australia and goodwill amortisation in prior years) to be an appropriate target. The effect of performance fee income is excluded as it can be volatile when comparing between accounting periods.

Since the year-end, the Committee has reviewed where applicable the performance targets in light of the business prospects and external advice. As a result of this review, the Committee proposes that the performance conditions for future awards should be toughened so that 50% of each option will vest if the Company's earnings per share (EPS) growth over the single three-year performance period matches or exceeds the growth in RPI plus 5% per annum, with the entire option vesting at RPI plus 10% per annum.

Assisted Purchase Scheme

The Group has established and contributes to a discretionary trust for the benefit of employees of the Group (including executive directors) to facilitate the acquisition of shares in the Company as long-term holdings. The current trustees, who are not connected with the Group, are Roanne Trust Company (Jersey) Limited and Ansbacher Trustees (Jersey) Limited. The trustee acquires shares in the market, which it will sell on at the prevailing market price on deferred payment terms. In the case of executive directors, such assistance is subject to prior approval by the Remuneration Committee. As at 31 March 2006 the directors receiving such assistance were: Peter Clarke £560,100, payable in annual instalments during the period to November 2007; Kevin Davis £695,600, payable in annual instalments during the period to November 2010; and Stanley Fink £1,120,160, payable in annual instalments during the period to November 2007. Chris Chambers, a former executive director, was receiving assistance of £1,225,000 at the date of his resignation. He repaid £350,000 in November 2005 with the balance being repayable by 25 November 2006.

Co-Investment Scheme

This is a long-term incentive scheme, designed to encourage senior executives (excluding directors) to invest a proportion of their cash bonus by purchasing shares in the Company and to facilitate their retention. It is a matching scheme whereby the Group matches on an agreed basis the pre-tax amount of bonus invested in the scheme provided that the bonus investment shares are retained by the employee for three years. The matching award can be exercised for no payment after four years provided that the employee is still employed by the Group. The Scheme operates on a four to one matching basis. The amount a participant can invest cannot exceed 100% of their bonus. The only director participating in the Co-Investment Scheme during the year was Chris Chambers, who was granted awards prior to becoming a director.

Other Employee Share Schemes

In 2001, the Group introduced an Inland Revenue approved Sharesave Scheme in the United Kingdom and an Internal Revenue Code qualifying employee Stock Purchase Plan in the United States. Both are all-employee plans and executive directors are entitled to participate, subject to the relevant terms and conditions. The UK Sharesave Scheme contracts are for three or five year periods, with each participant permitted to save up to £250 per month to purchase Man Group plc shares at a discount. The initial grant was made in October 2001 and further grants in June 2002, June 2003, June 2004 and June 2005. The discount was 20% of the market value near the time the option was granted. Under the US Stock Purchase Plan, each participant is permitted to save up to $375 per month ($500 per month from 2005) to purchase Man Group plc shares at a discount, normally after a 24 month period and is subject to a restriction on transfer of one year following purchase. The initial grant, for a 17 month period, was made in January 2002 and further grants for 24 month periods were made in June 2002, June 2003, June 2004 and June 2005. The option price was at a 15% discount to the market value on the date of grant.

Total shareholder return


£
400
350
300
250
200
150
100
50
0
01
02
03
04
05
06
100
146
122
224
180
331
96
68
86
99
124
Man Group plc
FTSE 100 Index

Source: Datastream

Performance graph

The performance graph opposite compares the Company's total shareholder return performance against the FTSE 100 Index. The FTSE 100 comprises the 100 largest UK quoted companies by market capitalisation. It has been chosen because it is a widely recognised performance comparison for large UK companies. The graph shows the change in the hypothetical value of £100 invested in the Company's ordinary shares on 31 March 2001, compared with the change in the hypothetical value of £100 invested in the FTSE 100 Index, at 31 March in each year. This shows that Man has materially outperformed the FTSE 100 over this period.

Audited part of Remuneration Report

Directors' remuneration

The remuneration of the directors listed by individual director is as follows:

	Salary/ fees £'000	Benefits (c) £'000	Annual bonus £'000	Termination payments £'000	**2006 Total £'000**	2005 Total £'000
Executive directors						
Peter Clarke	342	36	3,600	–	**3,978**	2,359
Kevin Davis	346	165	4,200	–	**4,711**	2,961
Stanley Fink	426	71	5,500	–	**5,997**	3,809
Non-executive directors						
Harvey McGrath	362	–	–	–	**362**	362
Jon Aisbitt	75	–	–	–	**75**	75
Alison Carnwath	95	–	–	–	**95**	95
Dugald Eadie	85	–	–	–	**85**	85
Glen Moreno	95	–	–	–	**95**	95
Jonathan Nicholls	75	–	–	–	**75**	75
Former directors						
Chris Chambers - executive (a)	133	22	–	1,720	**1,875**	2,171
Stephen Nesbitt - non-executive (b)	21	–	–	–	**21**	75
31 March 2006	2,055	294	13,300	1,720	**17,369**	
31 March 2005	2,188	374	9,600	–		12,162
US dollar equivalent (see Note 5(e) to the financial statements)					**$31.0m**	$22.5m

Notes

a) Chris Chambers resigned on 31 August 2005. Under the terms of his termination agreement he will continue to receive a monthly salary and benefits in kind up to 30 September 2006 (the 'termination date'). These payments will be reduced, at the discretion of the Group Board, for any earned income and benefits provided for by any commencement of alternative employment. In addition, a payment of £1,500,000 was made in respect of his entitlement to a bonus for the year ended 31 March 2006 and that part of the subsequent financial year until the termination date. He is entitled to retain share options and awards subject to complying with his service and termination agreements and with an additional restrictive covenant, which states that he will not be employed or engaged in any capacity in a business which is in competition with the business of the Man Group. His share options and awards have been modified as follows: (1) his share options are still subject to the performance criteria contained in the scheme rules being met and the exercise period has been modified to be three years from the original grant date for a period of six months (or 12 months from the termination date if later); (2) his performance share plan awards have been pro-rated to the termination date, hence some awards have lapsed as shown in the share awards tables. The pro-rated awards will vest on the third anniversary of the date of award, subject to the performance criteria in the scheme rules being met; and (3) his remaining Co-investment scheme share awards will vest in June 2006, on the third anniversary of the date of award. Details of his outstanding share options and awards are given in the relevant tables.

b) Retired from the Board 12 July 2005.

c) The benefits of Chris Chambers, Peter Clarke and Stanley Fink almost entirely relate to a taxable benefit in kind assessment in connection with the Assisted Purchase Scheme (details of which are given on page 67). The benefits of Kevin Davis principally relate to the Assisted Purchase Scheme and to a housing allowance, as he has been relocated to an overseas office.

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme, and contributions to money purchase schemes relating to other directors were as follows.

Defined benefit scheme

	Age	**Accrued pension at 31 March 2006 (a) £'000 per annum**	Increase in accrued pension during the year £'000 per annum	Increase in accrued pension during the year (net of inflation) £'000 per annum	Transfer value at 31 March 2006 of increase in accrued pension during the year (net of inflation) (b) £'000	**Transfer value of accrued pension at 31 March 2006 (b) £'000**	Transfer value of accrued pension at 31 March 2005 (b) £'000	Increase in transfer value over the year £'000
Peter Clarke	46	**24**	3	2	17 (c)	**320**	270	45 (c)

Notes
a) The accrued pension is the amount which would be paid if the director left service at the relevant date.
b) The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.
c) These figures have been adjusted so that they are net of the director's contributions paid during the year of £5,250.

	Money purchase schemes	
	2006 £'000	2005 £'000
Executive directors		
Kevin Davis	**15**	12
Stanley Fink	**42**	40
Former executive director		
Chris Chambers*	**15**	14

* Chris Chambers resigned as a director on 31 August 2005.

Shares under option under the Man Group Executive Share Option Scheme 2001 (a)

		Number of options						
	Date of grant	1 April 2005	Granted during year	Exercised during Year (b)	31 March 2006	Option Price	Earliest exercise date	Latest exercise date
Executive directors								
Peter Clarke	July 2001	54,083	–	54,083	–	924.5p	July 2004	July 2011
	June 2002	52,301	–	–	52,301	956.0p	June 2005	June 2012
	June 2003	42,286	–	–	42,286	1277.0p	June 2006	June 2013
	June 2004	36,306	–	–	36,306	1570.0p	June 2007	June 2014
	June 2005	–	42,373	–	42,373	1416.0p	June 2008	June 2015
Kevin Davis	June 2002	52,301	–	52,301	–	956.0p	June 2005	June 2012
	June 2003	42,286	–	–	42,286	1277.0p	June 2006	June 2013
	June 2004	36,306	–	–	36,306	1570.0p	June 2007	June 2014
	June 2005	–	42,373	–	42,373	1416.0p	June 2008	June 2015
Stanley Fink	July 2001	75,716	–	–	75,716	924.5p	July 2004	July 2011
	June 2002	73,222	–	–	73,222	956.0p	June 2005	June 2012
	June 2003	57,948	–	–	57,948	1277.0p	June 2006	June 2013
	June 2004	49,045	–	–	49,045	1570.0p	June 2007	June 2014
	June 2005	–	56,497	–	56,497	1416.0p	June 2008	June 2015
Former executive director								
Chris Chambers (c)	June 2003	22,318	–	–	22,318	1277.0p	June 2006	Sept 2007
	June 2004	36,306	–	–	36,306	1570.0p	June 2007	Dec 2007
	June 2005	–	42,373	–	42,373	1416.0p	June 2008	Dec 2008

Notes
(a) Details of the performance conditions under which options can be exercised are given on page 67. The options granted in 2001, 2002 and 2003 have fully met the performance criteria.
(b) Peter Clarke exercised his 2001 options on 16 June 2005 when the share price was 1436 pence, giving a gain of £276,635. Kevin Davis exercised his 2002 options on 20 June 2005 when the share price was 1440.07 pence, giving a gain of £253,174.
(c) As part of Chris Chambers' termination agreement, as detailed on page 68, the exercisable period relating to the share options in the above table were shortened.

Shares under option under the Man Group Sharesave Scheme

	Date of grant	Number of options: 1 April 2005	Granted during year	Exercised during year	31 March 2006	Option Price	Earliest exercise date	Latest exercise date
Stanley Fink	October 2001	2,268	–	–	2,268	744p	November 2006	April 2007

Share awards and matching awards under the Performance Share Plan (a)

	Performance Share Plan: Outstanding at 31 March 2005	Awarded during year (f)	Transferred in year (b)	Lapsed in year (c)	Outstanding at 31 March 2006 (d)
Executive directors					
Peter Clarke	94,888	22,194	25,675	–	91,407
Kevin Davis	94,888	22,194	25,675	–	91,407
Stanley Fink	129,662	29,592	35,945	–	123,309
Former executive director					
Chris Chambers (c)	41,135	22,194	–	17,049	46,280

	Performance Share Plan Matching Awards: Outstanding at 31 March 2005	Awarded during year (f)	Transferred in year (b)	Lapsed in year (c)	Outstanding at 31 March 2006 (e)
Executive directors					
Peter Clarke	103,684	–	51,546	–	52,138
Kevin Davis	280,027	–	51,546	–	228,481
Stanley Fink	886,605	170,721	226,804	–	830,522
Former executive director					
Chris Chambers (c)	127,581	18,085	–	26,442	119,224

Notes

(a) No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% (18% for pre-July 2001 awards) across the performance period. Awards will be transferred at levels above this on a linear sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% or more (24% or more for *pre-July 2001 awards). Additionally, no pre-July 2001 award is capable of being transferred (regardless of the level of Return on Equity achieved) unless aggregate earnings per share* growth over the performance period has exceeded the growth in the Retail Prices Index for the same period by at least 6%. Entitlements are subject to an additional one year restriction on transfer to participants dependent upon continued employment with the Group. During the year, the 2001 awards vested at 100% and were transferred in June 2005. The 2002 awards will vest at 100% and will be transferred in June 2006. The 2003 awards will vest at 100% and will be transferred in June 2007.

(b) Shares awarded to Peter Clarke, Kevin Davis and Stanley Fink in 2001 and matching shares awarded to Peter Clarke, Kevin Davis and Stanley Fink in 2001 under the Performance Share Plan were transferred to them on 16 June 2005. The share price was 1436 pence at that date giving the following market values: Peter Clarke £1,108,894; Kevin Davis £1,108,894; and Stanley Fink £3,773,076.

(c) As part of Chris Chambers' termination agreement, as detailed on page 68, some of the performance conditions were modified and some awards lapsed.

(d) Of the Performance Share Plan shares outstanding at 31 March 2006, the following shares will be transferred in June 2006: Peter Clarke 28,078 shares; Kevin Davis 28,078 shares; Stanley Fink 38,478 shares; and Chris Chambers 22,457 shares.

(e) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2006, the following shares will be transferred in June 2006: Peter Clarke 52,138 shares; Kevin Davis 20,855 shares; Stanley Fink 315,433 shares; and Chris Chambers 59,097.

(f) In relation to shares awarded during the year, the share price was 1436 pence on 16 June 2005, the date of the awards.

Matching share awards under the Group's Co-Investment Plan (a)

	Outstanding at 31 March 2005	Awarded during year	Exercised in year	Outstanding at 31 March 2006 (c)
Chris Chambers (b)	148,686	–	101,963	46,723

Notes:
(a) Details of the performance conditions relating to the Group's Co-Investment Scheme are given on page 67.
(b) Chris Chambers was granted matching awards under this scheme prior to his appointment as a director. 101,963 matching shares awarded in 2002 were transferred to Chris Chambers on 16 June 2005, when the share price was 1436 pence, giving a market value of £1,464,189.
(c) The matching shares awarded under the Co-Investment Plan outstanding at 31 March 2006 will be transferred to Chris Chambers in June 2006.
(d) The exercise price on the above matching awards is £1 in aggregate.

Directors' interests in ordinary shares of Man Group plc (a)

	31 March 2006	31 March 2005
Executive directors		
Peter Clarke	**669,185**	669,185
Kevin Davis (a)	**1,038,011**	1,032,261
Stanley Fink (a)	**4,304,756**	4,528,898
Non-executive directors		
Jon Aisbitt	**250,000**	175,000
Alison Carnwath	**69,755**	68,108
Dugald Eadie	**64,000**	65,828
Harvey McGrath	**5,496,800**	5,996,800
Glen Moreno	**20,000**	20,000
Jonathan Nicholls	**5,000**	5,000
Former directors		
Chris Chambers (executive) (b)	**180,815**	170,369
Stephen Nesbitt (non-executive) (a) (c)	**5,509,257**	5,519,257

Notes:
(a) All of the above interests are beneficial, except the interests of Kevin Davis and Stanley Fink which include their non-beneficial interests in 153,000 and 127,500 ordinary shares respectively held by them as trustees of trusts of which they are also beneficiaries, and the interests of Stephen Nesbitt which include a non-beneficial interest in 100,000 ordinary shares.
(b) Interest as at 31 August 2005, the date of Chris Chambers' resignation as a director.
(c) Interest as at 12 July 2005, the date of Stephen Nesbitt's retirement as a director.
(d) There has been no change in the directors' interests in the ordinary shares of Man Group plc from 31 March 2006 to the date of this report.

The market price of the Company's shares at the end of the financial year was £24.65. The highest and lowest share prices during the financial year were £24.65 and £11.62 respectively.

For and on behalf of the Board
Dugald Eadie

Chairman, Remuneration Committee
1 June 2006

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Auditors' report on the Group's financial statements

Independent auditors' report to the members of Man Group plc

We have audited the Group financial statements of Man Group plc for the year ended 31 March 2006, which comprise the Principal Accounting Policies, the Group Income Statement, the Group Balance Sheet, the Group Statement of Changes in Shareholders' Equity, the Group Cash Flow Statement and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Man Group plc for the year ended 31 March 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether, in our opinion, the information given in the Directors' Report is consistent with the Group financial statements. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Group's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Statement, the Business Review, the Directors' Report, the Corporate Governance Statement and the unaudited part of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 March 2006 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London
1 June 2006

Principal Accounting Policies

Accounting policies for the year ended 31 March 2006

The Group's accounting policies that have been used in the preparation of this Annual Report are set out below. These policies have been consistently applied to all the years presented.

A Basis of preparation

The consolidated financial statements have been prepared for the first time in accordance with International Financial Reporting Standards ('IFRS') and relevant IFRIC interpretations issued by the International Accounting Standards Board ('IASB') as adopted by the European Union ('EU') and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. They include the IFRS 1 (First-time Adoption of IFRS) exemptions adopted by the Group because they are part of the period covered by the Group's first IFRS financial statements. These exemptions are detailed in Policy C below.

The consolidated financial statements have been prepared under the historical cost convention, except for the measurement at fair value of derivative financial instruments and certain financial assets that are available for sale or held at fair value through profit or loss.

B Critical accounting estimates and judgements

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of preparation of the financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The areas where a higher degree of judgement or complexity arise, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

(1) Goodwill and other intangible assets

The valuation and amortisation periods of intangible assets on acquisition, such as customer relationships, and the impairment testing of goodwill is based on value in use calculations prepared on the basis of management's assumptions and estimates of future cashflows and discount rates.

The carrying value of upfront sales commissions is based on the value of the initial payments made to intermediaries less an amortisation charge. The amortisation period is based on management's estimate of the weighted average period over which the Group expects investors to be invested in each fund product.

(2) Customer segregated balances

The Group maintains certain balances on behalf of customers with third party institutions in segregated accounts. These amounts and the related liabilities to customers, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. Under UK trust law these segregated accounts are legally protected but in other jurisdictions the legal position is less clear. The Group does not have a liability to its customers in the event that a third party depository institution, where the segregated accounts are held, does not return all the segregated funds. In addition, the corresponding asset is not co-mingled with the Group's funds and the Group's control over such assets is severely restricted. For these reasons, management consider the appropriate treatment is to exclude such customer amounts from the Group's balance sheet.

(3) Treatment of fund entities of which the Group is the investment manager

The Group is investment manager to a number of fund entities and in addition provides a number of other administrative services. Having considered all significant aspects of our relationships with the fund entities, management are of the opinion that, although the Group may have significant influence, the existence of the investment management contract and provision of other administrative services do not give the Group control over the fund entities. The key considerations taken into account in reaching this judgement include: the existence of independent, empowered boards of directors; the influence of investors; the investment management contract termination provisions; and, the arm's length nature of the Group's contracts with the fund entities.

(4) Exchangeable bonds

As at the date of the Group's transition to IFRS (1 April 2004), the £400 million exchangeable bonds issued by the Group were accounted for as a liability measured at amortised cost with the conversion option classified as a derivative (with foreign currency and own equity characteristics) measured at fair value with the resulting gains and losses being reported in the income statement. This accounting treatment was adopted because the exchangeable bonds included a cash settlement option and on application of IAS 21 the functional currency of Man Group plc changed from sterling to US dollars. On 5 November 2004, the cash settlement option was revoked and the Group put in place a US dollar/sterling cross currency swap. These changes enabled the Group to split account for the exchangeable bonds restoring the Group to the position it was in when it originally issued the bonds (November 2002), as the conversion option would be settled by exchanging a fixed amount of cash or other financial asset for a fixed number of shares. Accordingly, management have determined that the conversion option should be classified as an equity instrument from 5 November 2004 and not subsequently remeasured.

(5) Income taxes

The Group is subject to income taxes in many jurisdictions. Judgement is required in determining estimates in relation to the worldwide provision for income taxes. There are transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(6) Pension obligations

The determination of the pension cost and the defined benefit obligation of the Group's defined benefit pension schemes depends on the adoption of certain assumptions, which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets. Differences arising from actual experience or future changes in assumptions will be reflected in subsequent periods.

C IFRS transitional arrangements

The Group has applied IFRS in its financial reporting with effect from 1 April 2004, the date of transition, in accordance with the transitional provisions set out in IFRS 1 'First time adoption of international financial reporting standards'. The Group has used the provisions of IFRS 1 in arriving at appropriate opening balances for the purposes of these financial statements, as follows:

- Business combinations (IFRS 3): The Group has elected not to restate business combinations prior to the transition date. A significant consequence of this is that, in the opening balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP at 31 March 2004.
- Employee benefits (IAS 19): The Group has elected for all cumulative actuarial gains and losses in relation to employee benefit schemes to be recognised in full at the date of transition.
- Financial instruments (IAS 32 and IAS 39): The Group has applied IAS 32 and IAS 39, including the amendments to the standards subsequently issued, for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 not to present its comparatives in compliance with these standards.
- Share-based payments (IFRS 2): The Group has applied IFRS 2 to all relevant share-based transactions granted since 7 November 2002 but not vested as at 1 January 2005. The Group cannot use the exemption to apply IFRS 2 to grants prior to 7 November 2002 as it has not previously published the fair value of these transactions, determined at measurement date. However, the effect of applying IFRS 2 to such transactions would be immaterial.
- Cumulative translation differences (IAS 21): The Group has elected to apply IAS 21 prospectively in relation to determining the translation difference adjustment arising on the translation of foreign subsidiaries. As a result, all cumulative translation gains and losses are reset to zero at the transition date.

D Effect of transition to IFRS

Reconciliations of the consolidated Group income statement for the year ended 31 March 2005 and the consolidated Group balance sheets at 1 April 2004 and at 31 March 2005, to the previously published UK GAAP financial information, together with explanations of the reconciling items, are given in Note 36 to the financial statements.

E Presentation of exceptional items

The Group has shown exceptional items in a separate column on the face of the Group income statement. The Group defines exceptional items as those material items, by virtue of their size or nature, which the Group considers should be presented separately in order to aid comparability from period to period.

F Consolidation

(1) **Subsidiaries**

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Employee share ownership trusts have been established for the purposes of satisfying certain share based awards. These trusts are fully consolidated within the financial statements.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries or businesses. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions and balances between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group for preparing the consolidated financial statements.

(2) **Associates and joint ventures**

Associates are all entities in which the Group holds a long-term interest and over which it has significant influence but not control. Joint ventures are all entities in which the Group holds a long-term interest and which are jointly controlled by the Group and one or more other parties under a contractual arrangement.

Investments in associates and joint ventures are generally accounted for by the equity method of accounting and are initially recognised at cost, except for investments in fund entities that are fair valued through the income statement as described below. The Group's investment in associates and joint ventures includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Policy J).

Under the equity method, the Group's share of its associates' and joint ventures' post-acquisition profits or losses after tax is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Gains and losses on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associates and joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Where the Group has significant influence over the fund entities (through its role as investment manager) those fund entities are associates of the Group. The investments in these fund entities are either 'liquidity' investments, or 'seeding' investments. These investments are not held for the long-term and there are frequent changes in the level of the Group's ownership of such investments. These investments are measured at fair value with changes in fair value recognised in the income statement in the period of the change.

G Segment reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments. Business segments are the primary reporting segments. Group net costs are allocated to segments on a reasonable and consistent basis. The analyses by geographical segment are based on the location of the customer. In Asset Management, this is the where the fund product entities, from which fee income is earned, are registered.

H Foreign currency translation

(1) **Functional and presentation currency**

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency and the currency in which the majority of the Group's revenue streams, assets, liabilities and funding is denominated.

(2) **Transactions and balances**

Foreign currency transactions are translated into the relevant Group entity's functional currency using the exchange rate prevailing at the date of the transactions, or where it is more practical a group entity may use an average rate for the week or month for all transactions in each foreign currency occurring during that week or month (as long as the relevant exchange rates do not fluctuate significantly). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in other operating income or losses in the income statement, except when deferred in equity as qualifying cash flow hedges.

(3) **Group companies**

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;
(b) income and expenses for each income statement are translated at average exchange rates for the relevant accounting periods;
(c) all resulting exchange differences are recognised as a separate component of equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate at each balance sheet date.

I Property, plant and equipment

All property, plant and equipment is shown at cost, less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditures are charged to the income statement during the financial period in when they are incurred.

Depreciation is calculated using the straight line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

- Buildings life of the lease
- Equipment 3–10 years

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see Policy K).

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Any borrowing costs associated with purchasing property, plant and equipment are expensed.

J Intangible assets

(1) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or business at the date of acquisition. Goodwill on acquisitions of subsidiaries and businesses is included in intangible assets. Goodwill on acquisitions of associates is included in investment in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to equity prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

(2) Sales commissions

In Asset Management, sales commissions are paid to intermediaries (agents) and to employees. Sales commissions are recognised as follows:

(a) Upfront commissions paid to intermediaries

In many instances, upfront commissions are paid to intermediaries when a fund product is first launched, and are calculated based on the number of shares in a particular fund product that the intermediary has sold. These upfront commissions are capitalised as intangible assets in the balance sheet when the payment is made, and are amortised over five years on a straight line basis, the weighted average period over which the Group expects the investor to be invested in the fund product. In addition, if the investor withdraws from the fund product within a specified period, then the investor is required to pay a redemption penalty. In the event of an early redemption, the non-amortised portion of the intermediary's commission is written off to the income statement in the same period as the penalty fee is received.

(b) Internal commissions paid to employees

Internal commissions paid to employees are calculated based on the level of fund products sold. On payment, the majority of these commissions are capitalised as intangible assets in the balance sheet and are amortised over five years on a straight line basis, the period over which the Group expects that it will receive management fee income generated from the sales made. Where the investor withdraws from the fund product within this five year period, then the investor is required to pay a redemption penalty. In the event of an early redemption, the non-amortised portion of the employees' commission relating to the redemption (based on linking the commission payment to the underlying fund product) is calculated and written off to the income statement in the same period as the penalty fee is received.

(c) Trail commissions

Commission payments made to intermediaries for ongoing services (trail commissions) are charged to the income statement in the period in which they are incurred. To the extent that future trail commission payments are not for ongoing services but for services provided in promoting and selling a fund product initially, the net present value of the future trail commission obligation is recognised as a financial liability, together with a matching financial asset, at the time the obligation arises.

All unamortised sales commission, relating to (a) and (b) above, is subject to impairment testing each period to ensure that the fair value of future economic benefits arising from each fund product sale made is in excess of the remaining unamortised commission.

(3) Customer relationships

Customer relationships are recognised when they are acquired through a business combination. Their value at the date of acquisition is generally determined using a combination of market comparable method and income approach methodologies such as the discounted cash flow method which estimates net cash flows attributable to the assets over their economic life and discounts to present value using an appropriate rate of return that considers the relative risk of achieving the cash flows and the time value of money. Customer relationships are amortised using the straight line method over their estimated useful lives of 15 years.

(4) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight line method over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development and associated employee costs.

Computer software development costs recognised as assets are amortised on a straight line basis over their estimated useful lives (not exceeding three years).

Where exchange shares or market seats meet the definition of a financial asset as stated in IAS 39, they are categorised as available for sale financial assets and measured at fair value (see Policy L).

Where exchange shares and market seats are not categorised as available for sale financial assets they are accounted for as intangible assets. These shares and seats are shown at cost less subsequent amortisation and impairment. As these shares and seats have an indefinite life, an annual impairment test is performed. For all those with a finite life, amortisation is calculated using the straight line method to allocate the costs of shares and seats over their estimated useful lives.

(6) All intangible assets

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see Policy K).

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

K Impairment of non-financial assets

Goodwill and assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement in the period in which it occurs for the amount by which the asset's carrying amount exceeds its estimated recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

L Investments

(1) Classification

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of investments at initial recognition and re-evaluates, where permitted, this designation at each reporting date.

(a) Financial assets at fair value through profit or loss

This category includes financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Such investments in Brokerage include: long stock positions held for matching CFD positions; certificates of deposit and US treasury bills; and in Asset Management: investments in fund products relating to seeding investments; and investments to aid short-term rebalancing of the funds and redemption bridging activities ('liquidity' investments).

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (see Policy N).

(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Such investments include exchange shares and market seats.

(2) Measurement
Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs (for available-for-sale financial assets). Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss are subsequently carried at fair value in the balance sheet. Loans and receivables are carried at amortised cost using the effective interest method. Fair value gains and losses arising from changes in the fair value of financial assets and liabilities at fair value through profit or loss are included in other operating income in the income statement in the period in which they arise. Fair value gains and losses arising from changes in the fair value of available-for-sale investments are recognised as a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in other operating income or losses in the income statement.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using appropriate valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances (see Policy Y).

(3) Impairment
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recognised in profit or loss, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity instruments are not reversed through the income statement.

M Derivative financial instruments

(1) Derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(b) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast payment that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Derivatives that are held for trading purposes or that do not qualify for hedge accounting
Certain derivative instruments are held for trading or are held for hedging purposes but do not qualify for hedge accounting. The changes in the fair value of these derivative instruments are recognised immediately in the income statement.

(2) Financial risk factors
A qualitative analysis of the financial risks facing the Group, which includes quantitative disclosures, is provided in the Risk Management section on pages 42-49 of this Annual Report.

N Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

O Segregated balances

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the balance sheet. The reason for their exclusion from the balance sheet is that the Group does not have a liability to its clients in the event that a third party depository institution, where the segregated funds are held, does not return all the segregated funds. The corresponding asset, which is not co-mingled with the Group's funds and over which the Group's control is severely restricted, is therefore not recognised in the balance sheet.

P Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held on call with banks and other short-term, highly liquid investments with original maturities of three months or less. Bank overdrafts are included within borrowings in current liabilities in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank overdrafts where such facilities form an integral part of the Group's cash management.

Q Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Long-term borrowings include exchangeable bonds. The fair value of the liability portion of the exchangeable bonds is determined on the issue date using a market interest rate for an equivalent non-exchangeable bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds are allocated to the conversion options. These are recognised as equity instruments and included in equity, net of income tax effects, except for cash settlement conversion options (which existed in the comparative year), which are held as derivatives and fair valued through the income statement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

R Employee benefits

(1) **Pension obligations**

Group companies operate various pension schemes. The schemes are funded through payments to trustee-administered funds or insurance companies, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate fund.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are not recognised in the current period unless the cumulative unrecognised gain or loss at the end of the previous reporting period exceeds the greater of 10% of the scheme assets or liabilities. In these circumstances the excess is charged or credited to the income statement over the employees' expected average remaining working lives.

Past service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

The disclosure requirements of the amendment to IAS 19 have been adopted early in these financial statements.

(2) **Share-based compensation**

The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the share awards and options granted is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and options awarded/granted, excluding the impact of any non-market vesting conditions (for example, earnings per share and return on equity targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(3) Phantom equity-based compensation

The Group also operates 'phantom' cash-settled, equity-based compensation plans. The equity base is typically some of the funds of which the Group is the investment manager. The fair value of the employee services received in exchange for the phantom equity awards is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards, remeasured at each reporting date until the settlement date is reached. The fair value of the awards equates to the fair value of the underlying investment in the nominated fund entity at the settlement date.

(4) **Profit-sharing and bonus plans**

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders above a hurdle rate based on the Group's cost of equity. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(5) **Termination benefits**

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

S Provisions

Provisions for costs, such as restructuring costs and legal claims, are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

T Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

U Share capital and own shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Own shares held through an ESOP trust are recorded at cost, including any directly attributable incremental costs (net of income taxes), and are deducted from equity attributable to the Company's equity holders until the shares are transferred to employees or sold. Where such shares are subsequently sold, any consideration received, net of any directly attributable incremental transaction costs and the related tax effects, is included in equity attributable to the Company's equity holders.

Derivative contracts on own shares that only result in the delivery of a fixed amount of cash or other financial asset for a fixed number of own shares are classified as equity instruments. All other contracts on own equity are treated as derivatives and fair valued through the income statement.

V Income recognition

(1) Revenue

Revenue comprises the fair value for the provision of services, net of any value-added tax, rebates and discounts and after the elimination of sales within the Group. Revenue is recognised as follows:

(a) Performance fees in Asset Management

Performance fees are only recognised once they have been 'locked-in' and cannot subsequently be reversed.

(b) Management fees in Asset Management

Management fees, which include all non-performance related fees, are recognised in the period in which the services are rendered.

(c) Fees and commissions in Brokerage

Execution and clearing commissions are recognised in the period in which the services are rendered. To represent the substance of matched principal transactions entered into by the Group, where it acts as principal for the simultaneous purchase and sale of securities to third parties, commission income is the difference between the consideration received on the sale of the security and its purchase. Administration fee income earned on segregated customer balances is recognised in the period in which services are rendered.

(2) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount – being the estimated future cash flow discounted at the original effective interest rate of the instrument – and continues unwinding the discount as interest income.

(3) Dividend income

Dividend income is recognised when the right to receive payment is established.

W Cost of sales

Commissions and distribution fees payable are recognised over the period for which the service is provided. Further details on the amortisation of upfront sales commissions are given in Policy J.

X Retention payments

Retention payments are made in Brokerage to certain recruited employees or to those who join the Group through acquisitions. The payments can take a variety of forms, including forgivable loans, promissory notes or upfront payments. Retention payments made to traders or producers are deferred in the balance sheet and charged to the income statement (on the administrative expenses line) over the period in which they are committed to give their services to the Group, so as to match the cost with the revenue streams directly generated by these traders or producers. Retention payments made to administrative staff are generally made following an acquisition to ensure that the skills and knowledge of key individuals are available to the Group during the core integration period. As such these payments are deferred in the balance sheet and charged to the income statement over the core integration period.

Y Fair value estimation

The fair value of financial instruments traded in active markets (such as exchange traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

Where a bid/offer spread exists, the quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current offer price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

Z Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

AA Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements, and directly in equity, in the period in which the dividend is paid or, if required, approved by the Company's shareholders.

BB New IFRS standards and interpretations not applied
The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after the date of these financial statements. The Group has elected not to adopt early any of these accounting standards or interpretations in these financial statements. The Group does not expect that the adoption of these standards and interpretations will have a material effect on recognition and measurement of assets and liabilities on initial adoption. IFRS 7 ('Financial Instruments Disclosures') and an amendment to IAS 1 ('Presentation of Financial Statements') on risk management and capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1 January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in its financial year ending 31 March 2008.

Group Income Statement
For the year ended 31 March 2006

		2006			2005		
	Note	**Before exceptional items $m**	**Exceptional items $m**	**Total $m**	Before exceptional items $m	Exceptional items $m	Total $m
Revenue	1	**3,494**	**–**	**3,494**	2,469	–	2,469
Cost of sales		**(1,291)**	**–**	**(1,291)**	(943)	–	(943)
Gain on exchangeable bonds	4	**–**	**–**	**–**	–	202	202
Loss on sale of business	4	**–**	**–**	**–**	–	(7)	(7)
Other operating income	3	**77**	**–**	**77**	52	–	52
Other operating losses	3	**(29)**	**–**	**(29)**	(12)	–	(12)
Administrative expenses	4,5	**(1,023)**	**(70)**	**(1,093)**	(766)	–	(766)
Group operating profit – continuing operations		**1,228**	**(70)**	**1,158**	800	195	995
Finance income		**185**	**–**	**185**	116	–	116
Finance expense		**(140)**	**–**	**(140)**	(77)	–	(77)
Net finance income	6	**45**	**–**	**45**	39	–	39
Share of after tax profit of associates and joint ventures	13	**33**	**–**	**33**	24	–	24
Profit on ordinary activities before taxation	1,2	**1,306**	**(70)**	**1,236**	863	195	1,058
Taxation	7	**(264)**	**42**	**(222)**	(173)	–	(173)
Profit for the year		**1,042**	**(28)**	**1,014**	690	195	885
Attributable to:							
Equity holders of the Company		**1,042**	**(28)**	**1,014**	690	195	885
Equity minority interests		**–**	**–**	**–**	–	–	–
		1,042	**(28)**	**1,014**	690	195	885
Earnings per share	8						
Basic				**337c**			292c
Diluted				**306c**			207c
Memo:							
Dividends paid in the period	9			**$221m**			$177m

Group Balance Sheet
At 31 March 2006

	Note	2006 $m	2005 $m
Assets			
Non-current assets			
Property, plant and equipment	11	**76**	64
Goodwill	12	**834**	827
Other intangible assets	12	**548**	359
Investments in associates and joint ventures	13	**242**	250
Other investments	14	**224**	105
Deferred tax assets	15	**38**	24
Non-current receivables	16	**45**	42
		2,007	1,671
Current assets			
Trade and other receivables	17	**15,045**	10,158
Current tax assets		**11**	7
Derivative financial instruments	19	**5**	16
Short-term investments	20	**6,062**	3,089
Cash and cash equivalents		**2,825**	2,149
		23,948	15,419
Total Assets		**25,955**	17,090
Liabilities			
Non-current liabilities			
Long-term borrowings	22	**1,497**	1,135
Deferred tax liabilities	15	**34**	11
Pension obligations	5	**35**	59
Provisions	23	**6**	–
Derivative financial instruments	19	**91**	32
Other creditors		**3**	24
		1,666	1,261
Current liabilities			
Trade and other payables	21	**20,421**	12,910
Current tax liabilities		**260**	201
Short-term borrowings and overdrafts	22	**27**	3
Derivative financial instruments	19	**4**	3
		20,712	13,117
Total Liabilities		**22,378**	14,378
Net Assets		**3,577**	2,712
Equity			
Capital and reserves attributable to shareholders			
Share capital	24	**55**	55
Share premium account	25	**591**	354
Merger reserve	25	**722**	722
Other capital reserves	25	**223**	222
Available for sale reserve	26	**70**	29
Cash flow hedge reserve	26	**(2)**	–
Retained earnings	26	**1,910**	1,330
		3,569	2,712
Equity minority interests		**8**	–
Total Equity		**3,577**	2,712

Approved by the Board of Directors on 1 June 2006

Stanley Fink, Chief Executive

Peter Clarke, Deputy Group Chief Executive and Finance Director

Group Statement of Changes in Shareholders' Equity

	Note	Share capital $m	Share premium $m	Capital reserves $m	Revaluation reserves and retained earnings $m	Equity minority interests $m	Total equity $m
Balance at 1 April 2005		55	354	944	1,359	–	2,712
Currency translation adjustments	26	–	–	–	(35)	–	(35)
Available for sale investments:							
Valuation gains/(losses) taken to equity	26	–	–	–	88	–	88
Transfer to income statement on sale	26	–	–	–	(18)	–	(18)
Cash flow hedge:							
Valuation gains/(losses) taken to equity	26	–	–	–	(5)	–	(5)
Transfer to income statement in the year	26	–	–	–	3	–	3
Taxation	26	–	–	–	(12)	–	(12)
Net income/(expense) recognised directly in equity		–	–	–	21	–	21
Profit for the year		–	–	–	1,014	–	1,014
Total recognised income for the year		–	–	–	1,035	–	1,035
Purchase and cancellation of own shares	24,25	(1)	–	1	(230)	–	(230)
Employee share schemes:							
Value of employee services	26	–	–	–	52	–	52
Proceeds from shares issued	24,25	1	237	–	–	–	238
Purchase of own shares by ESOP trusts	26	–	–	–	(46)	–	(46)
Disposal of own shares by ESOP trusts	26	–	–	–	29	–	29
Acquisition of businesses	30	–	–	–	–	8	8
Dividends	9	–	–	–	(221)	–	(221)
Balance at 31 March 2006		**55**	**591**	**945**	**1,978**	**8**	**3,577**
Balance at 1 April 2004		57	337	733	698	1	1,826
Currency translation adjustments	26	(2)	(1)	(8)	24	(1)	12
Available for sale investments:							
Valuation gains/(losses) taken to equity	26	–	–	–	21	–	21
Transfer to income statement on sale	26	–	–	–	(6)	–	(6)
Cash flow hedge:							
Valuation gains/(losses) taken to equity	26	–	–	–	(27)	–	(27)
Transfer to income statement in the year	26	–	–	–	(1)	–	(1)
Taxation	26	–	–	–	3	–	3
Net income/(expense) recognised directly in equity		(2)	(1)	(8)	14	(1)	2
Profit for the year		–	–	–	885	–	885
Total recognised income for the year		(2)	(1)	(8)	899	(1)	887
Purchase and cancellation of own shares	24,25	(1)	–	1	(78)	–	(78)
Employee share schemes:							
Value of employee services	26	–	–	–	46	–	46
Proceeds from shares issued	24,25	1	18	–	–	–	19
Purchase of own shares by ESOP trusts	26	–	–	–	(62)	–	(62)
Disposal of own shares by ESOP trusts	26	–	–	–	33	–	33
Recognition of equity component of exchangeable bonds	25	–	–	218	–	–	218
Dividends	9	–	–	–	(177)	–	(177)
Balance at 31 March 2005		55	354	944	1,359	–	2,712

Group Cash Flow Statement

	Note	2006 $m	2005 $m
Cash flows from operating activities			
Cash generated from operations	27	**943**	830
Interest paid		**(110)**	(54)
Income tax paid		**(180)**	(143)
		653	633
Cash flows from investing activities			
Acquisition of subsidiaries and businesses, net of cash acquired	30	**(297)**	–
Proceeds from sale of subsidiary, net of cash disposed		**–**	20
Purchase of property, plant and equipment		**(28)**	(29)
Proceeds from sale of property, plant and equipment		**1**	1
Purchase of intangible assets		**(177)**	(191)
Proceeds from sale of intangible assets		**51**	31
Proceeds from sale of associates and joint ventures		**–**	3
Purchase of other non-current investments		**(32)**	(13)
Proceeds from sale of other non-current investments		**97**	8
Interest received		**172**	96
Dividends received from associates and joint ventures		**40**	19
Dividends from other non-current investments		**4**	2
		(169)	(53)
Cash flow from financing activities			
Proceeds from issue of ordinary shares		**238**	19
Purchase of treasury shares		**(230)**	(78)
Purchase of own shares by ESOP trust		**(46)**	(62)
Disposal of own shares by ESOP trust		**29**	33
Proceeds from borrowings		**450**	350
Incremental issue costs		**(1)**	(4)
Repayment of borrowings		**(51)**	(216)
Dividends paid to Company shareholders		**(221)**	(177)
		168	(135)
Net increase in cash and bank overdrafts		**652**	445
Cash and bank overdrafts at the beginning of the year		**2,146**	1,701
Cash and bank overdrafts at the end of the year		**2,798**	2,146

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet. Overdrafts repayable on demand amounted to $27 million (2005: $3 million).

Notes to the Group financial statements

1. Segmental analysis

(a) Primary format – business segments

Segment results for the year ended 31 March 2006	Asset Management $m	Brokerage $m	Unallocated exceptional items $m	Total Group $m
Revenue	1,851	1,643	–	3,494
Cost of sales	(273)	(1,018)	–	(1,291)
Other operating income	63	14	–	77
Other operating losses	(26)	(3)	–	(29)
Administrative expenses before exceptional items	(506)	(517)	–	(1,023)
Exceptional items – Refco integration costs	–	(70)	–	(70)
Operating profit	1,109	49	–	1,158
Net finance income	8	37	–	45
Share of after tax profit of associates and joint ventures	33	–	–	33
Profit before tax	1,150	86	–	1,236
Taxation				(222)
Profit after tax				1,014

Other segment items included in the income statement are:				
Impairment of joint venture (Note 13)	4	–	–	4
Amortisation of sales commissions (Note 12)	110	–	–	110
Amortisation of other intangibles (Note 12)	6	7	–	13
Depreciation (Note 11)	12	14	–	26

Segment results for the year ended 31 March 2005	Asset Management $m	Brokerage $m	Sugar Australia $m	Unallocated exceptional items $m	Total Group $m
Revenue	1,260	1,209	–	–	2,469
Cost of sales	(217)	(726)	–	–	(943)
Fair value gain on exchangeable bonds	–	–	–	202	202
Loss on sale of business	(7)	–	–	–	(7)
Other operating income	49	3	–	–	52
Other operating losses	(12)	–	–	–	(12)
Administrative expenses	(385)	(381)	–	–	(766)
Operating profit	688	105	–	202	995
Net finance income/(expense)	(4)	43	–	–	39
Share of after tax profit of associates and joint ventures	22	–	2	–	24
Profit before tax	706	148	2	202	1,058
Taxation					(173)
Profit after tax					885

Other segment items included in the income statement are:					
Impairment of goodwill (Note 12)	1	–	–	–	1
Amortisation of sales commissions (Note 12)	98	–	–	–	98
Amortisation of other intangibles (Note 12)	5	1	–	–	6
Depreciation (Note 11)	11	14	–	–	25

Virtually all revenues arise from external customers.
Sugar Australia was sold in August 2004.

1. *Segmental analysis* continued

The segment assets and liabilities at 31 March 2006 and capital expenditure for the year then ended are as follows:

	Asset Management $m	Brokerage $m	Total Group $m
Assets	3,797	21,916	25,713
Associates and joint ventures	232	10	242
Total Assets	4,029	21,926	25,955
Liabilities	(1,045)	(21,333)	(22,378)
Net Assets	2,984	593	3,577
Capital expenditure	178	27	205

The segment assets and liabilities at 31 March 2005 and capital expenditure for the year then ended are as follows:

	Asset Management $m	Brokerage $m	Total Group $m
Assets	3,467	13,373	16,840
Associates and joint ventures	250	–	250
Total Assets	3,717	13,373	17,090
Liabilities	(1,374)	(13,004)	(14,378)
Net Assets	2,343	369	2,712
Capital expenditure	206	14	220

Capital is allocated across the business units based on the higher of regulatory capital and economic capital (which in 2006 and 2005 is regulatory capital) plus goodwill, other intangibles and other regulatory capital deductions. All of the Group's subordinated debt has been allocated to Brokerage for this purpose.

Using this methodology, the implied Group surplus capital of $1,297 million (2005: $650 million) is allocated to Asset Management.

Capital expenditure comprises additions to property, plant and equipment (Note 11) and intangible assets (Note 12), including additions resulting from capitalised sales commissions.

1. Segmental analysis continued

(b) Secondary format – geographical segments
Although the Group's principal offices are located in London, Pfäffikon (Switzerland) and Chicago, Asset Management income is generated from where the fund product entities, on which fees are earned, are registered, and Brokerage income is generated from the location where its customers are located, as follows:

Revenues	2006 $m	2005 $m
Europe		
United Kingdom	512	487
Switzerland	45	62
Other European countries	468	279
	1,025	828
The Americas		
The United States of America	720	410
Canada	12	8
Bermuda	979	681
Cayman Islands	339	280
Other American countries	118	57
	2,168	1,436
Rest of the World		
Australia	38	28
Singapore	20	16
India	8	–
Other countries	235	161
	301	205
	3,494	2,469

Assets	Segmental assets		Capital expenditure	
	2006 $m	2005 $m	2006 $m	2005 $m
Europe				
United Kingdom	15,889	10,416	11	19
Switzerland	2,390	2,521	163	190
Other European countries	32	51	4	1
	18,311	12,988	178	210
The Americas				
The United States of America	7,036	3,833	20	9
Canada	29	–	–	–
Bermuda	39	1	–	–
Cayman Islands	1	–	–	–
Other American countries	59	–	–	–
	7,164	3,834	20	9
Rest of the World				
Australia	307	226	1	1
Singapore	81	42	4	–
India	39	–	–	–
Other countries	53	–	2	–
	480	268	7	1
	25,955	17,090	205	220

Total assets and capital expenditure are allocated based on where the assets are located.

2. Profit on ordinary activities before taxation

The following items have been included in arriving at profit on ordinary activities before taxation:

	2006 $m	2005 $m
Refco integration costs (Note 4)	70	–
Staff costs (Note 5)	896	732
Fair value gains on available for sale financial assets (transfer from equity)	(18)	(6)
Depreciation of property, plant and equipment (Note 11)	26	25
Amortisation of sales commissions (Note 12)	110	98
Amortisation of other intangible assets (Note 12)	13	6
Impairment of a joint venture (Note 13)	4	–
Impairment of other non-current investments (Note 14)	3	–
Operating lease rentals – land & buildings	21	21

Fees paid to the Group's auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2006 $'000	2005 $'000
Audit services		
Group statutory audit	4,212	3,163
Audit related reporting	1,416	1,178
SAS 70 audits	–	844
Total audit related fees	5,628	5,185
Further assurance services	260	526
Tax services	36	57
Other services	302	582
Total non-audit related fees	598	1,165
Total fees	6,226	6,350

The non-audit fees in the above table relate principally to the UK. Further assurance services in 2006 include due diligence fees and in 2005 include advice in relation to the application of the Integrated Prudential Source Book and Basel II.

Other services relate to advice received on various projects: a client services project in 2006; and a corporate responsibility project in 2005.

3. Other operating income and losses

Other operating income includes the following items:

	2006 $m	2005 $m
Fair value gains:		
Financial assets at fair value through profit or loss	38	33
Available for sale financial assets (transfer from equity)	18	6
Cash flow hedges (transfer from equity)	–	1
Foreign exchange gains – monetary working capital	7	4
Miscellaneous operating income	14	8
	77	52

Other operating losses include the following items:

	2006 $m	2005 $m
Fair value losses:		
Cash flow hedges (transfer from equity)	3	–
Impairment of non-current investments	7	–
Foreign exchange losses – monetary working capital	9	9
Loss on hedge accounting ineffectiveness	3	–
Miscellaneous operating expenses	7	3
	29	12

4. Exceptional items

Year ended 31 March 2006

Refco integration costs

Refco integration costs of $70 million ($48 million net of tax) were charged to the income statement in 2006, following the acquisition of Refco in November 2005. Certain Refco integration cost payments are required to be spread over the core integration period as shown in the table below:

	Expensed in 2006 $m	To be expensed in 2007 $m	Total integration payments/ provisions $m
Retention payments/incremental bonuses	29	12	41
Redundancy/severance	27	–	27
Professional fees	7	–	7
Other	7	–	7
	70	**12**	**82**

Of the total integration costs incurred of $80 million, $68 million have been paid, $6 million (relating to incremental bonuses) are included in accruals in Note 21 and $6 million (relating to redundancy provisions) are included in provisions in Note 23. A further $2 million of retention payments are expected to be made in the first half of the 2007 financial year.

Retention payments made to administrative employees to ensure that the skills and knowledge of key individuals are available to the Group during the core integration period are spread over the core integration period. This period has been assessed to be from the date of acquisition to June 2006; hence costs of $12 million will be recognised in the income statement in the first half of the year ending 31 March 2007.

In addition to the integration costs above, retention payments of $23 million were made to traders following the Refco acquisition. These payments are not considered to be integration costs (and are therefore not classified as exceptional items) but are deferred and charged to the income statement as ongoing costs over the period in which the traders are committed to give their services to the Group, so as to match the cost with the revenue streams directly generated by these traders. The cost included within administrative expenses in 2006 amounted to $9 million, with a further $14 million expected to be recognised in the income statement over the following three years.

Tax credit

The exceptional tax credit of $42 million comprises $22 million in respect of the Refco integration costs and $20 million relating to the reversal of tax liabilities made in previous years following an agreement with HM Revenue & Customs with respect to the Group's transfer pricing arrangements.

Year ended 31 March 2005

Fair value gain on exchangeable bonds

The exceptional gains of $202 million for the year ended 31 March 2005 related to the £400 million exchangeable bonds, issued in November 2002.

Loss on sale of business

In the year to 31 March 2005, the Group sold the majority of its holding in Westport Private Equity Limited (now called Capital Dynamics Limited) and its entire holding in Parallel Private Equity Holdings Limited, an associate. The loss on sale amounted to $7 million ($7 million net of tax).

5. Staff costs and employees

(a) Staff costs

	2006 $m	2005 $m
Wages and salaries	**736**	594
IFRS 2 charge	**52**	46
Social security costs	**81**	71
Other pension costs	**27**	21
	896	732

Wages and salaries include all commissions paid to staff, in both Brokerage and Asset Management, as well as salaries and bonuses.

(b) Average number of employees

	2006 Number	2005 Number
Asset Management	**1,313**	1,262
Brokerage	**2,118**	1,626
	3,431	2,888

(c) Pension benefits

The Group operates various pension schemes throughout the world, including a number of funded defined benefit and contribution schemes. Where appropriate, the fund assets, liabilities and pension costs for the year are assessed in accordance with the advice of qualified independent actuaries. Other than pensions, the Group does not operate any other form of post-retirement benefit schemes.

(i) Defined contribution schemes

Pension costs for defined contribution schemes are as follows:

	2006 $m	2005 $m
Defined contribution schemes	**17**	12

(ii) Defined benefit schemes

The principal actuarial assumptions used in the valuations as at 31 March 2006 were:

	UK scheme		US scheme		Swiss scheme	
	2006 % pa	2005 % pa	2006 % pa	2005 % pa	2006 % pa	2005 % pa
Discount rate	**5.0**	5.4	**5.75**	5.75	**3.0**	3.25
Price inflation	**3.0**	2.9	**–**	–	**1.5**	1.5
Expected return on plan assets	**6.7**	6.9	**8.0**	8.5	**3.0**	3.5
Future salary increases	**5.6**	5.5	**5.0**	5.0	**5.0**	5.0
Pension in payment increases	**3.25**	3.0	**–**	–	**–**	–
Deferred pensions increases	**5.0**	5.0	**–**	–	**–**	–

Actuarial valuations are conducted every three years. The latest actuarial valuation of the largest scheme, the Man Group plc Pension Fund (formerly known as the ED & F Man Limited Group Pension Fund), a UK defined benefit pension plan, was made at 31 December 2005, using the Projected Unit Cost method. This is a closed scheme and the current service cost is expected to increase as the members approach retirement. For the UK scheme, the Group has agreed to contribute 23.1% of pensionable salaries each year until 2008 and, in addition, to make a $2 million payment twice a year until 2013. The Group made an additional one-off $17 million contribution in January 2006.

The following paragraphs discuss the key assumptions applied and sensitivities in the valuation of the Group's largest scheme, the UK scheme.

The discount rate is based on yields on high quality corporate bonds of appropriate duration. The annualised yield on the index constructed by iBoxx of AA rated stocks of duration of 15 years or more was 4.94% at 31 March 2006 (5.40% at 31 March 2005). The mean term of the 15 year index falls short of the mean term of the liabilities of the Fund of around 20 years, but in the absence of suitable data, the iBoxx yields are thought to be an appropriate guide.

The expected return on plan assets is based on the market expectation at the beginning of the period for returns over the entire life of the benefit obligation. Investment market conditions suggest an expected return on equities of around 8% and bond returns of around 5%.

The pension increase entitlement for the majority of members in the Fund is RPI subject to a minimum of 3% per annum and a maximum of 5% per annum. In previous years, when inflation has been below 3% per annum, it has been assumed that the minimum pension increase of 3% per annum would apply. However, now that the long-term assumption for inflation has reached 3%, it is considered that there will be times when inflation will exceed 3% per annum in future years and hence it is thought appropriate to assume a long-term pension assumption of 3.25% per annum.

In light of recent experience, which suggests that there has been lighter mortality than previously assumed, it is thought appropriate to update the mortality tables to allow for the general improvements being experienced. The table of mortality rates previously used for pensioners is PA92C02 +1. Based on the data observed, table PA92C05 (with no age rating) is now being used. In addition, allowance is made for future improvements in mortality by reducing the discount rate by 0.25% per annum, which increases the balance sheet liabilities. In practical terms, the table opposite sets out the expectations of life for male and female members currently aged 60 and for those who will be 60 years old in 20 years' time.

5. Staff costs and employees continued

	Current life expectancy (years)	Life expectancy in 20 years time (years)
Male aged 60	24.4	25.8
Female aged 60	27.4	28.8

The following sensitivities give an indication of the impact of changing some of the more judgemental assumptions:

- Discount rate: a 0.1% increase/(decrease) in this assumption would result in a decrease/(increase) in balance sheet liabilities of approximately $5 million and a service cost of $1.0 million;
- Pension in payment increase: a 0.25% increase/(decrease) in this assumption would result in an increase/(decrease) in balance sheet liabilities of approximately $7 million and a service cost of $1.2 million;
- Future salary increase: a 0.1% increase/(decrease) in this assumption would mean an increase/(decrease) in balance sheet liabilities of approximately $0.4 million and a service cost of $0.04 million; and
- Mortality: if all members were assumed to live one year longer the net pension liability would increase by between 3% and 4%.

The amounts recognised in the balance sheet are determined as follows:

	2006				2005			
	UK scheme $m	**US scheme $m**	**Swiss scheme $m**	**Total $m**	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Present value of funded obligations	**333**	**32**	**31**	**396**	275	29	31	335
Fair value of plan assets	**(263)**	**(33)**	**(28)**	**(324)**	(217)	(29)	(27)	(273)
	70	**(1)**	**3**	**72**	58	–	4	62
Present value of unfunded obligations	**–**	**4**	**–**	**4**	–	2	–	2
Unrecognised actuarial losses	**(37)**	**(2)**	**(2)**	**(41)**	(1)	(2)	(2)	(5)
Liability in the balance sheet	**33**	**1**	**1**	**35**	57	–	2	59

The major categories of plan assets are:

	UK scheme		US scheme		Swiss scheme	
	2006 $m	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m
Equities	**120**	95	**17**	16	**–**	–
Bonds	**82**	81	**6**	3	**–**	–
Insurance policies	**–**	–	**–**	–	**28**	27
Hedge funds	**35**	32	**–**	–	**–**	–
Other	**26**	9	**10**	10	**–**	–
	263	217	**33**	29	**28**	27

The actual return on plan assets was:

	UK scheme		US scheme		Swiss scheme	
	2006 $m	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m
Return on plan assets	**45**	16	**2**	–	**1**	1

The movement in the liability recognised in the balance sheet is as follows:

	2006				2005			
	UK scheme $m	**US scheme $m**	**Swiss scheme $m**	**Total $m**	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Pension liability at beginning of year	**57**	**–**	**2**	**59**	58	2	2	62
Currency translation difference	**(4)**	**–**	**(1)**	**(5)**	1	–	1	2
Total expense charged to the income statement	**4**	**4**	**2**	**10**	5	2	2	9
Contributions paid	**(24)**	**(3)**	**(2)**	**(29)**	(7)	(4)	(3)	(14)
Pension liability at end of year	**33**	**1**	**1**	**35**	57	–	2	59

The contributions expected to be paid during the financial year ending 31 March 2007 amount to $9 million.

5. **Staff costs and employees** continued

The amounts recognised in the income statement are as follows:

	2006				2005			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Current service cost	4	3	3	10	4	2	2	8
Interest cost	14	2	1	17	14	1	1	16
Expected return on plan assets	(14)	(2)	(1)	(17)	(13)	(2)	(1)	(16)
Past service cost	–	1	(1)	–	–	1	–	1
Total charge	4	4	2	10	5	2	2	9

Pension costs are included in 'Administrative expenses' in the income statement.

Changes in the present value of the defined benefit obligations are as follows:

	2006				2005			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Present value of funded obligations, 1 April	275	29	31	335	250	27	19	296
Currency translation difference	(23)	–	(2)	(25)	7	–	2	9
Company service cost	4	2	3	9	4	2	2	8
Interest cost	14	2	1	17	14	1	1	16
Employee contributions	1	–	2	3	1	–	3	4
Actuarial (gain)/loss	68	–	(1)	67	4	–	2	6
Actual benefit payments	(6)	(1)	(3)	(10)	(6)	(1)	2	(5)
Other	–	–	–	–	1	–	–	1
Present value of funded obligations, 31 March	333	32	31	396	275	29	31	335

The changes in the fair value of plan assets are as follows:

	2006				2005			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Fair value of plan assets, 1 April	217	29	27	273	193	27	18	238
Currency translation difference	(18)	–	(2)	(20)	5	–	1	6
Expected return on plan assets	14	2	1	17	13	2	1	16
Actuarial gains and losses on plan assets	32	–	–	32	3	(2)	(1)	–
Company contributions	24	3	2	29	7	4	3	14
Employee contributions	1	–	2	3	1	–	3	4
Benefits paid from fund	(7)	(1)	(2)	(10)	(6)	(2)	–	(8)
Expenses paid	–	–	–	–	–	–	2	2
Other	–	–	–	–	1	–	–	1
Fair value of plan assets, 31 March	263	33	28	324	217	29	27	273

History of experience gains and losses:

UK Scheme	2006 $m	2006 %	2005 $m	2005 %	2004 $m	2004 %	2003 $m	2003 %
Experience adjustments arising on scheme assets (% of scheme assets)	**31**	**11.5**	3	1.3	11	5.8	(26)	17.9
Experience adjustments arising on scheme liabilities (% of the present value of scheme liabilities)	**11**	**3.3**	1	0.5	2	0.7	(1)	0.4
Present value of scheme liabilities	**333**		275		250		208	
Fair value of scheme assets	**(263)**		(217)		(193)		(146)	
Scheme deficit	**70**		58		57		62	

US Scheme	2006 $m	2006 %	2005 $m	2005 %	2004 $m	2004 %	2003 $m	2003 %
Experience adjustments arising on scheme assets (% of scheme assets)	**–**	**0.8**	(2)	8.4	1	5.3	(2)	8.3
Experience adjustments arising on scheme liabilities (% of the present value of scheme liabilities)	**–**	**0.3**	(1)	1.9	1	1.6	–	1.3
Present value of scheme liabilities	**32**		29		27		25	
Fair value of scheme assets	**(33)**		(29)		(27)		(23)	
Scheme (surplus)/deficit	**(1)**		–		–		2	

Swiss Scheme	2006 $m	2006 %	2005 $m	2005 %	2004 $m	2004 %
Experience adjustments arising on scheme assets (% of scheme assets)	**–**	**0.5**	–	0.9	(1)	7.4
Experience adjustments arising on scheme liabilities (% of the present value of scheme liabilities)	**1**	**3.9**	–	0.1	–	0.2
Present value of scheme liabilities	**31**		31		19	
Fair value of scheme assets	**(28)**		(27)		(18)	
Scheme deficit	**3**		4		1	

(d) Share-based payments

During the year, $52 million was charged to the income statement in respect of equity settled, share-based payment transactions (2005: $46 million). This expense was based on the fair value of the share-based payment transactions when contracted. All of the expense arose under employee share awards made within the Group's share based remuneration schemes. Details of these schemes may be found in the Remuneration Report on pages 66-71.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The fair value of share options and awards are calculated using a 'binomial lattice' model that takes into account the effect of both financial and demographic assumptions. Financial assumptions include the future share price volatility, dividend yield, risk-free interest rate, and the best estimate outcome of non-market based performance conditions. Demographic assumptions include forfeiture and early vesting behaviours that are based upon historic observable data. The fair values per option and award granted during the year, and the assumptions used in the calculations, are as follows:

5. Staff costs and employees continued

	Executive Share option Scheme	Other employee share option schemes	Performance Share Plan	Co-Investment Scheme
Grant dates	16/6/2005	1/7/2005-1/8/2005	16/6/2005	3/5/2005-8/2/2006
Weighted average share price at grant date	2581c	2824c	2562c	2540c
Weighted average exercise price at grant date	2581c	1959c	–	–
Share options/awards made in the year	231,847	331,588	582,171	1,735,984
Vesting period (years)	3	2-5	4	4
Expected share price volatility	30.0%	30.0%	–	–
Dividend yield	2.5%	2.5%	2.5%	2.5%
Risk-free rate	4.4%	4.3%	–	–
Expected option life (years)	8.5	3.2	–	–
Number of shares/options expected to vest	231,847	281,977	534,320	1,538,571
Average fair value per option/share granted	815c	885c	2198c	2101c

The expected share price volatility is based on historical volatility over the last 10 years. The expected life is the average expected period to exercise. The risk-free rate of return is the yield on zero-coupon US and UK (where appropriate) government bonds of a term consistent with the assumed option life. It is expected that the performance conditions applicable to the executive share option scheme and performance share plan will be met in full. For the executive share option scheme, it is assumed that 5% of options per year are subject to early exercise, and in addition, provided there is a gain of 50% on the exercise price, it is assumed that 50% of remaining option holders will exercise per year.

Movements in the number of share options outstanding are as follows:

	2006		2005	
	Number	**Weighted avg. exercise price ($ per share)**	Number	Weighted avg. exercise price ($ per share)
Share options outstanding at 1 April	**1,789,777**	**17.54**	1,692,796	14.28
Granted	**563,435**	**11.82**	396,766	26.49
Forfeited	**(111,551)**	**21.22**	(64,734)	15.86
Exercised	**(353,713)**	**13.87**	(235,051)	9.69
Share options outstanding at 31 March	**1,887,948**	**16.30**	1,789,777	17.54
Share options exercisable at 31 March	**420,437**	**16.40**	243,374	17.45

The share options outstanding at the end of the year have a weighted average exercise price and expected remaining life as follows:

	2006			2005		
Range of exercise prices ($ per share)	**Number of share options**	**Weighted avg. exercise price ($ per share)**	**Weighted avg. expected remaining life (years)**	Number of share options	Weighted avg. exercise price ($ per share)	Weighted avg. expected remaining life (years)
10.00-15.00	**200,860**	**12.99**	**0.6**	285,663	14.22	1.3
15.01-20.00	**819,969**	**17.23**	**3.0**	822,217	17.98	4.3
20.01-25.00	**664,712**	**23.19**	**5.1**	429,176	24.10	4.7
25.01-30.00	**202,407**	**27.26**	**5.7**	252,721	29.08	5.6
	1,887,948			1,789,777		

(e) Directors' remuneration

	2006 $000	2005 $000
Emoluments	**31,016**	22,453
Gains made on transfer of share awards and exercise of share options in the year	**14,259**	11,933
Contributions to money purchase pension schemes (2006: 3 directors; 2005: 3 directors)	**129**	122

One director is accruing retirement benefits under a defined benefit scheme (2005: one director).

Of the amounts included in the table above, those attributable to the highest paid director, Stanley Fink, are as follows:

	2006 $000	2005 $000
Emoluments	**10,709**	7,032
Gains made on transfer of share awards in the year	**6,738**	4,330
Contributions to money purchase pension schemes	**75**	74

Further information on Directors' emoluments, options, share awards and loans is given in the Remuneration Report on pages 66 to 71.

6. Net finance income

	2006 $m	2005 $m
Finance income:		
Interest on receivables	**164**	109
Finance fees	**11**	2
Investment income	**4**	2
Accretion of assets discounting	**–**	3
Fair value movement on interest rate swaps	**6**	–
	185	116
Finance expense:		
Interest payable on borrowings	**(117)**	(56)
Amortisation of issue costs on borrowings	**(1)**	(2)
Amortisation of discount on issue of exchangeable bonds	**(20)**	(19)
Accretion of liabilities discounting	**(2)**	–
	(140)	(77)
Net finance income	**45**	39

7. Taxation

Analysis of charge in period:

	2006 $m	2005 $m
Current tax		
UK Corporation tax on profits of the year	**160**	103
Adjustments to tax charge in respect of previous periods	**(7)**	(5)
Exceptional prior year adjustment	**(20)**	–
Foreign tax	**92**	69
Adjustments to tax charge in respect of previous periods	**4**	(4)
Total current tax	**229**	163
Deferred tax (Note 15):		
Origination and reversal of temporary differences	**(6)**	4
Adjustments to tax charge in respect of previous periods	**(1)**	6
Total tax charge	**222**	173

Tax on items charged to equity:

	2006 $m	2005 $m
Current tax	**–**	–
Deferred tax	**(12)**	3
	(12)	3

Effective tax rate	**18.0%**	16.3%
Effective tax rate excluding exceptional items	**20.2%**	20.0%
UK nominal corporation tax rate	**30.0%**	30.0%

The tax on the Group's profit before tax differs from the amount that would arise using the theoretical effective UK tax rate applicable to profits of the consolidated companies, as follows:

		2006 $m		2005 $m
Profit before tax		**1,236**		1,058
Theoretical tax charge at UK rate (30%)		**371**		317
Effect of:				
Effect of overseas rates compared to UK	**(119)**		(72)	
Exceptional items	**(21)**		(59)	
Losses utilised in the year	**–**		(3)	
Share-based payments	**(7)**		(5)	
Currency translation differences	**2**		(5)	
Adjustments to tax charge in respect of previous periods	**(4)**		(3)	
Associates and joint ventures accounted for net of tax	**(10)**		(7)	
Other	**10**		10	
		(149)		(144)
Total tax charge		**222**		173

8. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of $1,014 million (2005: $885 million) and 300,691,382 (2005: 302,498,430) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The diluted earnings per share is based on a profit for the year of $1,047 million (2005: $714 million) and on 342,606,297 (2005: 344,609,297) ordinary shares, calculated as shown in the following table:

	2006		2005	
	Total Number (millions)	**Weighted average (millions)**	Total Number (millions)	Weighted average (millions)
Number of shares at 1 April 2005 (and 1 April 2004)	**307.7**	**307.7**	310.3	310.3
Issues of shares	**8.5**	**3.4**	0.8	0.5
Repurchase and cancellation of own shares	**(8.5)**	**(5.5)**	(3.4)	(1.7)
Number of shares at 31 March 2006 (and 31 March 2005)	**307.7**	**305.6**	307.7	309.1
Shares owned by employee trusts	**(4.2)**	**(4.9)**	(6.1)	(6.6)
Basic number of shares	**303.5**	**300.7**	301.6	302.5
Share awards under incentive schemes	**9.6**	**10.2**	10.2	10.4
Employee share options	**1.9**	**0.5**	1.8	0.5
Exchangeable bonds	**31.2**	**31.2**	31.2	31.2
Dilutive number of shares	**346.2**	**342.6**	344.8	344.6

In addition to the statutory earnings per share on total operations measure, three other earnings per share figures are shown. Earnings per share before exceptional items is given as some users of the Group's financial statements have requested that profit and earnings per share figures are presented before exceptional items; underlying earnings per share is given as growth in this measure is one of the Group's core financial objectives; and adjusted underlying earnings per share is net of the impact of the acquisition of Refco Inc.

The reconciliation of adjusted earnings per share is given in the table below.

	2006				2005			
	Basic post-tax earnings $m	**Diluted post-tax earnings $m**	**Basic earnings per share cents**	**Diluted earnings per share cents**	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations+	**1,014**	**1,047**	**337**	**306**	885	714	292	207
Exceptional items	**28**	**28**	**9**	**8**	(195)	7	(64)	2
Earnings per share before exceptional items	**1,042**	**1,075**	**346**	**314**	690	721	228	209
Performance fee related income	**(342)**	**(342)**	**(113)**	**(100)**	(93)	(93)	(31)	(27)
Sugar Australia	**–**	**–**	**–**	**–**	(1)	(1)	–	–
Underlying earnings per share	**700**	**733**	**233**	**214**	596	627	197	182
Refco	**17**	**17**	**5**	**5**	–	–	–	–
Adjusted underlying earnings per share (excluding Refco)	**717**	**750**	**238**	**219**	596	627	197	182

+ The difference between basic and diluted post-tax earnings on total operations is the adding back of the finance expense in the period relating to the exchangeable bonds (and deducting the fair value gain on the conversion options component of the exchangeable bonds in the comparative period).

9. Dividends

	2006 $m	2005 $m
Ordinary shares		
Final dividend paid for 2005 – 42.0 cents (2004: 32.4 cents)	**126**	104
Interim dividend paid for 2006 – 31.2 cents (2005: 24.0 cents)	**95**	73
Dividends paid during the year	**221**	177
Proposed final dividend for 2006 – 54.6 cents (2005: 42.0 cents)	**165**	127

The proposed final dividend recommended by the Board is payable on 25 July 2006, subject to shareholder approval, to shareholders who are on the register of members on 7 July 2006.

10. Financial risk management

A qualitative analysis of the financial risks facing the Group, which includes the more significant quantitative disclosures, is provided in the Risk Management section, on pages 42-49 of this Annual Report, as detailed below.

	Page
Credit risk	45
Market risk:	
– Interest rate risk	46
– Foreign currency risk	46
Liquidity risk	47

Where applicable, further quantitative financial risk disclosures are provided in each of the notes to the financial statements where the financial instrument is disclosed. Where the required disclosure is applicable to more than one balance sheet item, or is not applicable to any specific balance sheet item, the information is given below:

a) The following table summarises the Group's currency exposure arising from unmatched net monetary assets or liabilities not denominated in the functional currency of each Group entity:

	2006	2005
	Net assets/ (liabilities) $m	Net assets/ (liabilities) $m
US dollar	**(8)**	(4)
Sterling	**59**	65
Euro	**(70)**	14
Swiss franc	**35**	(31)
Japanese yen	**(122)**	(8)
Hong Kong dollar	**64**	–
Australian dollar	**(154)**	35
Other	**7**	18
	(189)	89

b) Fair value is equivalent to book value for all financial assets and liabilities, except for borrowings. The comparison of fair value to book value for borrowings is shown in Note 22.

c) The Group uses netting agreements for certain transactions including stock lending, stock borrowing, repurchase, reverse repurchase, and similar transactions. Such transactions are performed under standard market agreements. Derivative transactions for clients are transacted under the Group's standard terms of business in each location which provide for netting in the event of default. Over-the-counter transactions are performed mostly under International Swaps and Derivatives Association agreements which are negotiated bilaterally and provide for a single net settlement in the event of default of either counterparty.

d) The Group acts as a matched principal broker of stock lending and borrowing, repurchase and reverse repurchase and similar transactions. These transactions involve the movement of stock against cash collateral and/or non-cash collateral. Cash collateral paid under such agreements is shown on the balance sheet in trade receivables (Note 17) as secured stock lending and securities sold under agreements to repurchase. Cash collateral received under such transactions is recorded in trade payables (Note 21) as secured stock borrows and securities purchased under agreements to resell. Transactions involving non-cash collateral are not recorded on the balance sheet. Substantially all of the non-cash collateral received under such agreements is passed back to counterparties as collateral for other stock lending type transactions. Substantially all of the investments in equities and bonds, recorded in short-term investments (Note 20) are passed as collateral to counterparties involved in such transactions. At 31 March 2006, the Group had paid net margin of $727 million (2005: $253 million) to its counterparties and received net margin of $435 million (2005: $196 million) from its counterparties.

11. Property, plant and equipment

	Leasehold land and buildings $m	Equipment $m	Total $m
Cost:			
At 1 April 2005	12	146	158
Currency translation difference	–	(1)	(1)
Acquisition of subsidiary or business	1	9	10
Additions	5	23	28
Disposals	(2)	(6)	(8)
Reclassifications	3	(3)	–
At 31 March 2006	19	168	187
Aggregate depreciation:			
At 1 April 2005	(6)	(88)	(94)
Currency translation difference	–	2	2
Charge for year	(2)	(24)	(26)
Disposals	2	5	7
At 31 March 2006	(6)	(105)	(111)
Net book value at 31 March 2006	**13**	**63**	**76**
Cost:			
At 1 April 2004	7	126	133
Currency translation difference	–	(1)	(1)
Additions	5	24	29
Disposals	–	(3)	(3)
At 31 March 2005	12	146	158
Aggregate depreciation:			
At 1 April 2004	(4)	(67)	(71)
Currency translation difference	–	–	–
Charge for year	(2)	(23)	(25)
Disposals	–	2	2
At 31 March 2005	(6)	(88)	(94)
Net book value at 31 March 2005	6	58	64

Depreciation charges are included in 'Administrative expenses' in the income statement.

	Goodwill $m	Other intangible assets: Sales commissions $m	Customer relationships $m	Other $m	Total $m
Cost:					
At 1 April 2005	966	525	4	39	568
Currency translation difference	8	–	–	–	–
Acquisition of subsidiary or business	–	–	147	17	164
Additions	–	157	5	15	177
Disposals	–	(70)	–	(1)	(71)
Reclassifications	–	6	–	(6)	–
At 31 March 2006	974	618	156	64	838
Amortisation:					
At 1 April 2005	(139)	(193)	(1)	(15)	(209)
Currency translation difference	(1)	–	–	–	–
Disposals	–	40	–	2	42
Amortisation	–	(110)	(5)	(8)	(123)
Reclassifications	–	(2)	–	2	–
At 31 March 2006	(140)	(265)	(6)	(19)	(290)
Net book value at 31 March 2006	**834**	**353**	**150**	**45**	**548**
Cost:					
At 1 April 2004	956	395	–	23	418
Currency translation difference	1	–	–	–	–
Disposal of subsidiary	(12)	–	–	–	–
Additions	–	173	4	14	191
Disposals	(4)	(49)	–	–	(49)
Reclassifications	25	6	–	2	8
At 31 March 2005	966	525	4	39	568
Amortisation:					
At 1 April 2004	(144)	(123)	–	(10)	(133)
Currency translation difference	(1)	–	–	–	–
Disposal of subsidiary	3	–	–	–	–
Disposals	4	28	–	–	28
Amortisation	–	(98)	(1)	(5)	(104)
Impairment	(1)	–	–	–	–
At 31 March 2005	(139)	(193)	(1)	(15)	(209)
Net book value at 31 March 2005	827	332	3	24	359

Other intangible assets include capitalised technology platforms, other software costs, trade names and market memberships that do not represent an equity investment.

Amortisation of sales commissions is included in cost of sales in the income statement and amortisation of other intangibles is included in administrative expenses. Impairment losses, if any, are included in administrative expenses in the income statement.

Acquisitions during the year related primarily to the acquisition of customer relationships, technology platforms and trade names of Refco Inc. Further details, including the methodology for valuing the intangible assets acquired, are provided in Note 30. The following useful lives have been determined for these intangible assets:

Customer relationships	15 years
Technology assets	3-5 years
Trade names	14 years

The reclassification of goodwill in the comparative year was an earnout adjustment relating to an increase in the estimate of the earnout in relation to the acquisition of Man Investments Australia Limited.

12. Intangible assets continued

(a) Impairment tests for goodwill
Goodwill is allocated to cash generating units equivalent to each of the Group's acquisitions categorised by business segment. The carrying amounts are presented below:

	2006 $m	2005 $m
Asset Management:		
Glenwood	76	76
RMF	621	621
Man Investments Australia	76	69
	773	766
Brokerage:		
GNI	52	52
Fox	7	7
Union Cal	1	1
FADC	1	1
	61	61
	834	827

To determine whether impairment exists, the carrying value of goodwill is compared with the asset's recoverable amount on an annual basis at the balance sheet date. All of the recoverable amounts were calculated based on 'value in use'. To calculate the value in use, an estimate of future cash flows from each acquisition and expectations about possible variations in the amount of these cash flows, have been considered, including where acquired businesses have been integrated into existing businesses. An appropriate risk-adjusted pre-tax discount rate is applied to these future cash flows, resulting in a balance representing their value in use, which is compared with the carrying value of goodwill to determine whether impairment exists.

The key assumptions used by management for value in use calculations for each acquisition, by business segment, include:

	Rates (p.a)
Asset Management:	
Net management fee growth	5%
Net performance fee growth	0%
Discount rate	10%
Brokerage:	
Growth rate	0%
Discount rate	10%

A range of growth rates is used to simulate expected best and worst case scenarios, taking into consideration past performance and expectations for market development. The growth rates used in the discounted cashflow models are conservative in that they are lower than management's expectations and those included in the budgets for future years. In Asset Management, even if the growth rates applied to net management fee income were reduced to zero and net performance fee income excluded altogether, there would still be no impairment to goodwill.

Discount rates used are pre-tax and reflect estimates that the market would expect of an investment with an equivalent risk profile.

As a result of these calculations, no impairment was identified.

(b) Intangible assets with indefinite useful lives
The aggregate amount of market memberships that have been determined to have indefinite useful lives is $2 million (2005: $1 million). This amount is included in other intangibles assets and is allocated to the Brokerage division. Market memberships are required for ongoing trading.

(c) Intangible assets with finite useful lives
Intangible assets with a finite life are amortised on a straight line basis over their useful lives. In addition these are reviews for impairment if there are any indications of impairment. No indications of impairment were evidenced during the year.

13. Investment in associates and joint ventures

	Associates $m	Joint Ventures $m	Total $m
At 1 April 2005	242	8	250
Currency translation difference	(18)	–	(18)
Acquisitions	10	–	10
Share of post-tax profit	33	–	33
Tax borne by partner companies	11	–	11
Dividends received	(38)	(2)	(40)
Impairment	–	(4)	(4)
At 31 March 2006	**240**	**2**	**242**
At 1 April 2004	256	14	270
Currency translation difference	4	–	4
Additions	1	–	1
Businesses sold	(34)	–	(34)
Disposals	(1)	(3)	(4)
Dividends received	(15)	(4)	(19)
Share of post-tax profit	23	1	24
Tax borne by partner companies	10	–	10
Reclassification	(2)	–	(2)
At 31 March 2005	242	8	250

(a) Investments in associates

The Group has one principal investment in an associate, BlueCrest Capital Management Limited. The directors consider that to give full particulars of all associate and joint venture undertakings would result in a statement of excessive length. Further details are given in Principal Group Investments on page 125.

Tax borne by partner companies relates to tax on the Group's share of pre-tax profits of the relevant associates.

The investment in BlueCrest includes goodwill of $174 million (2005: $182 million). The decrease in the year relates to currency movements. This is tested for impairment by comparing the carrying value of the goodwill with the asset's recoverable amount on an annual basis at the balance sheet date. A value in use basis is used to calculate the recoverable amount by estimating the future cash flows for net management fee income and net performance fee income and discounting them at an appropriate risk-adjusted pre-tax discount rate. The discount rate applied is 10% and net management fee income is assumed to grow at 5% per annum and net performance fee income is assumed to remain constant (no growth). As a result of these calculations, no impairment was identified.

BlueCrest Capital Management Ltd has a statutory accounting reference date of 30 November. In respect of the year ended 31 March 2006, this company has been included based on financial statements drawn up to 30 November 2005, taking into account any changes in the subsequent period from 1 December 2005 to 31 March 2006 that would materially affect the results.

As stated in the Principal Accounting Policies there are some instances where the Group has investments in certain fund entities over which it is able to exert significant influence but not control. These are classified as associates. The Group has applied the scope exclusion within IAS 28 'Investments in Associates' for mutual funds, unit trusts and similar entities and has classified such holdings as short-term investments and measured them at fair value through the income statement in accordance with IAS 39. However, in accordance with IAS 28, the summarised financial information relating to these investments is included in the table below. The investments in these fund entities are either 'liquidity' investments, to aid investors wishing to buy and sell investments in the fund entities, or 'seeding' investments. These investments are not held for the long-term and there are frequent changes in the level of the Group's ownership of investments.

The summarised aggregate financial information of associates where an economic interest is held is as follows:

Year ended 31 March 2006	Assets $m	Liabilities $m	Revenues $m	Pre-tax profit/(loss) $m	Weighted average interest held %
BlueCrest Capital Management	105	(52)	329	210	25.00
Fund entities held at fair value through profit or loss	7,770	(1,461)	605	453	2.60
Other associates where equity accounting is applied	206	(89)	64	(3)	21.86
	8,081	(1,602)	998	660	
Year ended 31 March 2005					
BlueCrest Capital Management	106	(56)	153	90	25.00
Fund entities held at fair value through profit or loss	13,106	(1,119)	401	195	0.46
Other associates where equity accounting is applied	99	(1)	3	(6)	23.70
	13,311	(1,176)	557	279	

13. Investment in associates and joint ventures continued
(b) Investment in joint ventures

The summarised aggregate financial information of joint ventures where an economic interest is held is as follows:

	2006 $m	2005 $m
Balance sheet:		
Non-current assets	2	2
Current assets	19	22
Current liabilities	(2)	(3)
Non-current liabilities	–	–
Net assets	19	21
Income statement:		
Income	6	8
Expenses	(4)	(4)
Profit for the year	2	4

14. Other non-current investments

	Available-for-sale financial assets $m	Financial assets at fair value through profit or loss $m	Total $m
At 1 April 2005	76	29	105
Currency translation difference	(1)	–	(1)
Businesses and subsidiaries acquired	105	–	105
Additions	2	30	32
Disposals	(99)	(2)	(101)
Reclassification	(2)	1	(1)
Impairment	(3)	–	(3)
Fair value adjustment	88	–	88
At 31 March 2006	**166**	**58**	**224**
At 1 April 2004	60	19	79
Currency translation difference	1	–	1
Additions	2	11	13
Disposals	(9)	(2)	(11)
Reclassification	1	–	1
Fair value adjustment	21	1	22
At 31 March 2005	76	29	105

The cumulative amount written off against other non-current investments at 31 March 2006 was $2 million (2005: $2 million).

Included in other non-current investments are the following:

	2006			2005		
	Available-for-sale financial assets $m	**Financial assets at fair value through profit or loss $m**	**Total $m**	Available-for-sale financial assets $m	Financial assets at fair value through profit or loss $m	Total $m
Listed securities:						
Equity investments in market seats	**43**	**–**	**43**	13	–	13
Unlisted securities:						
Private equity investments	**–**	**18**	**18**	–	17	17
Equity investments in US Limited Liability Partnerships	**7**	**–**	**7**	19	–	19
Equity investments in market seats	**115**	**–**	**115**	41	–	41
Investment in funds	**–**	**20**	**20**	–	–	–
Collateralised debt obligations	**–**	**17**	**17**	–	12	12
Other investments	**1**	**3**	**4**	3	–	3
	123	**58**	**181**	63	29	92
	166	**58**	**224**	76	29	105

Market seat memberships are classified as equity instruments as they provide the holder the same rights to an exchange as a market seat share. The fair values of listed market seat shares are determined by the quoted bid price at the balance sheet date. The fair values of unlisted market seat shares and memberships are determined using the exchange's internal auction process, where the last traded price is used to establish the fair value.

14. Other non-current investments continued

Financial assets held at fair value through profit or loss are designated as such upon initial recognition. The fair values of private equity investments are determined using the fair values of the underlying investments provided by the General Partner of the Limited Partnership. The fair values of collateralised debt obligation investments are provided by third party investment banks and are determined using financial models that take into account a number of factors, including general interest rate and market conditions, macroeconomic and deal-specific credit fundamentals, and the use of cash flow projections based on assumptions regarding default and recovery.

The fair values of equity investments in US limited liability partnerships are determined by using the fair values of the underlying investments, which may include private placements and other securities for which values are not readily available, and these are determined by the investment advisors of the respective underlying portfolio funds.

The carrying amount of the Group's other non-current investments are unhedged and are denominated in the following currencies:

	2006 $m	2005 $m
US dollars	**199**	85
Sterling	**2**	6
Euros	**20**	13
Other currencies	**3**	1
	224	105

The maximum credit risk exposure of non-current investments is equivalent to the fair value of the investments. Concentrations of credit risk with respect to non-current investments are not significant.

15. Deferred tax

Deferred taxes are calculated on all temporary differences under the liability method. The movement on the deferred tax account is as follows:

	2006 $m	2005 $m
At 1 April	**13**	20
Income statement credit/(charge)	**7**	(10)
Equity:		
Available for sale investments	**(28)**	(5)
Cash flow hedges	**–**	8
Share based payments	**16**	–
Acquisitions	**(4)**	–
At 31 March	**4**	13
Disclosed as:		
Deferred tax assets	**38**	24
Deferred tax liabilities	**(34)**	(11)
	4	13

Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets where it is probable that these amounts will be recovered.

No provision has been made for withholding tax and UK corporation tax which may arise in the event of overseas subsidiaries and associates distributing their remaining reserves, as there is no current intention to remit these reserves to the UK. The amount of unrecognised deferred tax relating to losses is an asset of $19 million (2005: $14 million).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the balances related to tax levied by the same taxation authority, and there is an intention to settle the balances net. An analysis of the gross deferred tax asset and liability balances is as follows:

Deferred tax assets:	2006 $m	2005 $m
Tax allowances over depreciation	**7**	6
Pension and other employee entitlements	**17**	19
Share based payments	**49**	14
Other	**8**	4
	81	43

15. Deferred tax continued

Deferred tax liabilities:	2006 $m	2005 $m
Fair value gains	**(45)**	(17)
Share-based payments	**(11)**	(3)
Goodwill and other intangibles	**(11)**	–
Other	**(10)**	(10)
	(77)	(30)

The amount of deferred tax asset expected to be recovered after more than one year is $76 million (2005: $41 million).

The amount of deferred tax liabilities expected to be settled after more than one year is $72 million (2005: $27 million).

The deferred tax (credit)/charge in the income statement comprises the following temporary differences:

	2006 $m	2005 $m
Tax allowances over depreciation	**–**	3
Pension benefits	**2**	–
Share-based payments	**(10)**	(9)
Fair value gains	**–**	3
Goodwill and other intangibles	**6**	4
Other	**(5)**	9
	(7)	10

16. Non-current receivables

	2006 $m	2005 $m
Loans to employees	**15**	18
Fund product financing	**17**	19
Other	**13**	5
	45	42

Loans to employees are provided under the Assisted Purchase Scheme as described in the Remuneration Report on page 67. The carrying value of loans to employees approximate their fair values and are based on cash flows discounted using an effective interest rate of 5.0% (2005: 5.0%).

Fund product financing and other loans to external parties are provided at commercial rates of interest and the carrying values reflect their fair values.

The interest rate and currency profile of non-current receivables are as follows:

	2006				2005			
	Floating $m	Fixed $m	Non-interest bearing $m	Total $m	Floating $m	Fixed $m	Non-interest bearing $m	Total $m
US dollar	**12**	**10**	**2**	**24**	13	11	–	24
Sterling	**–**	**–**	**15**	**15**	–	–	18	18
Hong Kong dollar	**–**	**–**	**6**	**6**	–	–	–	–
	12	**10**	**23**	**45**	13	11	18	42

The weighted average effective interest rate applicable to fixed interest loans is 4.8% (2005: 4.7%). The weighted average maturity or repricing date (whichever is earlier) of non-current receivables is 3.0 years (2005: 3.8 years). The maximum credit risk exposure of non-current receivables is equivalent to the fair value of the loans. Concentrations of credit risk with respect to non-current receivables are not significant.

17. Current trade and other receivables

	2006 $m	2005 $m
Trade receivables:		
Amounts owed by broker dealers on secured stock lending and borrowing	**9,590**	7,925
Securities transactions in the course of settlement	**3,242**	632
Futures transactions	**741**	502
Other trade receivables	**602**	368
Amounts owed by joint ventures and associates	**1**	1
Amounts owed by fund products	**419**	505
Prepayments and accrued income	**307**	115
Other categories of receivables	**143**	110
	15,045	10,158

The Group makes available short-term loans to fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. Accordingly, the amount of loans to funds will vary from one period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external re-financing initiative in the period.

Included in other trade receivables, amounts owed by fund products and prepayments and accrued income, are balances of $7 million (2005: $8 million), $26 million (2005: $77 million) and $37 million (2005: $29 million) respectively, that relate to fees receivable from, and loans made to fund products that meet the definition of an associate (see Note 13) and are thus included as related parties (Note 32).

Current trade and other receivables are denominated in the following currencies:

	2006 $m	2005 $m
US dollar	**10,052**	5,354
Sterling	**3,153**	4,305
Euro	**1,369**	422
Japanese yen	**114**	4
Australian dollar	**256**	57
Other	**101**	16
	15,045	10,158

Other currencies are predominantly Canadian dollar, Swiss francs, and Indian rupees.

Current trade and other receivables attract the following types of interest rates:

	2006 $m	2005 $m
Floating rate	**13,859**	9,358
Fixed rate	**49**	54
Non-interest bearing	**1,137**	746
	15,045	10,158

Amounts subject to floating interest rates principally comprise Brokerage trading accounts that earn interest at rates which fluctuate according to money market rates. Interest earned on these accounts is included in revenue in the income statement. The weighted average effective rate of interest on fixed rate loans is 4.8% (2005: 4.8%).

Credit risk disclosures with respect to trade receivables and loans to funds may be found in the Credit risk section of the Risk Management Review, on pages 45-46 of this Annual Report. Concentrations of credit risk with respect to current trade and other receivables are limited due to the Group's customer base being large and unrelated. As a result, the directors believe that no further credit risk disclosure is required.

18. Segregated balances

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling, at 31 March 2006, $14,796 million (2005: $8,173 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. The reason for their exclusion from the Group balance sheet is that the Group does not have a liability to its clients in the event that a third party depository institution, where the segregated funds are held, does not return all the segregated funds. The corresponding asset, which is not co-mingled with the Group's funds and over which the Group's control is severely restricted, is therefore not recognised on the Group balance sheet.

19. Derivative financial instruments

	2006		2005	
	Assets $m	**Liabilities $m**	Assets $m	Liabilities $m
Current:				
Interest rate swaps	–	–	–	2
Forward foreign exchange contracts	5	4	16	1
	5	4	16	3

	2006		2005	
	Assets $m	**Liabilities $m**	Assets $m	Liabilities $m
Non-current:				
Interest rate swaps	–	19	–	17
Currency swaps	–	72	–	15
	–	91	–	32

Forward foreign exchange contracts are predominantly used to cash flow hedge expected future Sterling and Swiss franc administrative expense payments. Where cashflow hedge accounting is applied, gains and losses included in equity on forward foreign exchange contracts will be released to the income statement when the hedged item affects profit or loss. The notional principal amounts of these outstanding forward foreign exchange contracts are $126 million (2005: $215 million).

Interest rate swaps are in place to swap the Group's fixed rate interest payments on private placement debt and the exchangeable bonds, to floating rate. The notional principal amounts of the outstanding interest rate swap contracts at 31 March 2006 are $1,160 million (2005: $1,170 million). At 31 March 2006 the fixed interest rates on the private placement debt vary from 4.84% to 6.15% and the floating rates vary from 5.53% to 6.94% (US dollar LIBOR plus 0.71% to 2.02%). At 31 March 2006 the fixed interest rates on the exchangeable bonds are 3.75% and the floating rates are 7.74% (Sterling LIBOR plus –0.81% to –0.87%).

Currency swaps are in place to match the exchangeable bonds' redemption value, denominated in Sterling, into the functional currency of the Company (US dollars) at the earliest exercise date by the Company. The notional principal amounts of the outstanding currency swap contracts are $655 million (2005: $712 million).

The cross currency and interest rate swaps relating to the exchangeable bonds are held at fair value through profit or loss.

20. Short-term investments

	2006 $m	2005 $m
Long stock positions held for matching CFD positions in Brokerage	**3,810**	1,972
Treasury bills	**593**	31
Mutual funds	**18**	–
Certificates of deposit	**725**	791
Floating rate notes	**449**	–
Clearing house deposits	**22**	71
Investments in fund products	**445**	224
	6,062	3,089

All short-term investments are classified as either held for trading, or designated at fair value through profit or loss.

Short-term investments are denominated in the following currencies:

	2006 $m	2005 $m
US dollar	**1,831**	789
Sterling	**3,053**	2,126
Euro	**930**	77
Other	**248**	97
	6,062	3,089

Short-term investments attract the following types of interest rates:

	2006 $m	2005 $m
Floating rate	**519**	123
Fixed rate	**1,288**	811
Non-interest bearing	**4,255**	2,155
	6,062	3,089

For fixed-interest bearing securities, the weighted average effective interest rate is 4.6% (2005: 4.9%).

The maximum credit risk exposure of short-term investments is equivalent to the fair value of the loans. Concentrations of credit risk are limited as the exposure is spread over a large number of counterparties and funds.

21. Current trade and other payables

	2006 $m	2005 $m
Trade payables:		
Amounts owed to broker dealers on secured stock lending and borrowing	**12,358**	9,915
Securities transactions in the course of settlement	**4,680**	697
Futures transactions	**1,519**	1,153
Short stock positions held for hedging	**620**	480
Other trade payables	**654**	281
Amounts owed to joint ventures and associates	**9**	7
Other taxation and social security costs	**41**	30
Accrued expenses	**455**	305
Other categories of payables	**85**	42
	20,421	12,910

Current trade and other payables are denominated in the following currencies:

	2006 $m	2005 $m
US dollar	**11,178**	4,590
Sterling	**6,048**	6,954
Euro	**2,285**	1,047
Swiss francs	**91**	47
Japanese yen	**271**	32
Australian dollar	**379**	192
Other	**169**	48
	20,421	12,910

Current trade and other payables attract the following types of interest rates:

	2006 $m	2005 $m
Floating rate	**19,454**	12,420
Fixed rate	**264**	–
Non-interest bearing	**703**	490
	20,421	12,910

The weighted average effective interest rate is 4.7%.

22. Borrowings

	2006 $m	2005 $m
Amounts falling due within one year		
Bank loans and overdrafts	**27**	3

	2006 $m	2005 $m
Amounts falling due after more than one year		
Bank loans	**–**	46
Private placement notes – senior debt	**291**	296
Private placement notes – subordinated debt	**199**	152
Floating rate notes – subordinated debt	**398**	–
Exchangeable bonds	**609**	641
	1,497	1,135

Non-current bank loans represent amounts drawn against the Group's long-term committed facilities at year-end. These facilities are available until June 2009. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities. The Group's facilities are outlined in the 'Available liquidity' section of the Risk Management review on page 48.

The private placement notes comprise: (1) US$160 million 5.47% subordinated notes issued in March 2004 and due March 2014. The interest rate is fixed to 16 March 2009 and thereafter is US dollar LIBOR plus 2.62%; (2) US$300 million senior notes issued in May 2004. These senior notes comprise: $45 million at US dollar LIBOR plus 0.61% and due May 2007; $145 million 4.84% notes due May 2009; $60.5 million 5.34% notes due May 2011; and $49.5 million 5.93% notes due May 2014; and (3) US$50 million 6.15% subordinated notes issued in August 2005 and due August 2015. The interest rate is fixed to 30 August 2010 and thereafter is US dollar LIBOR plus 2.27%.

Interest rate swaps are in place to swap the Group's fixed rate interest payments on subordinated and senior debt to floating rate (Note 19).

The subordinated floating rate notes consist of US$400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar LIBOR plus 1.65%.

Forester Limited, a special purpose entity (details in Note 33), has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option at any time to exchange for Man Group plc ordinary shares at an initial exchange price of £12.82 (the exchange price is subject to adjustment in accordance with the terms of the bonds); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; and (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares. On 5 November 2004, the terms and conditions of the exchangeable bonds were amended to remove the option, which Forester Limited had, to settle in cash rather than shares, upon exercise of an exchange right by a bond holder.

The maturity of non-current borrowings at their contractual repricing dates are as follows:

	2006 $m	2005 $m
Amounts falling due:		
Between one and two years	**45**	–
Between two and five years	**1,346**	1,026
More than five years	**106**	109
	1,497	1,135

The carrying amounts of short-term borrowings approximate their fair values. The carrying amounts and fair values of non-current borrowings are as follows:

	2006		2005	
	Fair value $m	**Carrying amounts $m**	Fair value $m	Carrying amounts $m
Bank loans	**–**	**–**	46	46
Private placement notes – senior debt	**296**	**291**	299	296
Private placement notes – subordinated debt	**205**	**199**	155	152
Floating rate notes – subordinated debt	**405**	**398**	–	–
Exchangeable bonds	**663**	**609**	696	641
	1,569	**1,497**	1,196	1,135

The fair value of the exchangeable bonds is determined by reference to their listed price on the London Stock exchange. Bank loans, private placement notes (including the effect of fixed-to-floating interest rate swaps held as hedges) and floating rate notes are subject to floating rates of interest and the carrying amounts reflect their fair values.

22. Borrowings continued

The weighted average effective interest rates at the balance sheet dates, including and excluding the effect of interest rate swaps, are as follows:

	2006		2005	
	Including swaps %	**Excluding swaps %**	Including swaps %	Excluding swaps %
Bank loans and overdrafts	**–**	–	5.6	5.6
Private placement notes – senior debt	**5.7**	5.3	3.7	5.0
Private placement notes – subordinated debt	**7.1**	5.9	5.3	5.7
Floating rate notes – subordinated debt	**n/a**	6.2	–	–
Exchangeable bonds	**7.7**	7.7	8.0	7.7

The Group's fixed rate borrowings have been swapped to floating rate for the duration of the fixed interest period. All of the Group's borrowings are thus subject to floating rate charges, exposing the Group to cash flow interest rate risk. The exposure of the Group to interest rate changes when borrowings reprice is as follows:

	Less than 1 year $m	1-2 years $m	2-3 years $m	3-4 years $m	4-5 years $m	More than 5 years $m	Total $m
Total borrowings	–	45	151	749	446	106	1,497
Effect of interest rate swaps	–	–	–	1	1	4	6
	–	45	151	750	447	110	1,503

It is the Group's intention to renegotiate each borrowing that is subject to repricing prior to the repricing date.

The carrying amounts of the Group's borrowings before the effect of cross-currency swaps are denominated in the following currencies:

	2006 $m	2005 $m
US dollar	**888**	494
Sterling	**609**	641
	1,497	1,135

The undrawn committed facilities available are:

	2006 $m	2005 $m
Expiring in one year or less	**130**	130
Expiring beyond one year	**2,325**	2,275
	2,455	2,405

23. Provisions

	2006 $m
At 1 April 2005	–
Refco integration costs charged in the year	6
At 31 March 2006	**6**

The charge for Refco integration costs relates to redundancy provisions. These payments will be made in the first half of the year ending 31 March 2007.

24. Share capital

	2006		2005	
	Number	**$m**	Number	$m
Authorised	**450,000,000**	**81**	450,000,000	81

	2006		2005	
Allotted and fully paid	**Number**	**$m**	Number	$m
At 1 April	**307,717,013**	**55**	310,303,937	56
Issue of shares:				
Employee share awards/options	**1,042,627**	**–**	759,907	–
In relation to the Refco acquisition	**7,447,804**	**1**	–	–
Purchase and cancellation of own shares	**(8,551,000)**	**(1)**	(3,346,831)	(1)
At 31 March	**307,656,444**	**55**	307,717,013	55

Ordinary shares have a par value of 18 cents per share (2005: 18 cents per share). All issued shares are fully paid.

There remain outstanding at 31 March 2006, options to acquire 1,115,064 (2005: 1,123,737) ordinary shares granted under the Executive Share Option Scheme 2001, options to acquire 670,195 (2005: 577,592) ordinary shares granted under the Inland Revenue approved sharesave scheme and options to acquire 102,689 (2005: 88,448) ordinary shares granted under the US Internal Revenue Code qualifying Employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2006 and 2015, at prices ranging from 744p to 1570p.

On 17 November 2005, the Company placed for cash 7,447,804 ordinary 18 cent shares, raising $215 million, to rebuild its regulatory capital headroom following the Refco acquisition.

During the year, the Company repurchased 8,551,000 (2005: 3,346,831) ordinary shares at a total cost of $230 million (2005: $78 million). These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

In addition, 50,000 unlisted deferred Sterling shares (2005: 50,000) with a par value of £1 per share (2005: £1 per share) were issued on 29 July 2004. These shares are necessary to continue to comply with Section 118 of the Companies Act 1985, following the redenomination of the ordinary share capital into ordinary shares of 18 US cents each on that date. The deferred Sterling shares have no rights to participate in the profits of the Company, no rights to attend, speak or vote at any general meeting and no right to participate in any distribution in a winding up except for a return of the nominal value of the shares after the return on the nominal amount paid up on every other class of share and the distribution of £100,000,000,000 to every other holder of every other class of share. It is intended that these shares will always be held by a director of the Company and they are currently held by the director holding the office of Chief Executive.

25. Capital reserves

			Other Capital Reserves		
	Share premium account $m	Merger reserve $m	Capital redemption reserve $m	Equity component of exchangeable bonds $m	Total $m
At 1 April 2005	354	722	4	218	222
Currency translation difference	–	–	–	–	–
Issue of ordinary share capital	237	–	–	–	–
Purchase and cancellation of own shares	–	–	1	–	1
At 31 March 2006	**591**	**722**	**5**	**218**	**223**
At 1 April 2004	337	729	4	–	4
Currency translation difference	(1)	(7)	(1)	–	(1)
Issue of ordinary share capital	18	–	–	–	–
Purchase and cancellation of own shares	–	–	1	–	1
Recognition of equity component of the exchangeable bonds	–	–	–	218	218
At 31 March 2005	354	722	4	218	222

The merger reserve relates to the acquisition of the RMF Investment Group in May 2002.

26. Revaluation reserves and retained earnings

	Available for sale reserve $m	Cash flow hedge reserve $m	Retained earnings: Own shares held by ESOP trust $m	Retained earnings: Cumulative translation adjustment $m	Retained earnings: Profit and loss account $m	Retained earnings: Total $m
At 1 April 2005	29	–	(111)	14	1,427	1,330
Currency translation difference	(1)	–	9	(25)	(18)	(34)
Purchase and cancellation of own shares	–	–	–	–	(230)	(230)
IFRS 2 charge for the period	–	–	–	–	52	52
Purchase of own shares by ESOP trusts	–	–	(16)	–	(30)	(46)
Disposal of own shares by ESOP trusts	–	–	46	–	(17)	29
Fair value gains/(losses) taken to equity	88	(5)	–	–	–	–
Deferred tax (charge)/credit on revaluation	(28)	–	–	–	16	16
Transfer to income statement on realisation	(18)	3	–	–	–	–
Dividends	–	–	–	–	(221)	(221)
Retained profit	–	–	–	–	1,014	1,014
At 31 March 2006	**70**	**(2)**	**(72)**	**(11)**	**1,993**	**1,910**
At 1 April 2004	19	20	(123)	–	782	659
Currency translation difference	–	–	(3)	14	13	24
Purchase and cancellation of own shares	–	–	–	–	(78)	(78)
IFRS 2 charge for the period	–	–	–	–	46	46
Purchase of own shares by ESOP trusts	–	–	(26)	–	(36)	(62)
Disposal of own shares by ESOP trusts	–	–	41	–	(8)	33
Fair value gains/(losses) taken to equity	21	(27)	–	–	–	–
Deferred tax (charge)/credit on revaluation	(5)	8	–	–	–	–
Transfer to income statement on realisation	(6)	(1)	–	–	–	–
Dividends	–	–	–	–	(177)	(177)
Retained profit	–	–	–	–	885	885
At 31 March 2005	29	–	(111)	14	1,427	1,330

The available for sale reserve represents the unrealised change in the fair value of available for sale investments. The cash flow hedge reserve represents the net gains on effective cash flow hedging instruments that will be recycled to the income statement when the hedge transaction affects profit or loss. These reserves are not distributable.

Own shares are held by Employee trusts, which have been established for the purposes of satisfying certain share-based awards. Further details of the Employee trusts have been provided in Note 34.

The cumulative translation adjustment reserve represents cumulative foreign exchange adjustments arising on the consolidation of subsidiaries with non-US dollar functional currencies. These adjustments, which were set to zero as at the Group's transition date for IFRS (1 April 2004) will be recycled through the income statement on disposal of the foreign currency subsidiaries. The amount recycled to the income statement in both 2006 and 2005 was nil.

27. Cash generated from operations

	2006 $m	2005 $m
Profit for the period	**1,014**	885
Adjustments for:		
– Income tax	**222**	173
– Finance income	**(185)**	(116)
– Finance expense	**140**	77
– Share of results of associates and joint ventures	**(33)**	(24)
– Depreciation of tangible fixed assets	**26**	25
– Amortisation of intangible fixed assets	**123**	104
– Share based payments expense	**52**	46
– Loss on disposal of businesses	**–**	7
– Fair value gains on available for sale financial assets	**(18)**	(6)
– Impairment charges	**6**	–
– Net gains on financial instruments	**(5)**	(211)
– Decrease in provisions	**(13)**	(4)
– Other non-cash movements	**(21)**	(10)
	1,308	946
Changes in working capital:		
– Increase in receivables	**(4,858)**	(3,077)
– Increase in other financial assets	**(2,962)**	(749)
– Increase in payables	**7,455**	3,710
Cash generated from operations	**943**	830

28. Contingent liabilities

Contingent liabilities
Man Financial Inc., a US subsidiary of the Group, was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ('PAAF') and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF, and as such does not consider that it is responsible for the losses suffered by PAAF investors. Accordingly, Man Financial will vigorously defend the proceedings brought against it. This matter is not expected to have a material financial impact on the Man Group.

29. Financial commitments

(a) Operating leases

The Group leases office premises under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Land and Buildings	
	2006 $m	2005 $m
Annual commitments at 31 March in respect of non-cancellable operating leases expiring:		
Within one year	**4**	2
Later than one year and no later than five years	**19**	5
Over five years	**11**	16
	34	23

(b) Capital commitments

	2006 $m	2005 $m
Expenditure contracted for but not provided for in the financial statements	**–**	–

30. Acquisitions

On 25 November 2005 the Group acquired the customer accounts, balances and certain other assets of Refco Inc., comprising primarily all of the employees and business of Refco's regulated futures brokerage, and its institutional foreign exchange platform and employees. The rights to the European operations of Refco Inc. were immediately assigned to Marathon Asset Management. The assets of Refco's Singapore business were acquired on 6 December 2005 and Refco's 20% shareholding in the Taiwanese operation Polaris Refco Futures on 6 February 2006. Refco's legal entities in Canada (100%) and India (70%) were acquired on 31 January 2006 and 28 February 2006 respectively.

The assets and liabilities arising from the acquisition are as follows:

	Book value $m	Provisional fair value $m
Property, plant and equipment	10	10
Intangible assets:		
Customer relationships	–	147
Technology assets	–	16
Trade name	–	1
Investment in an associate – 20% holding in Polaris Refco Futures	9	10
Exchange seats (included in available for sale financial assets)	105	105
Trade and other receivables	50	42
Derivative financial instruments	11	11
Cash and cash equivalents	7	7
Current tax asset	1	1
Trade and other payables	(33)	(33)
Deferred tax liability	–	(4)
Minority interests	(8)	(8)
Net assets acquired	152	**305**

Purchase consideration	
Cash paid	296
Cash payable	1
Assumed liabilities with respect to the Refco UK business	37
Acquisition costs	11
Total purchase price	345
Less assignment of the Refco UK business	(37)
Less disposal of Hanmag Refco Futures Corp	(3)
Net consideration	**305**

30. Acquisitions continued
All intangible assets, which have been independently valued, were recognised at their respective fair values. Customer relationships are the principal source of value in the acquired Refco business. The methodology used for estimating the fair value of customer relationships was based on the discounted cash flow method, incorporating the residual profit or excess earnings method. Refco's internally developed technology, which represents a valuable intangible asset in the operation of its business, includes the following systems: Risk Watch, Order Xpress and QV Trader Studio. These technology assets were valued using the replacement cost approach. The royalty savings approach was applied in valuing the Lind Waldock trade name. The valuation of the customer relationships was calculated using a discount rate equivalent to the implied internal rate of return derived from management's cash flow projections and the total fair value of the Refco acquired businesses under the market approach. The results of applying these valuation techniques suggested the existence of a small amount of negative goodwill. On reassessing the subjective nature of the inputs to the valuation models and the uncertainties around the projected cash flows caused by the bankruptcy situation of Refco at the time of acquisition, management consider it appropriate to discount further the valuation of customer relationships to reduce to nil any potential negative goodwill.

Polaris Refco Futures is a publicly traded company on the Taiwan OTC Exchange; its share price was taken as a direct indication of fair value.

The provisional allocation of the purchase consideration to the assets acquired will be reviewed based on additional information up to 31 March 2007. Based on current available information management do not expect that any net adjustments resulting from such reviews will have a material effect on the financial position or results of the Group's operations.

For the period from acquisition date to 31 March 2006, the acquired businesses contributed to the Brokerage segmental results:

	$m
Revenue	146
Cost of sales	(95)
Administrative expenses	(58)
Operating loss before exceptional items	(7)
Net finance expense	(14)
Loss before tax and exceptional items	**(21)**
Exceptional Refco integration costs	(70)
Loss before tax	**(91)**
Net operating cash outflow	(560)

As a result of the particular circumstances leading to the bankruptcy of Refco, the accounting records of the business are incomplete and it is therefore not practical or meaningful to disclose the financial results of Refco as if the acquisition had taken place at the beginning of the financial year.

There were no acquisitions in the prior accounting period.

31. Disposals

	2006 $m	2005 $m
Total assets carrying value	–	65
Total liabilities carrying value	–	(18)
Net assets	–	47
Residual share of net assets of subsidiary reclassified as other non-current investments	–	(2)
Net assets disposed	–	45
Loss on disposal	–	(3)
	–	42
Consists of:		
Proceeds received	–	37
Deferred consideration	–	5
	–	42

There were no disposals in the current accounting period.

For the year to 31 March 2005, the Group sold the majority of its holding in Westport Private Equity Limited and its entire holding in Parallel Private Equity Holdings Limited, an associate.

32. Related party transactions

The following transactions were carried out with related parties:

(a) Transactions and balances with related entities

During the year the following categories of related entities relationships occurred:

Entity type	Description of relationship	Description of transactions
Associates and joint ventures	Investor and/or trading advisor	Seeding and liquidity investments, loans to fund products, external refinancing guarantees, asset management performance, management and other fees, brokerage commissions, and interest and dividend income.

Sales/(purchases) of services with related parties during the financial year, excluding key personnel compensation:

	2006 $m	2005 $m
Asset Management:		
Management fee income	**124**	191
Performance fee income	**60**	24
Other fee income	**13**	14
Interest income	**5**	7
Brokerage commission income	**21**	10
Dividend income	**40**	19
	263	265

All transactions between related parties are carried out on an arm's length basis.

Year-end balances arising from sales/purchases of services with related parties during the financial year, excluding key personnel compensation:

	2006 $m	2005 $m
Receivables from related entities	**71**	115
Loans to related entities	**9**	7

(b) Key management compensation

	2006 $000	2005 $000
Salaries and other short-term employee benefits	**37,865**	25,219
Post-employment benefits	**209**	196
Termination benefits	**3,465**	–
Share-based payments	**9,320**	4,144
	50,859	29,559

	2006 $000	2005 $000
Loans to key management	**5,645**	8,822

Further information on directors' emoluments, options, share awards and loans is given in the Remuneration Report on pages 66 to 71, and in Note 5(e).

33. Special purpose entity
The Group has one special purpose entity, Forester Limited, which is consolidated into the Group for accounting purposes but is not a member of the Group. Forester Limited was incorporated in Guernsey as a company limited by shares on 1 November 2002. All its issued shares are for and on behalf of Guernsey Trust Company Limited. On 12 November 2002, Forester Limited issued exchangeable bonds (details in Note 22) which provided the Group with additional funding.

34. Employee trusts

The accounts of the employee trusts have been included in these accounts. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was $72 million (2005: $49 million).

At 31 March 2006 the net assets of the employee trusts amounted to $183 million (2005: $140 million). These assets include 4,199,033 (2005: 6,103,428) ordinary shares in the Company. These shares are recorded at cost and shown as a deduction from shareholders' funds. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01p of the interim dividend for the year ending 31 March 2006 on each of 3,563,181 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2005 interim: 5,815,716 shares) and all but 0.01p of the final dividend for the year ending 31 March 2005 on each of 4,226,738 of the ordinary shares registered in its name at the relevant date for eligibility for the final dividend (2004 final: 5,827,923 shares).

35. Exchange rates
The following US dollar rates of exchange have been used in preparing these financial statements.

	Year-end rates		Average rates	
	2006	2005	**2006**	2005
Australian dollar	**1.4002**	1.2942	**1.3282**	1.3515
Euro	**0.8262**	0.7715	**0.8210**	0.7941
Sterling	**0.5759**	0.5298	**0.5600**	0.5417
Swiss franc	**1.3052**	1.1955	**1.2744**	1.2240

36. Transition to IFRS
The Group's IFRS adoption date is 1 April 2005 and the financial statements for the year ended 31 March 2006 are the first annual financial statements that comply with IFRS, which have been prepared as described in the Principal Accounting Policies on pages 75-80 of this report. The Group's transition (to IFRS) date is 1 April 2004 and an opening balance sheet has been prepared at that date.

The Group reported under UK GAAP in its previously published financial statements for the year ended 31 March 2005. The following reconciliations provide a quantification of the effect of the transition on net assets under UK GAAP to IFRS at 1 April 2004, and net assets and profit from UK GAAP to IFRS at 31 March 2005:

An explanation of the significant adjustments arising from the adoption of IFRS is set out below.

Exchangeable bonds (IAS 32/39)
The UK GAAP approach was to treat the exchangeable bonds as debt instruments, without anticipating exchange. Under IFRS, the exchangeable bonds are compound financial instruments as defined by IAS 32. As such, the debt and conversion option components have to be separately classified and measured. As at 12 November 2002, the date of issue, the fair value of the exchangeable bonds in US dollar terms was $735 million, the debt component being $598 million with the remaining $137 million allocated to the conversion option. The fair value of the debt component was determined on the issue date using a market interest rate for an equivalent non-exchangeable bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The finance cost charged to the income statement includes the discount (which did not exist under UK GAAP), interest coupon and issue costs. The remainder of the proceeds received on issue was allocated to the conversion option. From 5 November 2004, when the cash settlement alternative option that existed on issue was revoked and a US dollar/Sterling cross currency swap put in place, the conversion option was recognised as an equity instrument as part of equity (included in other capital reserves) and not subsequently remeasured. Before this date, the conversion option was classified as a derivative within liabilities and fair valued through the income statement. As a result of movements in Man Group plc's share price during the period between 12 November 2002 and 5 November 2004, under IFRS the fair value gains and losses on the conversion option posted to the income statement are significant in the comparative year to 31 March 2005, but will not reoccur in future periods.

The Group has entered into interest rate swap agreements to hedge the fixed interest rate on the exchangeable bonds into a floating rate. Hedge accounting was applied to these swaps under UK GAAP; under IFRS, hedge accounting cannot be achieved and these swaps are fair valued through the income statement.

Hedge accounting (IAS 39)
The Group currently applies hedge accounting in a limited number of instances. The main application of hedge accounting is to future Sterling and Swiss franc overhead payments. The other application is to interest rate swaps used to swap fixed interest rates to floating rates on US private placement debt.

Under UK GAAP, fair value movements on hedging derivatives were deferred off balance sheet and recognised in the same period in which gains or losses on the hedged item were recognised. Under IAS 39, for cash flow hedges, such as the hedge of non-US dollar overheads, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. Gains and losses relating to any ineffective portion are recognised immediately in the income statement. Fair value gains and losses accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast payment that is hedged takes place). Under IAS 39, for fair value hedges, such as the hedging of interest rates, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Pensions (IAS 19)
Under UK GAAP, the Group accounted for pensions in accordance with SSAP 24, which spreads the costs of providing benefits over the estimated average remaining service lives of the employees. The Group has applied the IFRS 1 exemption to recognise all cumulative actuarial gains and losses in relation to employee defined benefit schemes at the date of transition, 1 April 2004. The standard permits a number of options for the recognition of actuarial gains and losses going forward. The Group's policy is to apply the 'corridor' approach requiring actuarial gains and losses in excess of 10% of the greater of the scheme's assets and defined benefit obligations to be recognised in the income statement, but spread over the estimated average remaining working lives of the employees concerned.

Goodwill (IFRS 3)
UK GAAP requires goodwill to be amortised over its estimated useful life, which the Group has typically estimated to be between three and 15 years. Under IFRS, goodwill is considered to have an indefinite life and is therefore not amortised, but is subject to an annual impairment test. The value of goodwill is therefore frozen as at the transition date and amortisation reported under UK GAAP for the financial year ended 31 March 2005 has been reversed as an IFRS adjustment.

Dividends (IAS 10)
Under UK GAAP normal practice was to account for dividends proposed relating to any given accounting period in that period. Under IFRS, a dividend is not recognised as a liability until the dividend is declared (and approved if required), which is usually after the accounting period to which it relates. Accordingly, there is an IFRS adjustment to the 1 April 2004 balance sheet for the final dividend for the financial year ended 31 March 2004, which is not recognised until the first half of the following financial year. The balance sheet for 31 March 2005 contains a similar adjustment.

Grossing-up of Man Financial's assets and liabilities (IAS 32)
In the UK GAAP financial statements, where Man Financial acts as an intermediary and assumes minimal risk, the Group's policy was for assets and liabilities to be netted on the balance sheet. Under IFRS, netting is only permitted where there is the ability and the intention to settle net. This is often not the case for Man Financial, hence certain assets and liabilities on the Group's balance sheet are required to be grossed-up.

Reclassification of various assets as intangibles (IAS 38)
IAS 38 revises the UK GAAP definition of an intangible asset with the result that a wider range of assets meets the definition.

Sales commissions are paid when a fund product is first launched. Under both UK GAAP and IFRS these commissions are capitalised on the balance sheet and amortised over the period over which the Group expects the investor to be invested in the fund product, currently estimated to be a weighted average of five years. Under UK GAAP these sales commissions were classified as prepayments, within debtors; under IFRS they are classified as intangible assets.

Computer software was included within tangible fixed assets under UK GAAP. Under IFRS, only computer software which is integral to another fixed asset is included in fixed assets. All other computer software is classified as an intangible asset.

Exchange shares/market seats and long-term investments in funds (IAS 39)
Under UK GAAP, Man Financial's exchange shares and market seats, and investments in the funds held by Man Investments for the long-term, were classified as fixed asset investments and held at cost less any impairment. Under the IFRS definition of a financial asset the majority are classified as available for sale assets and measured at fair value, with gains and losses, except impairment losses, being posted to equity and recycled through the income statement on disposal of the asset.

Other adjustments
There are a number of other less significant adjustments and reclassifications, which include:
- **Functional currency (IAS 21):** The functional currency of each Group entity has been reviewed. Under IFRS, the functional currency of certain entities has changed to US dollars to reflect the functional currency of the parent company.
- **Share-based payments (IFRS 2):** The treatment under UK GAAP was to charge the intrinsic value of share awards/grants as at the date of award/grant to the income statement. Where shares or options are granted at no cost to the employee (such as the Group's Co-investment scheme and long-term incentive plan) the income statement was charged with an amount equal to the market price on the date of award/grant, spread over the performance period. For share options granted at market price, there was no charge to the income statement. In accordance with IFRS 2, for those equity-settled share awards/grants made after 7 November 2002, which had not vested at 1 April 2004, which covers the majority of unvested awards/grants, the charge to the income statement represents the fair value of the award/grant at the date of award/grant and is spread over the vesting period. The Group has used appropriate present economic valuation models and methodologies for calculating the fair value of each share award/option, including using a binomial option pricing model for valuing executive share options. Although the calculation is different, the resultant charge is not materially different from that under UK GAAP.
- **Effective interest method (IAS 39):** IAS 39 requires receivables and certain financial liabilities to be measured at amortised cost using the effective interest method. Largely as a result of discounting certain long-term receivables and payables, the application of the effective interest method has resulted in a small net change to the finance charge.
- **Taxation (IAS 12):** The scope of IAS 12 'Income taxes' is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences as under UK GAAP. The main additional provisions for the Group for deferred tax assets/liabilities, required by IFRS, relate to the provision of deferred tax in respect of the Group's liabilities under its defined pension schemes arrangements and on other employee benefits such as share award/option schemes. Deferred tax is provided on unrealised fair value gains/losses relating to hedging instruments and available for sale assets.
- **Share of results of associates/joint ventures (IAS 28/31):** Under UK GAAP, the Group's share of operating profit/loss from associates and joint ventures was shown before interest and tax – these were included in the interest and taxation lines on the income statement. IFRS requires the profit/loss from associates and joint ventures to be shown as a single figure, representing the net profit/loss attributable to the Group. This leads to a reclassification adjustment removing the share of the associates'/joint ventures' interest and tax from those lines in the income statement and include them in the share of operating profit/loss from the associates and joint ventures line.
- **Cash flows (IAS 7):** The adoption of IFRS did not result in any material changes to cash flows in the Group.

Transition report
The Group issued an IFRS Transition Report on 5 July 2005 ('the Transition Report') which set out the provisional accounting policies expected to be applied in the preparation of the financial statements for the year ending 31 March 2006 and the restated comparatives for the half year ended 30 September 2004 and full year ended 31 March 2005 and also provided reconciliations to the previously reported UK GAAP figures. The Transition Report can be found on the Group's website at www.mangroupplc.com

Reconciliation of UK GAAP Group balance sheet at 1 April 2004 to the IFRS Group balance sheet

Balance sheet at 1 April 2004	UK GAAP (note (b)) $m	IFRS presentation Reclassification $m	UK GAAP $m	Exchangeable bonds IAS 32/39 $m
Non-current assets				
Property, plant and equipment	69	–	69	–
Goodwill	812	–	812	–
Other intangible assets	–	–	–	–
Investments in associates and joint ventures	270	–	270	–
Other investments	46	–	46	–
Deferred income tax assets	10	–	10	–
Non-current receivables	265	–	265	–
	1,472	–	1,472	–
Current assets				
Trade and other receivables	3,200	(19)	3,181	1
Current tax assets	–	8	8	–
Derivative financial instruments	–	11	11	–
Short-term investments	2,393	–	2,393	–
Cash and cash equivalents	1,702	–	1,702	–
	7,295	–	7,295	1
Total Assets	**8,767**	**–**	**8,767**	**1**
Non-current liabilities				
Long-term borrowings	(1,006)	49	(957)	113
Deferred tax liabilities	–	–	–	–
Pension obligations	–	–	–	–
Other creditors	(3)	(49)	(52)	–
	(1,009)	–	(1,009)	113
Current liabilities				
Trade and other payables	(5,404)	22	(5,382)	–
Current tax liabilities	(162)	(8)	(170)	–
Short-term borrowings and overdrafts	(143)	–	(143)	–
Derivative financial instruments	–	(14)	(14)	(428)
	(5,709)	–	(5,709)	(428)
Total Liabilities	**(6,718)**	**–**	**(6,718)**	**(315)**
Net Assets	**2,049**	**–**	**2,049**	**(314)**
Equity				
Share capital	57	–	57	–
Share premium account	337	–	337	–
Merger reserve	729	–	729	–
Other capital reserves	4	–	4	–
Available for sale reserve	–	–	–	–
Cash flow hedge reserve	–	–	–	–
Retained earnings	921	–	921	(314)
	2,048	–	2,048	(314)
Equity minority interests	1	–	1	–
Total Equity and Reserves	**2,049**	**–**	**2,049**	**(314)**

(a) Explanations for the IFRS adjustments are given on pages 116 to 117.
(b) The UK GAAP figures are those published in the 2004 Annual Report, restated for UITF 38 'Accounting for ESOP trusts' and UITF 17 (revised 2003) 'Employee share schemes', as detailed in the 2004 Interim Report.

IFRS adjustments (note (a))								
Hedging IAS 39 $m	Pensions IAS 19 $m	Dividend deferred IAS 10 $m	Gross up of customer & other balances IAS 32 $m	Reclassification to intangibles IAS 38 $m	Exchange shares and other investments IAS 39 $m	Other $m	Total IFRS adjustments $m	Restated under IFRS $m
–	–	–	–	(7)	–	–	(7)	62
–	–	–	–	–	–	–	–	812
–	–	–	–	284	1	–	285	285
–	–	–	–	–	–	–	–	270
–	–	–	–	–	33	–	33	79
–	–	–	–	–	–	24	24	34
–	(19)	–	–	(201)	–	(7)	(227)	38
–	(19)	–	–	76	34	17	108	1,580
–	(3)	–	3,883	(76)	–	53	3,858	7,039
–	–	–	–	–	–	–	–	8
31	–	–	–	–	–	–	31	42
1	–	–	–	–	(4)	(48)	(51)	2,342
–	–	–	–	–	–	1	1	1,703
32	(3)	–	3,883	(76)	(4)	6	3,839	11,134
32	**(22)**	**–**	**3,883**	**–**	**30**	**23**	**3,947**	**12,714**
–	–	–	–	–	–	2	115	(842)
–	–	–	–	–	–	(14)	(14)	(14)
–	(61)	–	–	–	–	–	(61)	(61)
–	9	–	–	–	–	–	9	(43)
–	(52)	–	–	–	–	(12)	49	(960)
–	–	104	(3,883)	–	–	(6)	(3,785)	(9,167)
–	–	–	–	–	–	–	–	(170)
–	–	–	–	–	–	(6)	(6)	(149)
–	–	–	–	–	–	–	(428)	(442)
–	–	104	(3,883)	–	–	(12)	(4,219)	(9,928)
–	**(52)**	**104**	**(3,883)**	**–**	**–**	**(24)**	**(4,170)**	**(10,888)**
32	**(74)**	**104**	**–**	**–**	**30**	**(1)**	**(223)**	**1,826**
–	–	–	–	–	–	–	–	57
–	–	–	–	–	–	–	–	337
–	–	–	–	–	–	–	–	729
–	–	–	–	–	–	–	–	4
–	–	–	–	–	29	(10)	19	19
28	–	–	–	–	–	(8)	20	20
4	(74)	104	–	–	1	17	(262)	659
32	(74)	104	–	–	30	(1)	(223)	1,825
–	–	–	–	–	–	–	–	1
32	**(74)**	**104**	**–**	**–**	**30**	**(1)**	**(223)**	**1,826**

Reconciliation of UK GAAP Group income statement for the year ended 31 March 2005 to the IFRS income statement

Income statement for the year ended 31 March 2005	UK GAAP $m	Reclassification $m
Revenue	–	2,469
Cost of sales	–	(943)
Gain on exchangeable bonds	–	–
Loss on sale of business	–	(5)
Other operating income	–	46
Other operating losses	–	(12)
Net operating income	1,566	(1,566)
Administrative (operating) expenses	(845)	(1)
Net operating profit	**721**	**(12)**
Finance income	–	113
Finance expenses	–	(62)
Net finance income	44	(44)
Loss on sale of business	(5)	5
Share of results of associates and JVs after tax	24	–
Profit before income tax	**784**	**–**
Income taxation expense	(176)	–
Profit for the period	**608**	**–**

(a) Explanations for the IFRS adjustments are given on pages 116 to 117.

IFRS presentation	IFRS adjustments (note (a))							
UK GAAP $m	Exchangeable bonds IAS 32/39 $m	Hedging IAS 39 $m	Pensions IAS 19 $m	Goodwill IFRS 3 $m	Reclassification to intangibles IAS 38 $m	Other $m	Total IFRS adjustments $m	Restated under IFRS $m
2,469	–	–	–	–	–	–	–	2,469
(943)	–	–	–	–	–	–	–	(943)
–	202	–	–	–	–	–	202	202
(5)	–	–	–	–	–	(2)	(2)	(7)
46	–	6	–	–	–	–	6	52
(12)	–	–	–	–	–	–	–	(12)
–	–	–	–	–	–	–	–	–
(846)	–	–	2	76	–	2	80	(766)
709	**202**	**6**	**2**	**76**	**–**	**–**	**286**	**995**
113	1	–	–	–	–	2	3	116
(62)	(17)	–	–	–	–	2	(15)	(77)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
24	–	–	–	13	–	(13)	–	24
784	**186**	**6**	**2**	**89**	**–**	**(9)**	**274**	**1,058**
(176)	–	(4)	–	(4)	–	11	3	(173)
608	**186**	**2**	**2**	**85**	**–**	**2**	**277**	**885**

36. Transition to IFRS continued

Reconciliation of UK GAAP Group balance sheet at 31 March 2005 to the IFRS Group balance sheet

		IFRS presentation			
Balance sheet at 31 March 2005	UK GAAP $m	Reclassification $m	UK GAAP $m	Exchangeable bonds IAS 32/39 $m	Hedging IAS 39 $m
Non-current assets					
Property, plant and equipment	68	–	68	–	–
Goodwill	761	–	761	–	–
Other intangible assets	–	–	–	–	–
Investments in associates and joint ventures	227	–	227	–	–
Other investments	61	–	61	–	–
Deferred tax assets	9	–	9	–	–
Non-current receivables	303	–	303	–	–
	1,429	–	1,429	–	–
Current assets					
Trade and other receivables	3,104	(11)	3,093	–	–
Current tax assets	2	5	7	–	–
Derivative financial instruments	–	6	6	–	10
Short-term investments	3,145	–	3,145	–	–
Cash and cash equivalents	2,150	–	2,150	–	–
	8,401	–	8,401	–	10
Total Assets	**9,830**	**–**	**9,830**	**–**	**10**
Non-current liabilities					
Long-term borrowings	(1,244)	–	(1,244)	100	9
Deferred tax liabilities	–	–	–	–	–
Pension obligations	–	–	–	–	–
Derivative financial instruments	–	(14)	(14)	(8)	(10)
Other creditors	(35)	–	(35)	–	–
	(1,279)	(14)	(1,293)	92	(1)
Current liabilities					
Trade and other payables	(5,938)	22	(5,916)	(2)	–
Current tax liabilities	(186)	(5)	(191)	–	–
Short-term borrowings and overdrafts	(3)	–	(3)	–	–
Derivative financial instruments	–	(3)	(3)	–	–
	(6,127)	14	(6,113)	(2)	–
Total Liabilities	**(7,406)**	**–**	**(7,406)**	**90**	**(1)**
Net Assets	**2,424**	**–**	**2,424**	**90**	**9**
Equity					
Share capital	55	–	55	–	–
Share premium account	354	–	354	–	–
Merger reserve	722	–	722	–	–
Other capital reserves	4	–	4	218	–
Available for sale reserve	–	–	–	–	–
Cash flow hedge reserve	–	–	–	–	–
Retained earnings	1,289	–	1,289	(128)	9
	2,424	–	2,424	90	9
Equity minority interests	–	–	–	–	–
Total Equity and Reserves	**2,424**	**–**	**2,424**	**90**	**9**

(a) Explanations for the IFRS adjustments are given on pages 116 to 117.

IFRS adjustments (note (a))								
Pensions IAS 19 $m	Goodwill IFRS 3 $m	Dividend deferred IAS 10 $m	Gross up of customer and other balances IAS 32 $m	Reclassification to intangibles IAS 38 $m	Exchange shares and other investments IAS 39 $m	Other $m	Total IFRS adjustments $m	Restated under IFRS $m
–	–	–	–	(4)	–	–	(4)	64
–	73	–	–	(5)	–	(2)	66	827
–	–	–	–	358	1	–	359	359
–	13	–	–	–	–	10	23	250
–	–	–	–	–	44	–	44	105
–	–	–	–	–	–	15	15	24
(18)	–	–	–	(240)	–	(3)	(261)	42
(18)	86	–	–	109	45	20	242	1,671
(3)	–	–	7,116	(109)	–	61	7,065	10,158
–	–	–	–	–	–	–	–	7
–	–	–	–	–	–	–	10	16
–	–	–	–	–	1	(57)	(56)	3,089
–	–	–	–	–	(1)	–	(1)	2,149
(3)	–	–	7,116	(109)	–	4	7,018	15,419
(21)	**86**	**–**	**7,116**	**–**	**45**	**24**	**7,260**	**17,090**
–	–	–	–	–	–	–	109	(1,135)
–	–	–	–	–	–	(11)	(11)	(11)
(59)	–	–	–	–	–	–	(59)	(59)
–	–	–	–	–	–	–	(18)	(32)
7	2	–	–	–	–	2	11	(24)
(52)	2	–	–	–	–	(9)	32	(1,261)
–	1	127	(7,116)	–	–	(4)	(6,994)	(12,910)
–	–	–	–	–	–	(10)	(10)	(201)
–	–	–	–	–	–	–	–	(3)
–	–	–	–	–	–	–	–	(3)
–	1	127	(7,116)	–	–	(14)	(7,004)	(13,117)
(52)	**3**	**127**	**(7,116)**	**–**	**–**	**(23)**	**(6,972)**	**(14,378)**
(73)	**89**	**127**	**–**	**–**	**45**	**1**	**288**	**2,712**
–	–	–	–	–	–	–	–	55
–	–	–	–	–	–	–	–	354
–	–	–	–	–	–	–	–	722
–	–	–	–	–	–	–	218	222
–	–	–	–	–	44	(15)	29	29
–	–	–	–	–	–	–	–	–
(73)	89	127	–	–	1	16	41	1,330
(73)	89	127	–	–	45	1	288	2,712
–	–	–	–	–	–	–	–	–
(73)	**89**	**127**	**–**	**–**	**45**	**1**	**288**	**2,712**

Interim Report

Amendments have been made to reclassify certain income statement items in the comparative amounts for the year ended 31 March 2005, from those previously presented in the interim report for the half year to September 2005.

	Previously published 31 March 2005 $m	Re-classification $m	Restated 31 March 2005 $m
Revenue	2,459	10	2,469
Cost of sales	(943)	–	(943)
Gain on exchangeable bonds	202	–	202
Loss on sale of business	(7)	–	(7)
Other operating income	64	(12)	52
Other operating losses	(9)	(3)	(12)
Administrative expenses	(764)	(2)	(766)
Net operating profit	**1,002**	**(7)**	**995**
Finance income	109	7	116
Finance expenses	(77)	–	(77)
Share of results of associates and joint ventures after tax	24	–	24
Profit before taxation	**1,058**	**–**	**1,058**

The reclassified items predominantly relate to due diligence, structuring and other fees previously recognised as other operating income that are now recognised as revenue, and financial investment interest and dividends that are now recognised as finance income.

Principal Group Investments

The names of the principal investments of Man Group plc, together with the Group's interests in the equity shares, are given below. The country of operation is the same as the country of incorporation and the year-end is 31 March (unless otherwise stated).

Details of all subsidiaries, associates and joint ventures will be annexed to the Company's Annual Return.

	Country of incorporation	Effective Group interest %
Principal operating subsidiaries		
Asset Management		
Man Investments Limited	England	100
Man Investments AG	Switzerland	100
Glenwood Capital Investments LLC	US	100
RMF Investment Management	Switzerland	100
Brokerage		
Man Financial Limited	England	100
Man Financial Inc.	US	100
Group holding companies		
E D & F Man Limited +	England	100
E D & F Man Group Limited +	England	100
Man Group Holdings Limited +	England	100
Man Group USA Inc.	US	100
Group treasury companies		
Man Group Finance Limited	England	100
Man Group Finance Inc.	US	100
Principal associates		
BlueCrest Capital Management Limited* (hedge fund manager)	England	25

+ Direct subsidiary. Man Group plc holds a 98.971% interest in Man Group Holdings Limited, the remaining 1.029% interest is held by E D & F Man Limited.

* Year-end is 30 November

Auditors' report on the parent company financial statements

Independent auditors' report to the members of Man Group plc

We have audited the parent company financial statements of Man Group plc for the year ended 31 March 2006 which comprise the Statement of Total Recognised Gains and Losses, the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Man Group plc for the year ended 31 March 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether, in our opinion, the information given in the Directors' Report is consistent with the parent company financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman's Statement, the Business Review, the Directors' Report, the Corporate Governance Statement and the unaudited part of the Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
1 June 2006

Company Statement of Total Recognised Gains and Losses

	Note	2006 $m	2005 $m
Profit for the financial year		**116**	900
Currency translation differences taken directly to reserves	5	**–**	10
Total recognised profit relating to the year		**116**	910
Prior year adjustments	9	**(77)**	–
Total recognised gains since last annual report		**39**	910

Company Balance Sheet
at 31 March 2006

	Note	2006 $m	Restated 2005 $m
Fixed assets			
Investments	2	**1,296**	1,244
Current assets			
Debtors	3	**1,192**	890
Creditors – due within one year			
Accrued interest		**(1)**	–
Net current assets		**1,191**	890
Creditors – due after one year			
Borrowings	4	**(398)**	–
Net assets		**2,089**	2,134
Capital and reserves			
Called up share capital	5	**55**	55
Share premium account	5	**591**	354
Capital reserve	5	**223**	222
Merger reserve	5	**722**	722
Profit and loss account	5	**498**	781
Equity shareholders' funds		**2,089**	2,134

Approved by the Board of Directors on 1 June 2006

Stanley Fink, Chief Executive

Peter Clarke, Deputy Group Chief Executive and Finance Director

Notes to the Company financial statements

1 Basis of preparation

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom issued by the Accounting Standards Board and with the requirements of the Companies Act 1985 ('the Act').

The Company reviews and updates its accounting policies, in accordance with the requirements of Financial Reporting Standard ('FRS') 18 'Accounting Policies' on a regular basis. The significant changes in accounting policy in 2006 are outlined below.

Changes in accounting policy

As from 1 April 2005, the Company has adopted FRS 20, 'Share based payments', FRS 21, 'Events after the balance sheet date', FRS 23, 'The effects of changes in foreign exchange rates', FRS 25, 'Financial instruments: Disclosure and presentation', and FRS 26, 'Financial instruments: Measurement' in these financial statements. The adoption of each of these standards represents a change in accounting policy and the corresponding amounts have been restated in accordance with FRS 28, 'Corresponding amounts', except where the exemption to restate comparatives has been taken. Details of the effect of the prior year adjustments are given in Note 9.

Profits of the Company

The profit for the financial year dealt with in the Company was $116 million (2005: $900 million). In accordance with Section 230 of the Companies Act 1985, a separate profit and loss account has not been presented for the Company.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions, or where it is more practical, an average rate for the week or month for all transactions in each foreign currency occurring during that week or month (as long as the relevant exchange rates do not fluctuate significantly). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in other operating income or losses in the profit and loss account.

Share-based payments

Although the Company does not incur a charge, the issuance by the Company to its subsidiaries of an award over the Company's shares, represents additional capital contributions by the Company in its subsidiaries. An additional investment in subsidiaries results with a corresponding increase in shareholders' equity. The additional capital contribution is based on the fair value of the awards issued allocated over the underlying awards' vesting periods.

Subsidiary and associate undertakings

The Company's shares in subsidiary and associate undertakings are stated in the balance sheet of the Company at cost less provision for any impairment incurred.

Exchangeable bonds

The Company has a contract with Forester Limited, a special purpose vehicle, which issued exchangeable bonds for the Company's own shares. Under the terms of the contract between the Company and Forester Limited, the Company will issue a fixed number of shares for a fixed amount of consideration when bondholders exercise their conversion options. In the Company's balance sheet, this contract is classified as an equity instrument and included in equity, net of income tax effects, except for cash settlement conversion options (which existed in the comparative year), which were held as derivatives and fair valued through the profit and loss account.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised as interest expense in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements, and directly in equity, in the period in which the dividend is paid or approved by the Company's shareholders, if required. Dividends received from subsidiary undertakings are recognised in the period in which they are received.

Cash flow statement

The Company need not present a cash flow statement in accordance with FRS 1 (revised) as it has taken the exemption from publishing its profit and loss account and related notes under Section 230 of the Companies Act 1985.

Segmental reporting

The Company need not present segmental information in accordance with SSAP 25, 'Segmental reporting' as it has taken the exemption from publishing its profit and loss account and related notes under Section 230 of the Companies Act 1985.

Financial instruments

The Company provides full financial instruments disclosure in accordance with IAS 32 in its consolidated financial statements. Consequently the Company has taken advantage of the exemption in FRS 25 from providing further financial instruments disclosures.

Related party transactions

The Company provides full related parties disclosures in its consolidated financial statements. Consequently the Company has taken advantage of the exemption in FRS 8 not to disclose related party transactions with other members of Man Group plc.

2. Fixed asset investments

	2006 $m	Restated 2005 $m
Investments in subsidiaries		
At 1 April	**1,244**	1,198
FRS 20 charge	**52**	46
	1,296	1,244

Details of the principal Group subsidiaries and associates are given on page 125.

3. Debtors

	2006 $m	Restated 2005 $m
Amounts falling due within one year		
Amounts owed by subsidiaries	**1,006**	692
Amounts owed by Forester Limited	**129**	141
Other debtors	**46**	50
Taxation recoverable	**11**	7
	1,192	890

The amounts owed by Forester Limited represent a fixed number of shares in E D & F Man Investments Limited that will be provided to the Company in exchange for a fixed number of Man Group plc shares that will be used to satisfy bondholders on conversion of the exchangeable bonds (Note 6).

4. Borrowings

	2006 $m	2005 $m
Amounts falling due after more than one year		
Floating rate notes	**398**	–

The floating rate notes consist of US$400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar 3-month LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar 3-month LIBOR plus 1.65%.

5. Capital and reserves of the Company

	Share capital $m	Share premium account $m	Capital reserve $m	Merger reserve $m	Profit and loss account $m
At 1 April 2005^	55	354	222	722	781
Currency translation difference	–	–	–	–	–
Issue of ordinary share capital	–	237	–	–	–
Purchase and cancellation of own shares	–	–	1	–	(230)
FRS 20 Charge	–	–	–	–	52
Retained profit	–	–	–	–	116
Dividends	–	–	–	–	(221)
At 31 March 2006	**55**	**591**	**223**	**722**	**498**

^ Restated 31 March 2005 (Note 9)

The authorised, allotted and fully paid share capital of the Company is detailed in Note 24 to the consolidated financial statements.

The capital reserve comprises: a capital redemption reserve of $5 million; and the equity component of the exchangeable bonds of $218 million.

6. Financial commitments

Man Group plc acts as guarantor for the £400 million exchangeable bonds dated 2009 issued by its (special purpose entity) subsidiary, Forester Limited, as well as having contracted to provide to Forester Limited a fixed number of ordinary shares, which will enable Forester Limited to satisfy its obligations to any bondholder upon exchange.

7. Directors' remuneration

Details of the directors' remuneration are given in Note 5(e) to the consolidated financial statements, and in the Remuneration Report on pages 66 to 71 of the Annual Report.

8. Statutory and other information
There are no employees of the Company (2005: nil). The directors of the Company were paid by another Group company in 2006 and 2005.

The fee for the audit of the Company is $20,000 (2005: $20,000).

9. Prior year adjustments and impact of new standards

The prior year adjustments relate to the implementation of FRS 20, FRS 21, FRS 25 and FRS 26, while FRS 23 does not affect comparatives and is only applied to the current period.

In accordance with FRS 20
The adoption of FRS 20 has resulted in the fair value of awards in the Company's own equity given to employees of subsidiaries being treated as a capital contribution to the respective subsidiary, with a corresponding increase in shareholders' equity. In respect of the capital contributions to 2005, this amounted to $74 million.

In accordance with FRS 21
The adoption of FRS 21 has resulted in an increase in shareholders' funds of $127 million and a corresponding decrease in creditors, due to the write back of the proposed dividend at 31 March 2005.

In accordance with FRS 23
The adoption of FRS 23 has not had an impact on the closing position at 31 March 2005, as the Company has elected to apply the standard prospectively in relation to determining the translation difference adjustment arising on the translation of foreign subsidiaries. As a result, all cumulative translation gains and losses are reset to zero at 1 April 2005.

In accordance with FRS 25 and FRS 26
The adoption of FRS 25 and FRS 26 has resulted in the recognition of capital reserves of $218 million which represents the carrying value of the equity component of the exchangeable bonds issued by Forester Limited. Additional debtors of $141 million are also recognised, being the value of the shares in E D & F Man Investments Limited that are due to the Company from Forester Limited, in exchange for the issue of ordinary shares to satisfy the conversion options in the bonds. As a result of the adoption of these standards, a $77 million loss prior year adjustment is made to the profit and loss account.

A discussion of the exchangeable bonds is included in Note 36 'Transition to IFRS' of the consolidated financial statements.

Reconciliation of corresponding amounts

	Previously published 31 March 2005 $m	FRS 20: Share based payments $m	FRS 21: Dividends $m	FRS 25/26: Exchangeable bonds $m	FRS 25/26: Other $m	Restated 31 March 2005 $m
Fixed assets						
Investments	1,170	74	–	–	–	1,244
Current assets						
Debtors	699	–	–	141	50	890
Investments	50	–	–	–	(50)	–
Creditors: amounts falling due within one year	(127)	–	127	–	–	–
Net current assets	622	–	127	141	–	890
Net assets	1,792	74	127	141	–	2,134
Capital and reserves						
Called up share capital	55	–	–	–	–	55
Share premium account	354	–	–	–	–	354
Capital reserve	4	–	–	218	–	222
Merger reserve	722	–	–	–	–	722
Profit and loss account	657	74	127	(77)	–	781
Equity shareholders' funds	1,792	74	127	141	–	2,134

Shareholder and Company Information

Results announced

Interim	November
Final	June
Annual Report issued	June
Annual General Meeting	July

Dividends

Interim paid	December
Final paid	July

For historical dividend details please visit the Man Group website.

The Group offers a Dividend Reinvestment Plan ('DRIP') for shareholders wishing to buy shares with their cash dividend. The final election date for joining or leaving the DRIP in relation to the 2006 final dividend is 3.00pm on 7 July 2006. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018, including requests for copies of the DRIP terms and conditions and DRIP Mandate. Alternatively, copies may be downloaded from the Man Group website in the 'Dividends' section of 'Shareholder Information'.

Dates for the 2006 final dividend

Ex dividend date	5 July 2006
Record date	7 July 2006
AGM	11 July 2006
Payment date/CREST accounts credited	25 July 2006
DRIP Certificates/CREST accounts credited	8 August 2006

Payment of dividends to mandated accounts

Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address. Private shareholders living overseas may be able to mandate their dividends directly into a 'local' bank account in the chosen country's domestic currency under the Transcontinental Automated Payment Service (TAPS). Details are available via the shareholder enquiries facility of Lloyds TSB Registrars.

Annual General Meeting

The Annual General Meeting will be held at 11.00 am on Tuesday 11 July 2006 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Shareholder enquiries

All administration queries concerning shareholdings should be directed to:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 850 3112, Text tel: 0870 600 3950, quoting Ref No 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk.

Single company ISA

For details of the Man Group plc single company ISA managed by Lloyds TSB Registrars please contact the Man Group ISA Helpline on 0870 242 4244.

Share dealing service

Man Group has arranged for Shareview Dealing, a telephone and internet share dealing service offered by Lloyds TSB Registrars, to be made available to UK shareholders. For telephone dealing call 0870 850 0852 between 8.30 am and 4.30 pm Monday to Friday and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

Man Group website

Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via email on investor@mangroupplc.com.

Corporate advisers

Auditors
PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
020 7583 5000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
0870 850 3112

Company information

Registered office:
Sugar Quay
Lower Thames Street
London EC3R 6DU
Telephone: 020 7144 1000
Fax: 020 7144 1923

Registered number: 2921462

Principal offices

United Kingdom
Sugar Quay
Lower Thames Street
London EC3R 6DU
(44) 20 7144 1000

Switzerland
Etzelstrasse 27
CH-8808 Pfäffikon SZ
(41) 55 417 6000

Switzerland
Huobstrasse 16 and 3
CH-8808 Pfäffikon SZ
(41) 55 415 8700

United States
440 South LaSalle Street
20th Floor
Chicago
IL 60605
(1) 312 663 7610

United States
717 Fifth Avenue
9th Floor
New York
NY 10022-8101
(1) 212 589 6200

Notice of Annual General Meeting
To be held on 11 July 2006



Man Group plc

Notice of the Annual General Meeting to be held on Tuesday, 11 July 2006 is set out on pages 3 to 6.

The action to be taken by Shareholders is set out on page 1.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you reside elsewhere, by another appropriately authorised financial adviser.

If you have sold or otherwise transferred all of your shares in Man Group plc, please send this document and the accompanying documents to the purchaser or transferee of your shares or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Harvey A McGrath
Chairman

1 June 2006

Dear Shareholder

2006 Annual General Meeting
It is my great pleasure to be writing to you enclosing the Notice convening the twelfth Annual General Meeting of the Company, to be held at 11.00 am on Tuesday, 11 July 2006 in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

This year, as well as the 'routine' business usually dealt with at the Annual General Meeting, there are six additional items (Resolutions 10 to 15). The routine business includes an advisory vote on the Remuneration Report of the Directors and motions for the re-election of four directors, including Glen Moreno, the Senior Independent non-executive director, who retires annually in accordance with the terms of the Combined Code, having served for more than nine years as a non-executive director. Short biographical details of all the directors seeking re-election appear on pages 58 and 59 of the Annual Report with further relevant information in Note 7 to the Notice of Annual General Meeting. The Dividend Reinvestment Plan ('DRIP') will again be available to eligible shareholders in respect of the final dividend (Resolution 3) and a brief summary of the procedures applicable appears at the foot of this letter.

The six additional items of business (deemed 'special business') include a proposal for the sub-division of the ordinary share capital, from Ordinary Shares of 18 US cents each into Ordinary Shares of 3 US cents each, considered by the Directors to be beneficial for the Company, as the market price per share would be proportionately reduced, which the Directors are advised can facilitate trading in the Company's shares and enhance liquidity. The sub-division will require a small reference change in the Articles of Association. Further details and a fuller explanation of these proposals (Resolutions 10 and 11) appear in Appendix I to the Notice of Annual General Meeting.

The other four items of special business for consideration at the Meeting are explained in this letter.

Directors' power to allot shares and disapplication of pre-emption rights
Resolution 12 will be proposed to continue the Directors' authority to allot the present unissued ordinary share capital of the Company up to a maximum of 102,552,144 Ordinary Shares, being slightly under one third of the Company's issued ordinary share capital on 15 May 2006. The Board has no present intention of issuing any part of that capital and no issue will be made which would effectively alter control of the Company without the prior approval of Shareholders in general meeting.

Resolution 13 will be proposed to continue the Directors' authority to allot new Ordinary Shares for cash otherwise than in proportion to existing holdings. In the case of allotments other than for inter alia rights issues, the authority is limited to shares representing approximately 5% of the Company's issued ordinary share capital on 15 May 2006, amounting to a total of 15,382,822 Ordinary Shares.

The authority conferred by Resolutions 12 and 13 will lapse on the earlier of 10 October 2007 and the conclusion of the next Annual General Meeting of the Company. Resolution 12 will be proposed as an Ordinary Resolution and Resolution 13 as a Special Resolution. Provision has been made in Resolution 13 for the proposed sub-division of shares.

Power to purchase shares
Resolution 14 will be proposed as a Special Resolution to enable the Company to purchase in the market up to a maximum of 30,765,644 Ordinary Shares (approximately 10% of the Company's issued ordinary share capital on 15 May 2006) for cancellation at a minimum price of par value per share and a maximum price of not more than 5% above the average middle market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of purchase. This authority will lapse on the earlier of 10 January 2008 and the conclusion of the next Annual General Meeting of the Company. During the financial year ended 31 March 2006 the Company purchased for cancellation 5,221,000 issued Ordinary Shares under the authority of last year's Shareholder resolution. Details of the purchases appear in the Annual Report. Again, this authority also provides for the eventuality of the proposed sub-division of shares.

The Directors would not expect to purchase Ordinary Shares in the market unless, in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of Shareholders generally. Further, the Directors expect that if any Ordinary Shares were to be purchased, such shares would be cancelled. Any purchases made by the Company will be announced no later than 7.30 am on the business day following the transaction.

New Long-Term Incentive Plan
Resolution 15 will be proposed as an Ordinary Resolution to approve the adoption of a new Long-Term Incentive Plan (the '2006 LTIP'). The existing long-term incentive plan was adopted in 1996 and is thus reaching the end of its 10-year life this year. Your approval is therefore sought for the 2006 LTIP to replace it. The 2006 LTIP closely resembles the existing LTIP, although it has been updated to reflect changes in corporate governance best practice over the past decade. Further details of the 2006 LTIP are set out in the Remuneration Report in the accompanying Report and Accounts and a summary of the 2006 LTIP is set out in Appendix 2 to the Notice of Annual General Meeting.

Action to be taken by Shareholders
Enclosed with this document is a Form of Proxy for use at the Annual General Meeting by Shareholders.

You are asked to complete and sign the form and return it to The Registrar, Man Group plc, Lloyds TSB Registrars, FREEPOST SEA7144, The Causeway, Worthing, West Sussex BN99 6AQ so as to arrive no later than 11.00 am on Sunday, 9 July 2006. Alternatively you may register your vote electronically, as explained in the Notes to the Notice of Annual General Meeting.

An attendance card is attached to the Form of Proxy and, for your own convenience, you are requested to bring your attendance card with you to the Meeting. A map showing how to get to the Queen Elizabeth II Conference Centre has also been included.

Recommendation

The Board considers that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and recommends you to vote in favour of them, as the Directors intend to do in respect of their own beneficial holdings.



Harvey A McGrath
Chairman

DRIP Summary Procedure

a **To receive your 2006 Final Dividend in cash where no DRIP Mandate is in force** – take no further action.

b **To receive your 2006 Final Dividend in cash where a DRIP Mandate is in force** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA by no later than 3.00 pm on 7 July 2006.

c **To receive DRIP shares for the 2006 Final Dividend and all future dividends where a DRIP Mandate is in force** – take no further action.

d **To receive DRIP shares for the 2006 Final Dividend and all future dividends where no DRIP Mandate is in force** – complete, sign, date and post a Mandate Form available from Lloyds TSB Registrars (see below) to be received back by Lloyds TSB Registrars no later than 3.00 pm on 7 July 2006.

e **To receive a future dividend in cash after a DRIP Mandate has been completed** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars as explained in the booklet containing the DRIP terms and conditions available either from them or from our website (see below).

All DRIP Mandates must be despatched to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA to be received no later than 3.00 pm on 7 July 2006 if they are to be applied to the 2006 Final Dividend. No acknowledgement of the Mandate will be issued. Facsimile, electronic or oral mandates will not be accepted.

Copies of the DRIP terms and conditions and DRIP Mandate may be obtained, up to and including 7 July 2006, from the Share Dividend Team at Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA. Telephone: 0870 241 3018 or Textphone: 0870 600 3950. Alternatively, copies of the DRIP documents may be downloaded from our website at www.mangroupplc.com under the Dividends Section of Shareholder Information.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England No. 2921462

Notice of Annual General Meeting

Notice is hereby given that the twelfth Annual General Meeting of Man Group plc ('the Company') will be held in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday, 11 July 2006 at 11.00 am. Resolutions 11, 13 and 14 will be proposed as Special Resolutions and the remainder as Ordinary Resolutions. Items 1 to 9 are Ordinary Business and items 10 to 14 are deemed Special Business.

Business

1 To receive the Directors' and Auditors' Reports and the Financial Statements for the year ended 31 March 2006.
2 To approve the Remuneration Report of the Directors contained in the Annual Report 2006 document.
3 To declare a final dividend on the Ordinary Shares.
4 To re-elect J R Aisbitt* as a Director of the Company.
5 To re-elect P L Clarke as a Director of the Company.
6 To re-elect K R Davis as a Director of the Company.
7 To re-elect G R Moreno*# as a Director of the Company.
8 To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
9 To authorise the Directors to determine the remuneration of the Auditors.

* A member of the Audit and Risk, the Nomination and the Remuneration Committees
\# Senior independent non-executive Director

10 Sub-division of Ordinary Shares (Ordinary Resolution)
THAT each of the existing 450,000,000 Ordinary Shares of 18 US cents each in the capital of the Company be and is hereby sub-divided into 6 Ordinary Shares of 3 US cents each, provided that this is conditional upon each such Ordinary Share as is in issue at the date of this Resolution, when so sub-divided:

a being admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective by 8.00 am on Monday 14 August 2006; and

b maintaining the proportion between the amount paid and the amount, if any, unpaid on any such sub-divided Ordinary Share as existed on the Ordinary Share from which such sub-divided Ordinary Share is derived,

(the **'Sub-division'**).

11 'Sub-division' alteration to Articles of Association (Special Resolution)
THAT, forthwith and contingently upon the Sub-division referred to in Resolution 10 taking effect, the Articles of Association of the Company be and hereby are amended by deleting Article 3 and substituting therefor the following:

"3. The authorised share capital of the Company is US$81,000,000 divided into 2,700,000,000 Ordinary Shares of 3 US cents each and £50,000 divided into 50,000 Deferred Sterling Shares of £1 each."

12 Directors' power to allot securities (Ordinary Resolution)
THAT the Directors of the Company be and are hereby, generally and unconditionally, authorised pursuant to and for the purposes of Section 80 of the Companies Act 1985 ('the Act') to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of $18,459,386 provided that:

a this authority, unless renewed or revoked, shall expire on the earlier of 10 October 2007 and the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

b all authorities previously conferred under Section 80 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

13 *Disapplication of pre-emption rights (Special Resolution)*
THAT, subject to the passing of Resolution 12 as set out in this Notice of Meeting:

a the Directors of the Company be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 ('the Act') to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority conferred by Resolution 12 as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by this Resolution shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of Ordinary Shares of 18 US cents each in the capital of the Company ('Ordinary Shares') where the equity securities respectively attributable to the interests of all holders of Ordinary Shares are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them, subject to such exclusions and other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever; and

(ii) any allotments (otherwise than pursuant to sub-paragraph a (i) above) of equity securities up to an aggregate nominal value not exceeding $2,768,907.96;

provided that, in the event that the Sub-division (as defined in Resolution 10) shall have become effective, the reference in sub-paragraph a (i) of this Resolution 13 to '18 US cents' shall be deemed instead to be to '3 US cents';

b the power conferred on the Directors by this Resolution 13 shall also apply to a sale of treasury shares, which is an allotment of equity securities by virtue of Section 94 (3A) of the Act, but with the omission of the words "pursuant to the general authority conferred by Resolution 12";

c the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired;

d this power, unless renewed, shall expire on the earlier of 10 October 2007 and the conclusion of the next Annual General Meeting of the Company; and

e upon the passing of this Resolution, the Resolution passed as Resolution 10 at the Annual General Meeting on 12 July 2005, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

14 Power to purchase shares for cancellation (Special Resolution)

THAT the Company is hereby generally and unconditionally authorised pursuant to Section 166 of the Companies Act 1985 ('the Act') to make market purchases (within the meaning of Section 163 of the Act) of Ordinary Shares of 18 US cents each ('Ordinary Shares') provided that:

a the maximum number of Ordinary Shares hereby authorised to be purchased is 30,765,644;

b the minimum price which may be paid for an Ordinary Share is 18 US cents or the sterling equivalent of 18 US cents (calculated on the basis of the spot rate of exchange in London (as derived from Reuters) for the purchase of US Dollars with Sterling at 6.00 pm on the day before the relevant purchase) per Ordinary Share;

c the maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

d the authority hereby conferred shall expire on the earlier of 10 January 2008 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

e the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and

f upon the passing of this Resolution, the Resolution passed as Resolution 11 at the Annual General Meeting on 12 July 2005, shall be of no further force or effect (without prejudice to the completion wholly or in part of any contract by the Company to purchase Ordinary Shares entered into prior to the passing of this Resolution);

provided that, in the event that the Sub-division (as defined in Resolution 10) shall have become effective, without prejudice to any prior exercise of the authority granted by this Resolution 14, all references to "18 US cents" in this Resolution shall be deemed to be references to "3 US cents" and the maximum number of Ordinary Shares authorised to be purchased under paragraph (a) shall be deemed to be 184,593,864.

15 Approval of new Long-Term Incentive Plan

THAT the Man Group 2006 Long-Term Incentive Plan (the '2006 LTIP'), the main features of which are summarised in Appendix 2 to the Notice of Annual General Meeting, be and is hereby approved and the Directors of the Company be and are hereby authorised to establish further schemes for the benefit of employees outside the United Kingdom based on the 2006 LTIP but modified to the extent necessary or desirable to take account of non-United Kingdom tax, securities and exchange control laws and regulations, so long as such schemes only operate within the same limits on individual and overall participation as are defined in the 2006 LTIP.

By Order of the Board

Peter L Clarke
Secretary
1 June 2006

Sugar Quay
Lower Thames Street
London EC3R 6DU

Notes

1 A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. Such proxy or proxies need not be a member or members of the Company. A Form of Proxy is enclosed.

2 To be effective, the Form of Proxy, duly completed, must be lodged with the Company at the offices of its Registrars, Lloyds TSB Registrars, FREEPOST SEA7144, The Causeway, Worthing, West Sussex BN99 6AQ, so as to be received no later than 11.00 am on 9 July 2006. The completion and return of a Form of Proxy will not preclude members entitled to attend and vote at the Meeting from doing so in person if they so wish.

3 Alternatively, a member may register a proxy appointment electronically via the Lloyds TSB Registrars website www.sharevote.co.uk subject to the terms and conditions shown on the website. The deadline for submission of a proxy in this way is the same as in 2 above.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 11 July 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members of the Company as at the close of business on 9 July 2006 shall be entitled to attend or vote at the Meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the relevant register of securities after the close of business on 9 July 2006 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6 Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this Notice until 11 July 2006, and at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE from 10.45 am on 11 July 2006 until the conclusion of the Meeting:-

(i) all Directors' service contracts (other than contracts expiring or determinable within one year by the Company without payment of compensation);

(ii) the register of interests of Directors (and their families) in the shares of the Company; and

(iii) the draft rules of the 2006 LTIP.

7 Short biographical details of the Directors, including those seeking re-election, appear on pages 58 and 59 of the Annual Report. In addition the following may be helpful in relation to Resolutions 4 to 7 inclusive.

Resolution 4
Mr J R Aisbitt
Independent non-executive director
As a non-executive director Jon Aisbitt does not have a service contract with the Company. He is a Chartered Accountant and was appointed a non-executive director in August 2003, bringing with him a considerable depth of experience in international corporate finance of particular value to the Group, having been previously a Partner and Managing Director in the Investment Banking Division of Goldman Sachs. He is currently also a non-executive director of Ocean Rig ASA, listed on the Oslo Exchange. Jon is a member of the Audit and Risk, Nomination and Remuneration Committees. A performance evaluation conducted by the Board during the year has shown that Jon Aisbitt continues to contribute effectively and demonstrate commitment to his role whilst retaining his independence in character and judgement. The Board is happy there are no circumstances which are likely to affect, or could appear to affect his judgement as an independent non-executive director. The Board therefore recommends his re-election as a non-executive director.

Resolution 5
Mr P L Clarke
Deputy Group Chief Executive, Finance Director and Company Secretary
Peter Clarke has a service contract with the Company with a twelve month notice period. He is a solicitor and joined Man in 1993, becoming Head of Corporate Finance and Corporate Affairs and Company Secretary in 1996. He was appointed to the Board in 1997, became Finance Director in May 2000 and was appointed Deputy Group Chief Executive in November 2005. As a result of the evaluation of Peter Clarke's performance by the Chairman and the Remuneration Committee, the Board concluded that Peter Clarke continues to make an extremely effective contribution and demonstrates total commitment to his role. The Board therefore recommends the re-election of Peter Clarke as an executive director.

Resolution 6
Mr K R Davis
Managing Director, Man Financial
Kevin Davis has a service contract with the Company with a twelve month notice period. He joined Man's Brokerage Division in 1991 becoming Managing Director in 1997. He was appointed to the Board in April 2000 with responsibility for the Group's Brokerage Division, Man Financial. As a result of the evaluation of Kevin Davis's performance by the Chairman and the Remuneration Committee, the Board concluded that Kevin Davis continues to make an extremely effective contribution and demonstrates total commitment to his role. The Board therefore recommends the re-election of Kevin Davis as an executive director.

Resolution 7
Mr G R Moreno
Senior independent non-executive director
As a non-executive director Glen Moreno does not have a service contract with the Company. He joined the Board in 1994 with a wealth of expertise in the fund management industry having been Chief Executive of Fidelity International, a company of which he remains a non-executive director. In October 2005 he became non-executive Chairman of Pearson plc. He serves on the Audit and Risk, Nomination and Remuneration Committees and was Chairman of the latter until September 2002. As Glen Moreno has served as a director for more than nine years he now retires annually and is subject to a rigorous annual review not only of his performance but also of his independence. The Board has concluded that he continues to make a significant, valuable and challenging contribution to both governance and strategic issues whilst demonstrating a continued strong commitment to his role. Notwithstanding his length of service, the Board, including all the other members deemed independent, is completely satisfied that Glen Moreno remains independent in character and judgement and that there are no relationships or circumstances which are likely to affect or could appear to affect his judgement as a director. For this reason the Board continues to recognise him as the Senior Independent non-executive director and recommends him for re-election as a non-executive director.

APPENDIX I TO THE NOTICE OF ANNUAL GENERAL MEETING

1 Reason for the Sub-division

The Directors consider that it would be beneficial for the Company to sub-divide each of its existing Ordinary Shares of 18 US cents each into six Ordinary Shares of 3 US cents each (the 'Sub-division'), as such action would proportionately reduce the market price of each Ordinary Share, which the Directors are advised can facilitate trading in the Company's shares and enhance liquidity.

2 Conditions

The Sub-division will become effective and binding if the following conditions are fulfilled:

a Resolution 10 set out in the Notice of Annual General Meeting in this document is passed as an Ordinary Resolution;

b the Financial Services Authority has admitted all the Ordinary Shares created by the Sub-division to the Official List and London Stock Exchange plc (the 'LSE') has admitted such Ordinary Shares to the LSE's main market for listed securities; and

c the proportion between the amount paid and unpaid (if any) on each Ordinary Share created by the Sub-division being the same as it was on the Ordinary Share from which such sub-divided Ordinary Share is derived.

It is expected that the Sub-division will become effective by 8.00 am on the morning of Monday 14 August 2006 when dealings in the sub-divided Shares are expected to commence, provided the application to the FSA for admission to listing and the application to the LSE for admission to trading are both successful. The Board reserves the right not to take the necessary action to give effect to the Sub-division if it considers such action would not be appropriate or in the best interests of the Company or its Shareholders.

3 Effects of the Sub-division

Each Shareholder will maintain the same percentage interest in the issued share capital of the Company as he/she had before the Sub-division became effective and, other than the changes outlined in paragraph 1, the rights attaching to the Ordinary Shares will not be otherwise affected by the Sub-division. The financial position of the Company will not be affected by the Sub-division and the Sub-division itself will not reduce the Company's assets, liabilities or overall Shareholders' funds.

4 Share Certificates and CREST

Shares held in certificated form on the Effective Date

No new certificates for the sub-divided Ordinary Shares will be dispatched if the Sub-division becomes effective. Instead, on the date the Sub-division is due to become effective, a letter confirming that the Sub-division has become effective will be sent to Shareholders holding Ordinary Shares in certificated form along with adhesive labels and instructions as to how such labels should be affixed by Shareholders onto existing certificates.

Shares held in uncertificated form (that is, in CREST) on the Effective Date

If the Sub-division becomes effective, then prior to the commencement of dealings in the sub-divided Ordinary Shares on the LSE, the appropriate stock account in CREST of the relevant shareholder will be credited with such person's entitlement to sub-divided Ordinary Shares and the relevant holding of the existing Ordinary Shares will be cancelled. The sub-divided Ordinary Shares are expected to be eligible to be traded through the CREST system with effect from the date of commencement of dealings on the LSE.

General

There will be no suspension of dealings in London and the register of members of the Company will not close for the purposes of implementing the Sub-division.

5 Dealings and settlement

The sub-divided Ordinary Shares issued to Shareholders will be issued by entry on the register of members of the Company.

Trading arrangements

The sub-divided Ordinary Shares will continue to be quoted on the LSE (and settled) in Sterling, as is the case with the existing Ordinary Shares.

The Company is a constituent of, and all the issued existing Ordinary Shares are included in, the FTSE 100 Index. Immediately following the Sub-division, the sub-divided Ordinary Shares in issue will be included, in place of the existing Ordinary Shares previously in issue, in the FTSE 100 Index.

If the Sub-division becomes effective on 14 August 2006 dealings in the sub-divided Ordinary Shares on the LSE will commence on 14 August 2006. The attention of Shareholders whose shares are held through CREST is drawn to paragraph 4.

6 Dividends

The payment of the Company's dividends will not be affected by the Sub-division. All mandates and other instructions in force relating to dividend payments including Dividend Reinvestment Plan ('DRIP') elections will, unless and until revoked, remain in force.

After the Sub-division is implemented, all future dividends mandated to participate in the Company's DRIP will be used to purchase sub-divided Ordinary Shares. Any residual dividend entitlements of Shareholders held by the Company in respect of DRIP elections made in respect of their holdings of existing Ordinary Shares will continue to be carried forward in accordance with the terms and conditions of the DRIP to be applied in purchasing sub-divided Ordinary Shares in the future.

7 Share Schemes

As a consequence of the Sub-division, all current and future options and awards granted under the Company's employee share schemes (the 'Share Schemes') will relate to sub-divided Ordinary Shares. This change does not require any amendments to be made to the rules of the Share Schemes, although any corporate performance targets will need to reflect the Sub-division. The Inland Revenue have confirmed, on condition that the Sub-division is implemented, that the Sub-division will not affect the tax status of the UK tax approved Share Schemes.

8 Taxation

The following statements are intended only as a general guide to current United Kingdom tax legislation and to the current practice of the United Kingdom Inland Revenue. They relate only to persons who are the absolute beneficial owners of the shares, are residents or (if individuals) ordinarily resident in the United Kingdom for tax purposes. Any person who is in any doubt as to his tax position is strongly recommended to consult his professional advisers immediately.

The Sub-division should not give rise to any liability for UK capital gains tax purposes. For UK capital gains tax purposes the sub-divided Ordinary Shares should be treated as the same asset as a Shareholder's holding of the existing Ordinary Shares.

9 Overseas Shareholders

It is the responsibility of overseas Shareholders to ensure that all relevant laws and regulations in overseas jurisdictions applicable to them or their shareholdings (for example exchange control laws or regulations) are complied with, and that they obtain any permissions or consents required to be obtained by them, or make any filings required to be made by them, in overseas jurisdictions.

10 Timetable

If circumstances result in the expected timetable being changed, Shareholders will be informed by announcement to the FSA and by advertisement in the UK press, and such announcement will include details of dates relevant for the purposes of dealings and settlement.

11 Resolution 10

The Sub-division requires shareholder approval. Accordingly the Annual General Meeting of the Company convened for 11 July 2006 will consider Resolution 10 which, if passed, will, subject to the conditions detailed in paragraph 2 above, sub-divide each Ordinary Share of 18 US cents each in the capital of the Company into six Ordinary Shares of 3 US cents each.

12 Resolution 11

The only alteration to the existing Articles connected with the Sub-division, proposed pursuant to Resolution 10, is for the Articles to reflect the Sub-division so that the authorised share capital of the Company will consist of Ordinary Shares of 3 US cents each and Deferred Sterling Shares of £1 each (Article 3).

13 Questions you may have

How many shares will I own after the Sub-division?
You will own six times as many shares as before, but the nominal value of your holding and your percentage interest in the share capital of the Company will not have changed.

Will the shares be quoted on the Official List and traded on the LSE after the Sub-division?
Yes, the shares will be quoted on the Official List and traded on the LSE as before although the price quoted at the commencement of dealings of each sub-divided share is expected to reflect the Sub-division proportionately.

Will I receive a new share certificate after the Sub-division?
No, you will keep the same share certificate as before. However, on the date the Sub-division is due to become effective, a letter confirming that the Sub-division has become effective will be sent to you along with adhesive labels and instructions as to how you should affix such labels to your existing certificates.

Will I have to do anything about my CREST stock account after the Sub-division?
No, the shares will be credited automatically to the appropriate stock account.

How will I know when the shares have been sub-divided?
It will be publicly announced through the FSA public announcements systems.

APPENDIX 2 TO THE NOTICE OF ANNUAL GENERAL MEETING

The Man Group 2006 Long-Term Incentive Plan (the '2006 LTIP')

Set out below is a summary of the rules of the 2006 LTIP proposed to be adopted by the Company.

Eligibility

Awards may be granted to executives of the Company (including executive directors) and its subsidiary companies who are selected by the Remuneration Committee.

Grant of awards

Awards (which may be either performance awards or matching awards) may normally only be granted in the six weeks beginning with the date on which the 2006 LTIP is approved and adopted by the Company, and thereafter in the six week period following the announcement by the Company of its results for any period. Awards may be granted outside these periods in exceptional circumstances.

Subject to shareholder approval of the 2006 LTIP, it is proposed that the first awards will be granted in 2007. No awards may be granted more than 10 years after the adoption of the 2006 LTIP. Awards are personal to participants and may not be transferred except on death. Awards are not pensionable.

Awards may be made in several forms, as determined by the Remuneration Committee at the date of grant in the light of (for example) accounting and tax consequences. These include: (a) a contingent right to acquire shares at no cost, (b) a nil or nominal priced option, (c) a gift of shares forfeitable in the event that specified conditions are not met or (d) such other form as has substantially the same economic effect.

Individual limit

The initial value of a performance share award granted in any one financial year will be determined by the Remuneration Committee up to a maximum of 100% of basic salary. The value of each matching award will be equal to the pre-tax amount of any annual bonus which an executive elects to invest in shares, together with the value of any shares purchased by the executive under the Company's Assisted Purchase Scheme (see the Remuneration Report for further details of this scheme whereby, with the approval of the Remuneration Committee, executives can purchase shares from the Group's discretionary trust at market value but on deferred terms).

The number of shares which are the subject of an award will be calculated by dividing the value of the award by the average middle market quotations of the Company's Ordinary Shares on the London Stock Exchange over the 5 dealing days prior to the date of the award.

Overall limits

The 2006 LTIP contains the following limits on the issue of the Company's shares:

(i) in any ten-year period, the number of the Company's shares that may be issued or placed under option or award under the 2006 LTIP and under any other executive share scheme established by the Company may not exceed 5% of the issued ordinary share capital of the Company from time to time; and

(ii) in any ten-year period, the number of the Company's shares which may be issued or placed under option or award under the 2006 LTIP and under any employees' share scheme established by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time.

Shares may be transferred out of treasury to satisfy awards under the 2006 LTIP, but any shares so transferred will be treated as issued for the purposes of the limits in (i) and (ii) above, unless institutional shareholder guidelines are amended so that this is no longer required. The 2006 LTIP may also operate in conjunction with shares held by the Group's discretionary trust.

Performance condition

The 2006 LTIP provides that the performance condition shall be as set out below, unless the Remuneration Committee determines that another condition shall apply (the performance condition will apply to both performance awards and matching awards). The proportion of the award, if any, that an executive will ultimately receive will depend upon the Company's performance during a three-year period commencing at the beginning of the financial year in which the award is made (the 'performance period').

Performance will be measured by reference to the level of post-tax return on capital employed ('Return on Equity') over the performance period. No shares will vest if the average Return on Equity is less than 20% per annum. At 20% per annum, 10% of the shares that are the subject of an award will vest, rising on a straight-line basis to 100% vesting for average Return on Equity of 30% per annum and above.

Timing of release

Shares will not normally be released until the fourth anniversary of the grant date.

Entitlement to dividends

To the extent that an award vests at the end of the performance period, the Remuneration Committee may decide that a cash amount, equivalent to the dividends that would have been paid on the vested shares since the grant date of the award, will be paid to participants when the shares are released. Alternatively, awards may be granted on terms whereby, in respect of vested shares only, dividends received from the date of grant of the award are deemed to have been reinvested in shares, thus increasing the number of shares to which the award relates.

Forfeiture

In principle, a participant who leaves the Company's service before the release date will forfeit any awards then held by him. In addition, any matching award will be forfeited if the related invested shares are disposed of before the end of the performance period.

Cessation of employment

If a participant ceases employment before an award vests, the following provisions shall apply.

If the participant ceases employment by reason of death, his award will vest immediately based on the Remuneration Committee's assessment of the Company's performance up to the date of death and on the basis that the number of shares in respect of which an award may vest early shall be reduced proportionately on a time basis, unless the Remuneration Committee decides otherwise.

If the participant ceases employment due to ill-health, permanent disability, retirement with the agreement of the employer or redundancy or by reason of his employment being with a company or business which is transferred out of the Group, or for any other reason at the discretion of the Remuneration Committee, the award will vest at the end of the performance period (or the date of termination if later), but only to the extent that the performance conditions have been met over the performance period. The number of shares in respect of which an award may vest shall be reduced proportionately on a time basis, unless the Remuneration Committee decides otherwise. The Remuneration Committee may alternatively allow awards to vest following termination of employment, based on the Remuneration Committee's assessment of the Company's performance up to that time and on the basis that the number of shares in respect of which an award may vest early shall be reduced proportionately on a time basis, unless the Remuneration Committee decides otherwise.

Change of control

In the event of a takeover, reconstruction or winding-up of the Company, shares may be released early on the basis of performance up to the event in question, but with the number of shares in respect of which an award may vest being reduced proportionately on a time basis. The Remuneration Committee has a discretion to vary the number of shares that vest on this basis if it considers it to be appropriate to do so. Internal reorganisations are not treated as a change of control for these purposes.

Variation of capital

In the event of a variation of share capital, the Remuneration Committee may make such adjustments to the number of shares subject to an award as it considers appropriate.

Alterations

The Remuneration Committee has the right to alter the rules of the 2006 LTIP. The prior approval of the Company in general meeting must be obtained in the case of any amendment to the advantage of participants which is made to the provisions relating to eligibility, limits, variations of capital, the maximum entitlement for any one participant and the basis for determining a participant's entitlement to shares. However, any minor amendment to benefit the administration of the 2006 LTIP or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any member of the Group, may be made without the prior approval of the Company in general meeting. Any amendment that is to the disadvantage of participants requires their majority consent.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England No. 2921462

Attendance Card
Annual General Meeting

Man Group plc

Annual General Meeting at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 11 July 2006 at 11.00 am.

Detach along perforation and submit at AGM entry to facilitate reception

Notes on completing the Form of Proxy

1 A member entitled to attend and vote at the Meeting may appoint a proxy of his or her choice. Leave the space blank if the Chairman is to exercise the proxy vote. If any other proxy is preferred, enter the name of the proxy in the space provided. A proxy need not be a member of the Company but must attend the Meeting in order to represent you.

2 In the case of a corporation, the Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.

3 In the case of joint holders, the Form of Proxy must be signed by the first named holder of the shares.

4 Only members or their proxies may attend the Meeting. Only members personally present may vote on a show of hands.

5 Completion and return of the Form of Proxy will not prevent a member from attending and voting in person at the Meeting if the member so wishes.

6 Please indicate with an X in the boxes in the Form of Proxy how you wish your proxy to vote on each of the resolutions. If no indication is given your proxy will have discretion to vote or abstain on those and all other resolutions or amendments thereto which may be voted on at the Meeting.

7 To be effective, the Form of Proxy, duly completed, must be lodged with the Company's Registrars, Lloyds TSB Registrars, FREEPOST SEA7144, The Causeway, Worthing, West Sussex BN99 6AQ no later than 11.00 am on 9 July 2006.

8 A member may register a proxy appointment electronically via the Lloyds TSB Registrars' website www.sharevote.co.uk subject to the terms and conditions shown on the website. The deadline for submission of a proxy appointment in this way is the same as in Note 7 above. An electronic proxy appointment will be invalid unless it is lodged at the electronic address specified in this Note 8. Please note that any electronic communication found to contain a computer virus will not be accepted.

9 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service should first read Note 4 of the Notice of Annual General Meeting.

If you wish, you may return the Form of Proxy in an envelope to the FREEPOST address. No stamp is needed.

Form of Proxy

Man Group plc

Reference Number

Card ID

Account Number

You may submit your Proxy electronically at www.sharevote.co.uk quoting the above numbers

I/We the undersigned being a member/members of Man Group plc hereby appoint (note 1)

or failing him/her the Chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 11 July 2006 and at any adjournment thereof and in respect of the Ordinary and Special Business set out in the Notice of Annual General Meeting to vote as indicated below.

Please indicate your vote by marking the appropriate boxes in black ink like this ☒. Please note that a 'vote withheld' is not a vote in law so will not be included in any calculation of votes cast.

Resolution	For	Against	Vote Withheld
1 Receive the Report and Accounts	☐	☐	☐
2 Approve the Remuneration Report	☐	☐	☐
3 Declare a final dividend	☐	☐	☐
4 Re-elect J R Aisbitt as a Director*	☐	☐	☐
5 Re-elect P L Clarke as a Director	☐	☐	☐
6 Re-elect K R Davis as a Director	☐	☐	☐
7 Re-elect G R Moreno as a Director*#	☐	☐	☐
8 Re-appoint Auditors	☐	☐	☐
9 Remuneration of the Auditors	☐	☐	☐
10 Sub-division of Ordinary Shares	☐	☐	☐
11 Alteration to Articles of Association†	☐	☐	☐
12 Authorise Directors to allot relevant securities (S.80)	☐	☐	☐
13 Authorise Directors to disapply pre-emption rights (S.95)†	☐	☐	☐
14 Authorise Company to purchase own shares†	☐	☐	☐
15 Approval of 2006 LTIP	☐	☐	☐

† Special Resolution

* A member of the Audit and Risk, the Nomination and the Remuneration Committees

\# Senior independent non-executive director

Please mark this box if signing on behalf of the shareholder as Attorney, Receiver, or Third Party. ☐

This card should not be used for any comments, change of address, or other queries. Please send separate instruction.

0874-009-0

Please sign here

Date


Bridge Street
Parliament Street
St. Margaret Street
Parliament Square
Westminster Abbey
Great George Street
St. Margaret's
Broad Sanctuary
Dean's Yard
Great Smith St
Storey's Gate
Horse Guards Road
QUEEN ELIZABETH II CONFERENCE CENTRE
MAIN ENTRANCE
Old Queen Street
Lewisham Street
Parker St.
Tothill Street
Victoria Street
St. James's Park
Birdcage Walk
Dartmouth Street
Carteret Street
New Scotland Yard
Broadway
Anne's Gate
Queen
St. James's Park

Location of AGM

RESPONSE LICENCE NO.
SEA7144

1



The Registrar
MAN GROUP plc
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6AQ

2005

Winner announced
10th October

SHORTLISTED FOR THE 2002 BOOKER PRIZE

TIM WINTON DIRT MUSIC

Bitter Fruit

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